We will amend and complete the information in this prospectus supplement. This prospectus supplement and the prospectuses are part of effective registration statements filed with the SEC. This prospectus supplement and the prospectuses are not offers to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.

Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-122451
and 333-126727

PRELIMINARY PROSPECTUS SUPPLEMENT	Subject to completion, dated August 2, 2005

(To prospectus dated February 23, 2005
and prospectus dated August 1, 2005)
5,500,000 Shares
TECHNICAL OLYMPIC USA, INC.
Common Stock

We are offering 4,000,000 shares of our common stock and Technical Olympic S.A., our majority stockholder and the selling stockholder, is offering 1,500,000 shares of our common stock. We will not receive any proceeds from the sale of any shares of common stock sold by the selling stockholder.
Our common stock is traded on the New York Stock Exchange under the symbol “TOA.” On August 1, 2005, the last reported sale price of our common stock reported on the New York Stock Exchange was $28.80.
Investing in our common stock involves risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement for a discussion of certain factors you should consider before you buy our common stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectuses. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to Technical Olympic USA, Inc.	$	$

Proceeds to selling stockholder	$	$

The underwriters may also purchase up to an additional 825,000 shares of common stock from us and the selling stockholder, at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $          , the total proceeds to us will be $           and the total proceeds to the selling stockholder will be $          .
Delivery of the shares will be made on or about August      , 2005.

Joint Book-Running Managers

UBS Investment Bank	Citigroup

Deutsche Bank Securities
Wachovia Securities
JMP Securities
The date of this prospectus supplement is August      , 2005

About this prospectus supplement
This prospectus supplement supplements two different prospectuses, which are separately included as part of two different registration statements. The prospectus dated February 23, 2005, which is a part of Registration Statement No. 333-122451 and which we refer to as the company prospectus, relates to the offering by us of up to $500 million of the securities described in the company prospectus. The prospectus dated August 1, 2005, which is a part of Registration Statement No. 333-126727 and which we refer to as the selling stockholder prospectus, relates to the offering of up to 2 million shares of common stock by the selling stockholder. We refer collectively to the company prospectus and the selling stockholder prospectus as the “accompanying prospectuses.”
This document has three parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectuses and the documents incorporated by reference. The second and third parts are the two accompanying prospectuses, which give more general information, some of which may not apply to this offering. TO THE EXTENT THERE IS A CONFLICT BETWEEN THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE INFORMATION CONTAINED IN THE ACCOMPANYING PROSPECTUSES OR THE INFORMATION CONTAINED IN ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN OR THEREIN, THE INFORMATION CONTAINED IN THE MOST RECENTLY DATED DOCUMENT SHALL CONTROL.
It is important for you to read and consider all information contained in this prospectus supplement and each accompanying prospectus, including the documents incorporated by reference herein and therein, in making your investment decision. This prospectus supplement and the accompanying prospectuses incorporate important business and financial information about us and our subsidiaries that is not included in or delivered with these documents. This information is available without charge upon written or oral request. See “Where You Can Find More Information.”
You should rely only on the information contained, incorporated or deemed incorporated by reference in this prospectus supplement and the accompanying prospectuses. We have not authorized anyone to give any information or to make any representation not contained, incorporated or deemed incorporated by reference in this prospectus supplement or the applicable accompanying prospectuses in connection with the offering of shares of common stock in this offering. You should not assume that the information contained in this prospectus supplement and the accompanying prospectuses is correct as of any date after the respective dates of this prospectus supplement and the accompanying prospectuses, even though this prospectus supplement and the accompanying prospectuses are delivered or these shares of common stock are offered or sold on a later date.
This prospectus supplement is not, and neither of the accompanying prospectuses are, an offer to sell any security other than the common stock and they are not soliciting an offer to buy any security other than the common stock. This prospectus supplement is not, and neither of the accompanying prospectuses are, an offer to sell this common stock to any person, and they are not soliciting an offer from any person to buy the common stock, in any jurisdiction where the offer or sale to that person is not permitted.

Prospectus Supplement
Prospectus dated February 23, 2005
Prospectus dated August 1, 2005
S-i

Prospectus supplement summary
This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectuses carefully, especially the risks discussed under the “Risk Factors” section beginning on page S-9 of this prospectus supplement and our consolidated financial statements and the notes to those statements included herein. Unless the context otherwise requires, all references to “we,” “our,” “us” or “TOUSA” refer to Technical Olympic USA, Inc. and its subsidiaries. The term “selling stockholder” or “TOSA” as used in this prospectus supplement refers to Technical Olympic S.A. Unless indicated otherwise, all information in this prospectus supplement assumes that the underwriters do not exercise the over-allotment option described in “Underwriting.”
THE COMPANY
We design, build and market high quality detached single-family residences, townhomes and condominiums. We operate in markets characterized by strong population and income growth. Currently, we conduct homebuilding operations in 16 metropolitan markets, located in four major geographic regions: Florida, the Mid-Atlantic, Texas and the West.
For the year ended December 31, 2004, we delivered 7,221 homes, with an average sales price of $275,000, and generated approximately $2.1 billion in homebuilding revenues and $119.6 million in net income, or $2.08 per diluted share. Our unconsolidated joint ventures delivered an additional 116 homes, with an average sales price of $299,000.
For the six months ended June 30, 2005, we delivered 3,879 homes, with an average sales price of $282,000 and our unconsolidated joint ventures delivered an additional 344 homes, with an average sales price of $301,000. This represented an increase in homebuilding revenues of 25% to approximately $1,149.4 million for the six months ended June 30, 2005, from $923.2 million for the six months ended June 30, 2004. At June 30, 2005, our homebuilding operations had a backlog of 6,335 homes under contract, with sales value of $2.1 billion, and our unconsolidated joint ventures had a backlog of 1,125 homes under contract, with sales value of $0.4 billion. Net income increased to $72.1 million, or $1.24 per diluted share, for the six months ended June 30, 2005 from $42.2 million, or $0.74 per diluted share, for the six months ended June 30, 2004.
We market our homes to a diverse group of homebuyers, including “first-time” homebuyers, “move-up” homebuyers, homebuyers who are relocating to a new city or state, buyers of second or vacation homes, active-adult homebuyers and homebuyers with grown children who want a smaller home (“empty-nesters”). We market our homes under various brand names, including Engle Homes, Newmark Homes, Trophy Homes and Gilligan Homes.
As of June 30, 2005, we controlled approximately 74,000 homesites (including through our unconsolidated joint ventures), of which 81% were controlled through various option arrangements, and we were actively selling homes in 228 communities (including 20 through our unconsolidated joint ventures).
As part of our objective to provide homebuyers a seamless home purchasing experience, we have developed our complementary financial services business. As part of this business, we provide mortgage financing, closing and settlement services and offer title, homeowners’ and other insurance products. Our mortgage financing operation’s revenues consist primarily of origination and premium fee income, interest income and the gain on the sale of the mortgages. We sell substantially all of our mortgages and the related servicing rights to third party investors. Our mortgage financing services are used primarily by buyers of our homes, although we also offer these services to existing homeowners. By comparison, our closing services and our insurance agency operations are used by our homebuyers as well as a broad range of other clients purchasing or refinancing residential or commercial real estate.

COMPETITIVE STRENGTHS
High growth markets
We believe that by focusing our homebuilding operations in high growth markets, we are well positioned to expand our business and maximize our financial returns. We operate in five of the eight fastest growing states in the United States, based on population growth from 1990 to 2000. The average median population growth in the eight states where we have divisions was 28.1% from 1990 to 2000, as compared to the U.S. average of 13.1%. In addition, each of the states in which we operate has demonstrated a history of solid economic growth. These eight states had an average median income growth of 13.3%, as compared to the U.S. average of 4.0%, from 1989 to 1999. We expect that these growth trends will increase future housing demand in our markets. Additionally, based on our relative position in each of these markets, we believe we have the opportunity to expand our operations.
Geographic and customer diversification
We operate in 16 geographically diverse markets. For the year ended December 31, 2004, none of the metropolitan markets in which we operated during such period represented more than 16% of our total revenues. Within our markets, we target a diverse customer base including first-time, move-up, relocating, active-adult and empty-nester homebuyer segments. For the year ended December 31, 2004, we generated 37% of our revenues from home sales from homes in the $200,000 to $300,000 price range, 22% of our revenues from home sales from homes in the $300,000 to $400,000 price range, 29% of our revenues from home sales from homes in the under $200,000 price range and 12% of our revenues from home sales from homes in the over $400,000 price range. We believe that this diversification protects us from downturns in any one market or price segment and provides us with additional growth opportunities.
Experienced management team
We balance our local expertise and focus with a seasoned and professional senior management team. Our regional and divisional managers have an average of 20 years of homebuilding experience in their local markets. As a result, they have developed in-depth market expertise and familiarity with their customers and subcontractors. In addition, as a result of their long-standing relationships with local land sellers and developers, our regional and divisional managers are well-positioned to acquire premium land and homesites. Our senior corporate managers have an average of more than 18 years of experience in the homebuilding business and have a successful track record of delivering strong results in varying homebuilding cycles. The experience and depth of our management team provides us the capability to quickly evaluate and successfully capitalize on market opportunities and adjust to changing national, regional and local business conditions.
Strong land positions and disciplined acquisition strategy
Land is our key raw material and one of our most valuable assets. We believe that by acquiring land and homesites in premier locations, we enhance our competitive standing and reduce our exposure to economic downturns. We believe that homes in premier locations continue to attract homebuyers in both strong and weak economic conditions. We consider that our disciplined acquisition strategy of balancing homesites and land we own and those we can acquire under option contracts and through joint ventures provides us access to a substantial supply of quality homesites and land while conserving our invested capital and optimizing our returns. Generally, we acquire only homesites and land suitable for homesite development and residential construction.

Strong brand recognition and customer service
We market our homes under various brand names, including Engle Homes, Newmark Homes, Trophy Homes and Gilligan Homes. We believe our brands are widely recognized in the markets in which we operate for providing quality homes in desirable locations and enjoy a solid reputation among potential homebuyers. We believe that customer satisfaction enhances our reputation for quality and service and leads to significant repeat and referral business. In our industry, customer satisfaction is based in large part on our ability to respond promptly and courteously to homebuyers before, during and after the sale of our homes. As part of our customer service program, we conduct home orientations and pre-delivery inspections to promptly address any outstanding construction issues and, in most of our markets, we contract with independent third parties to conduct periodic post-delivery evaluations of the customer’s satisfaction with their home, as well as the customer’s experience with our sales personnel, construction department and title and mortgage services.
BUSINESS STRATEGIES
Capitalize on growth potential in our current markets
We believe that a significant portion of our future growth will stem from our ability to increase our homes sales and capture additional market share within our current markets. Currently, we conduct homebuilding operations in 16 metropolitan markets, each of which is highly fragmented with other homebuilders. Our reputation as a high quality homebuilder combined with our financial resources gives us an advantage over many smaller homebuilders with whom we compete. Consequently, we have an opportunity to significantly strengthen our market position by expanding our product offerings and increasing the number of our active selling communities. Generally, our current markets have demonstrated solid income and population growth trends. As a result, we expect that strong demand for new housing in our current markets will also contribute to our growth. By leveraging our current operations, we believe that we will, over time, maximize our financial returns, strengthen our margins and increase our revenues and profitability.
Expand our use of joint ventures and option contracts to maximize our return on assets
We have entered into, and expect to expand our use of, joint ventures that acquire and develop land for our homebuilding operations and/or joint ventures that develop land and also build and market homes. We believe that these joint ventures help us acquire attractive land positions, mitigate and share the risk associated with land ownership and development, increase our return on assets and extend our capital resources. In addition, we seek to use option contracts to acquire land whenever feasible. Option contracts allow us to control significant homesite positions with minimal capital investment and substantially reduce the risks associated with land ownership and development. At June 30, 2005, we controlled approximately 74,000 homesites (including through our unconsolidated joint ventures) of which approximately 81% were controlled through various option arrangements.
Grow our financial services business
Our financial services operations require minimal capital investment and are financially advantageous because of the cost savings resulting from using our affiliated mortgage financing operation and the earnings generated by the high volume of transactions completed by our title insurance and closing services operations. We believe that these financial services complement our homebuilding operations and provide homebuyers a seamless home purchasing experience. For the six months ended June 30, 2005, approximately 10% of our homebuyers paid in cash and 61% of our non-cash homebuyers used the services of our mortgage business, while 84% of our homebuyers used our title and closing services. We believe that we have an opportunity to grow our financial services business by:

▶	increasing the percentage of our homebuyers who use our financial services;

▶	marketing our financial services more actively to buyers of homes built by other homebuilders, including smaller homebuilders that do not provide their own financial services; and

▶	offering additional services that complement our existing financial services in all our markets.
Selectively expand into new markets
We intend to supplement our primary growth strategy of expansion in our current markets with a disciplined, financial return oriented approach to entering new markets. We will focus on entering metropolitan areas that have favorable homebuilding characteristics, including availability of strong management with local market expertise as well as solid income and population growth trends, significant single-family home permit activity, a diversified economy and an adequate supply of obtainable homesites. We believe this long-term emphasis on geographic diversification across a range of growing markets with strong fundamentals will enable us to minimize our exposure to adverse economic conditions, seasonality and housing cycles in individual local markets. We will enter new markets through strategic acquisitions of other homebuilders and through initiating operations using our existing management expertise and resources.
Recent developments
On August 1, 2005, we completed the acquisition of the homebuilding assets and operations of Transeastern Properties, Inc. (“Transeastern”), headquartered in Coral Springs, Florida, through a joint venture (the “Transeastern acquisition”). The joint venture was formed between us and an entity (the “Falcone Entity”) controlled by Arthur Falcone and Edward Falcone, Co-Chairmen of The Falcone Group, and majority owners of Transeastern Homes (the “Transeastern JV”). The Transeastern JV acquired Transeastern’s homebuilding assets, including work in process, finished lots and certain land option rights, for approximately $826.2 million (which includes the assumption of $112.0 million of liabilities). An earnout of up to an additional $75.0 million will be paid if certain conditions are met, such as achieving predetermined quarterly EBITDA targets and delivery of entitlement on certain tracts of land currently held under lot option contracts. In addition to the assets acquired in the transaction, the Transeastern JV will have a right of first offer on land developed by The Falcone Group in the joint venture’s existing markets for a period of five years.
We are the managing member of the Transeastern JV. We and the Falcone Entity each hold a 50% voting interest in the joint venture. The Transeastern JV is funded with $675.0 million of third party debt capacity (of which $560.0 million was drawn), a $20.0 million subordinated bridge loan from us and $165.0 million of equity, of which $90.0 million was contributed by us. The third party debt is secured by the joint venture’s assets and ownership interests and is non-recourse to us.
EXECUTIVE OFFICES
Our executive offices are located at 4000 Hollywood Blvd., Suite 500 N, Hollywood, Florida 33021, and our telephone number is (954) 364-4000. Our web address is http://www.tousa.com. We do not intend the information on our website to constitute part of this prospectus supplement and the accompanying prospectuses.

The offering

Common stock offered by us	4,000,000 shares

Common stock offered by the selling stockholder	1,500,000 shares

Common stock outstanding after this offering	60,093,602 shares

Use of Proceeds	We intend to use the net proceeds to us from this offering to repay amounts outstanding under our revolving credit facility. Borrowings under the credit facility were used to finance working capital, including land acquisitions and joint venture investments. We will not receive any of the proceeds from the sale of common stock by the selling stockholder. See “Use of Proceeds.”

Risk Factors	You should carefully consider the information set forth in the section entitled “Risk Factors” and the other information included in this prospectus supplement and the accompanying prospectuses in deciding whether to purchase our common stock.

Our New York Stock Exchange symbol	TOA
The number of shares of our common stock that will be outstanding after this offering is based on the number of shares outstanding as of July 27, 2005. However, it does not include 6,084,152 shares of common stock issuable upon exercise of options outstanding as of July 27, 2005.
We and the selling stockholder have agreed to sell up to an aggregate of 825,000 shares of our common stock (of which up to 600,000 may be sold by us and 225,000 may be sold by the selling stockholder) if the underwriters exercise in full their over-allotment option, which we describe in “Underwriting.” We will not receive any proceeds from any shares of common stock sold by the selling stockholder pursuant to the over-allotment option.

Summary financial and operating data
The following summary financial data has been derived from our consolidated financial statements and the related notes included herein. You should read these consolidated financial statements and the related notes as well as the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the period ended June 30, 2005, which are incorporated by reference in this prospectus supplement. These historical results are not necessarily indicative of the results of operations or financial condition to be expected in the future.

					Three months ended				Six months ended
	Year ended December 31,				June 30,				June 30,

	2002(1)(2)	2003	2004		2004		2005		2004		2005

	(dollars in millions except average sales price in thousands
	and share and per share amounts)
Statement of Income Data:
Homebuilding:
Revenues	$1,377.7	$1,642.6	$2,100.8		$498.3		$615.8		$923.2		$1,149.4
Cost of sales	1,101.6	1,319.4	1,672.4		402.5		478.1		746.8		895.9

Gross profit	276.1	323.2	428.4		95.8		137.7		176.4		253.5
Selling, general and administrative expenses	187.5	212.1	251.6		59.4		77.1		115.7		156.5
(Income) from joint ventures, net	—	—	(3.2)		—		(8.1)		—		(10.7)
Other (income) expense, net	(2.6)	(3.6)	(1.7)		0.7		(2.3)		(0.5)		(4.2)

Homebuilding pretax income	91.2	114.7	181.7		35.7		71.0		61.2		111.9
Financial services:
Revenues	30.7	38.1	34.5		9.4		11.4		18.2		21.4
Expenses	15.0	22.5	26.2		6.9		9.0		12.5		17.7

Financial services pretax income	15.7	15.6	8.3		2.5		2.4		5.7		3.7

Income from continuing operations before provision for income taxes	106.9	130.3	190.0		38.2		73.4		66.9		115.6
Provision for income taxes	39.9	47.6	70.4		14.1		27.7		24.7		43.5

Income from continuing operations	$67.0	$82.7	$119.6		$24.1		$45.7		$42.2		$72.1

Share Data:(3)
Income from continuing operations per share
Basic	$1.28	$1.57	$2.13		$0.43		$0.82		$0.75		$1.29
Diluted	$1.28	$1.56	$2.08		$0.42		$0.79		$0.74		$1.24
Weighted average number of common shares outstanding
Basic	52,272,726	52,720,185	56,060,371		56,060,228		56,083,450		56,053,078		56,078,578
Diluted	52,272,726	53,180,190	57,410,700		57,195,224		58,189,548		57,053,943		58,157,052
Cash dividends per share	$—	$—	$0.036		$0.012		$0.015		$0.012		$0.027
Operating Data:
Deliveries	5,085	6,135	7,337	(4)	1,684	(5)	2,215	(5)	3,201	(6)	4,223	(6)
Average sales price, per delivery(7)	$266	$262	$275		$275		$289		$272		$282
Net sales orders (net of cancellations)	5,009	6,835	9,933	(4)	2,783	(5)	3,185	(5)	5,604	(6)	5,920	(6)
Backlog at end of period, number of homes	2,280	3,128	5,763	(4)	5,531	(5)	7,460	(5)	5,531	(6)	7,460	(6)
Backlog at end of period, sales value(8)	$636.9	$855.4	$1,567.0		$1,537.8		$2,101.9		$1,537.8		$2,101.9

	As of	As of
	December 31,	June 30,
	2004	2005

	(dollars in millions)
Balance Sheet Data:
Cash and cash equivalents:
Unrestricted	$268.5	$77.5
Restricted(9)	$77.1	$72.9
Inventories	$1,281.2	$1,518.3
Total assets	$1,987.5	$2,063.6
Total homebuilding borrowings(10)	$811.4	$811.5
Total borrowings(10)(11)	$860.4	$860.9
Stockholders’ equity	$662.7	$736.3

(1)	On June 25, 2002, we completed the merger with Engle Holdings Corp., which we refer to as Engle. As both entities were under the common control of Technical Olympic, Inc., our parent company at the time, the merger was accounted for as a reorganization of entities under common control. In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” we recognized the acquired assets and liabilities of Engle at their historical carrying amounts. As both entities became under common control of Technical Olympic, Inc. on November 22, 2000, our financial statements and other operating data have been restated to include the operations of Engle from November 22, 2000. See note 1 to our consolidated financial statements for the year ended December 31, 2004, included herein.

(2)	On April 15, 2002, we completed the sale of Westbrooke Acquisition Corp., formerly one of our Florida homebuilding subsidiaries. In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the results of Westbrooke’s operations have been classified as discontinued operations and prior periods have been restated. See note 9 to our consolidated financial statements for the year ended December 31, 2004, included herein.

(3)	All share data has been adjusted to reflect a three-for two stock split effected in the form of a 50% stock dividend paid on June 1, 2004 and a five-for-four stock split effected in the form of a 25% stock dividend paid on March 31, 2005.

(4)	For the year ended December 31, 2004, this amount includes, (A) on a consolidated basis, (i) 7,221 deliveries, (ii) 9,543 net sales orders and (iii) a backlog of 5,094 homes and (B) from our unconsolidated joint ventures, (i) 116 deliveries, (ii) 390 net sales orders and (iii) a backlog of 669 homes.

(5)	For the three months ended June 30, 2004, this amount includes, (A) on a consolidated basis, (i) 1,682 deliveries, (ii) 2,645 net sales orders and (iii) a backlog of 5,303 homes and (B) from our unconsolidated joint ventures, (i) 2 deliveries, (ii) 138 net sales orders and (iii) a backlog of 228 homes. For the three months ended June 30, 2005, this amount includes, (A) on a consolidated basis, (i) 2,012 deliveries, (ii) 2,699 net sales orders and (iii) a backlog of 6,335 homes and (B) from our unconsolidated joint ventures, (i) 203 deliveries, (ii) 486 net sales orders and (iii) a backlog of 1,125 homes.

(6)	For the six months ended June 30, 2004, this amount includes, (A) on a consolidated basis, (i) 3,199 deliveries, (ii) 5,374 net sales orders and (iii) a backlog of 5,303 homes and (B) from our unconsolidated joint ventures, (i) 2 deliveries, (ii) 230 net sales orders and (iii) a backlog of 228 homes. For the six months ended June 30, 2005, this amount includes, (A) on a consolidated basis, (i) 3,879 deliveries, (ii) 5,120 net sales orders and (iii) a backlog of 6,335 homes and (B) from our unconsolidated joint ventures, (i) 344 deliveries, (ii) 800 net sales orders and (iii) a backlog of 1,125 homes.

(7)	The average sales price per delivery excludes the effect of our unconsolidated joint ventures. The average sales price per delivery for our unconsolidated joint ventures was: $299,000 for the year ended December 31, 2004; $309,000 for the three months ended June 30, 2004; $321,000 for the three months ended June 30, 2005; $309,000 for the six months ended June 30, 2004; and $301,000 for the six months ended June 30, 2005.

(8)	The sales value in backlog excludes the sales value of backlog attributable to our unconsolidated joint ventures. The sales value in backlog for our unconsolidated joint ventures was: $210.4 million at December 31, 2004; $69.6 million at June 30, 2004; and $389.1 million at June 30, 2005.

(9)	Consists of amounts held in escrow by our title subsidiaries pursuant to purchase contracts or as required by law.

(10)	Does not include obligations for inventory not owned of (A) $136.2 million as of December 31, 2004 and (B) $103.6 million as of June 30, 2005, all of which are non-recourse to us.

(11)	Total borrowings includes Homebuilding borrowings and Financial Services borrowings.

Risk factors
RISKS RELATED TO OUR BUSINESS
Economic downturns in the geographic areas in which we operate could adversely affect demand and prices for new homes in those areas and could have an adverse effect on our revenues and earnings.
Although we operate in 16 major metropolitan markets, our operations are currently concentrated in the southwestern and southeastern United States and, as a result of our joint venture’s acquisition of Transeastern’s homebuilding operations, our operations in Florida have significantly increased. Adverse economic or other business conditions in these regions or in the particular markets in which we operate, all of which are outside of our control, could have an adverse effect on our revenues and earnings.
We may not be able to acquire suitable land at reasonable prices, which could increase our costs and reduce our earnings and profit margins.
We have experienced an increase in competition for available land and developed homesites in most of our markets as a result of the strength of the economy in many of these markets over the past few years and the availability of more capital to major homebuilders. Our ability to continue our development activities over the long-term depends upon our ability to locate and acquire suitable parcels of land or developed homesites to support our homebuilding operations. As competition for land increases, the cost of acquiring it may rise and the availability of suitable parcels at acceptable prices may decline. If we are unable to acquire suitable land or developed homesites at reasonable prices, it could limit our ability to develop new projects or result in increased land costs that we may not be able to pass through to our customers. Consequently, it could reduce our earnings and profit margins.
Our significant level of debt could adversely affect our financial condition and prevent us from fulfilling our debt service obligations.
We currently have a significant amount of debt and our ability to meet our debt service obligations will depend on our future performance. Numerous factors outside of our control, including changes in economic or other business conditions generally, or in the markets or industry in which we do business, may adversely affect our operating results and cash flows, which in turn may affect our ability to meet our debt service obligations. As of June 30, 2005, on a consolidated basis, we had approximately $859.4 million aggregate principal amount of debt outstanding (excluding obligations for inventory not owned of $103.6 million and the impact of original issue discounts and premiums), of which $810.0 million in aggregate principal amount matures in 2010 through 2015. As of June 30, 2005, we would have had the ability to borrow an additional $460.0 million under our revolving credit facility, subject to our satisfying the relevant borrowing conditions in that facility. In addition, subject to restrictions in our financing documents, we may incur additional debt.
If we are unable to meet our debt service obligations, we may need to restructure or refinance our debt, seek additional equity financing or sell assets. We may be unable to restructure or refinance our debt, obtain additional equity financing or sell assets on satisfactory terms or at all.

Risk factors

Our debt instruments impose significant operating and financial restrictions, which may limit our ability to finance future operations or capital needs and pursue business opportunities, thereby limiting our growth.
The indentures governing our outstanding notes and our revolving credit facility impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things:

▶	incur additional debt;

▶	pay dividends or make other restricted payments;

▶	create or permit certain liens, other than customary and ordinary liens;

▶	sell assets other than in the ordinary course of our business;

▶	invest in joint ventures above those amounts established in such instruments;

▶	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

▶	engage in transactions with affiliates; and

▶	consolidate or merge with or into other companies or sell all or substantially all of our assets.
These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities. In addition, our revolving credit facility requires us to maintain specified financial ratios and satisfy certain financial covenants, the indentures governing our outstanding notes require us to maintain a specified minimum consolidated net worth, and our warehouse lines of credit require us to maintain the collateral value of our borrowing base. We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our revolving credit facility and warehouse lines of credit would prevent us from borrowing additional money under those facilities and could result in a default under those facilities and our other debt obligations. Our failure to maintain the specified minimum consolidated net worth under the indentures will require us to offer to purchase a portion of our outstanding notes. If we fail to purchase these notes, it would result in a default under the indentures and may result in a default under other debt facilities.
We may not be successful in our effort to identify, complete, integrate or manage acquisitions, which could adversely affect our results of operations and future growth.
A principal component of our strategy is to continue to grow profitably in a controlled manner, including, where appropriate, by acquiring other property developers or homebuilders. We may not be successful in implementing our acquisition strategy, and our growth may not continue at historical levels or at all. The failure to identify or complete business acquisitions, or successfully integrate the businesses we acquire or otherwise realize the expected benefits of any acquisitions, could adversely affect our results of operations and future growth. Specifically, any delays or difficulties in converting our various information systems or implementing our internal policies and procedures could increase costs and otherwise affect our results of operations. Even if we overcome these challenges and risks, we may not realize the expected benefits of our acquisitions, if any.

Risk factors

We may need additional financing to fund our operations or for the expansion of our business, and if we are unable to obtain sufficient financing or such financing is obtained on adverse terms, we may not be able to operate or expand our business as planned, which could adversely affect our results of operations and future growth.
Our operations require significant amounts of cash. If our business does not achieve the levels of profitability or generate the amount of cash that we anticipate, or if we expand through acquisitions or organic growth faster than anticipated, we may need to seek additional debt or equity financing to operate and expand our business. If we are unable to obtain sufficient financing to fund our operations or expansion, it could adversely affect our results of operations and future growth. We may be unable to obtain additional financing on satisfactory terms or at all. If we raise additional funds through the incurrence of debt, we will incur increased debt service costs and may become subject to additional restrictive financial and other covenants.
Our future expectations for growth depend on the successful operation of our joint ventures; if they were dissolved, it could negatively impact our financial condition and results of operations.
We have entered into, and expect to expand our use of, joint ventures to acquire and develop land and build and market homes. We expect these joint ventures to materially contribute to our future operational and revenue growth. In connection with the formation of each of these joint ventures, we have entered into a contractual agreement with our third party joint venture partner(s). Generally, these agreements provide for us, or one of our affiliates, to manage the operations of the joint venture; however, the other party will generally have the ability to approve material changes to the purpose of the joint venture, significant additional capital contributions to the joint venture, the transfer of rights or interests to an unaffiliated third party and/or any change in the distribution of profits or losses. If we were unable to reach an agreement with respect to any of these types of matters, or other matters which required approval of our joint venture partner(s), it could lead to the dissolution of such joint venture. If a joint venture were dissolved, it could cause a disruption in the operations of such joint venture, reduce or delay the development of land, or negatively impact the number of homes sold and/or delivered by such joint venture. Any of these factors could adversely affect our anticipated growth, financial condition and/ or results of operations.
In the event that tax liabilities arise in connection with the October 2003 restructuring, there can be no assurance that we will not be liable for such amounts.
Prior to a restructuring transaction which occurred in October 2003, Technical Olympic, Inc., which we refer to as Technical Olympic, was the parent of our consolidated tax reporting group, and we were jointly and severally liable for any U.S. federal income tax owed by Technical Olympic or any other member of the consolidated group. As part of the restructuring, Technical Olympic was merged into TOI, LLC, a newly-formed limited liability company of which we are the sole member, and we became the parent of our consolidated tax reporting group. Also, as part of the restructuring, Technical Olympic Services, Inc., which we refer to as TOSI, a newly-formed corporation wholly-owned by Technical Olympic S.A., assumed all liabilities of Technical Olympic. We do not believe that any material tax liabilities will arise by reason of the restructuring. However, there can be no assurance that material tax liabilities will not arise in connection with the restructuring, that we will not be held liable for such amounts or that we will be able to collect from TOSI any amounts for which they may have assumed liability. The assessment of material tax liabilities in connection with the restructuring could have an adverse effect on our financial condition and results of operations.

Risk factors

RISKS RELATED TO OUR INDUSTRY
Changes in economic or other business conditions could adversely affect demand and prices for new homes, which could decrease our revenues.
The homebuilding industry historically has been cyclical and is affected significantly by adverse changes in general and local economic conditions, such as:

▶	employment levels;

▶	population growth;

▶	consumer confidence and stability of income levels;

▶	availability of financing for land and homesite acquisitions and the availability of construction and permanent mortgages;

▶	interest rates;

▶	inventory levels of both new and existing homes;

▶	supply of rental properties; and

▶	conditions in the housing resale market.
Adverse changes in one or more of these conditions, all of which are outside of our control, could reduce demand and/or prices for new homes in some or all of the markets in which we operate. A decline in demand or the prices we can obtain for our homes could decrease our revenues.
We are subject to substantial risks with respect to the land and home inventories we maintain, and fluctuations in market conditions may affect our ability to sell our land and home inventories at expected prices, if at all, which would reduce our profit margins.
As a homebuilder, we must constantly locate and acquire new tracts of land for development and developed homesites to support our homebuilding operations. There is a lag between the time we acquire land for development or developed homesites and the time that we can bring the communities to market and sell homes. Lag time varies on a project-by-project basis; however, historically, we have experienced a lag time of approximately one to two years. As a result, we face the risk that demand for housing may decline or costs of labor or materials may increase during this period and that we will not be able to dispose of developed properties or undeveloped land or homesites acquired for development at expected prices or profit margins or within anticipated time frames or at all. The market value of home inventories, undeveloped land and developed homesites can fluctuate significantly because of changing market conditions. In addition, inventory carrying costs (including interest on funds used to acquire land or build homes) can be significant and can adversely affect our performance. Because of these factors, we may be forced to sell homes or other property at a loss or for prices that generate lower profit margins than we anticipate. We may also be required to make material write-downs of the book value of our real estate assets in accordance with generally accepted accounting principles if values decline.
Supply risks and shortages relating to labor and materials can harm our business by delaying construction and increasing costs.
The homebuilding industry from time to time has experienced significant difficulties with respect to:

▶	shortages of qualified trades people and other labor;

Risk factors

▶	inadequately capitalized local subcontractors;

▶	shortages of materials; and

▶	volatile increases in the cost of certain materials, including lumber, framing and cement, which are significant components of home construction costs.
These difficulties can, and often do, cause unexpected short-term increases in construction costs and cause construction delays. In addition, to the extent our subcontractors incur increased costs associated with recent increases in insurance premiums and compliance with state and local regulations, these costs are passed on to us as homebuilders. We are generally unable to pass on any unexpected increases in construction costs to those customers who have already entered into sales contracts, as those contracts generally fix the price of the house at the time the contract is signed, which may be up to one year in advance of the delivery of the home. Furthermore, sustained increases in construction costs may, over time, erode our profit margins. We have historically been able to offset sustained increases in the costs of materials with increases in the prices of our homes and through operating efficiencies. However, in the future, pricing competition may restrict our ability to pass on any additional costs, and we may not be able to achieve sufficient operating efficiencies to maintain our current profit margins.
Future increases in interest rates or a decrease in the availability of government-sponsored mortgage financing could prevent potential customers from purchasing our homes, which would adversely affect our revenues and profitability.
Almost all of our customers finance their purchases through mortgage financing obtained from us or other sources. Increases in interest rates or decreases in the availability of mortgage funds provided by Fannie Mae, Freddie Mac, the Federal Housing Administration, or the Veteran’s Administration could cause a decline in the market for new homes as potential homebuyers may not be able to obtain affordable financing. In particular, because the availability of mortgage financing is an important factor in marketing many of our homes, any limitations or restrictions on the availability of those types of financing could reduce our home sales and the lending volume at our mortgage subsidiary. Increased interest rates can also limit our ability to realize our backlog because our sales contracts typically provide our customers with a financing contingency. Financing contingencies allow customers to cancel their home purchase contracts in the event they cannot arrange for financing. Even if our potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their existing homes to potential buyers who need financing. Interest rates currently are at one of their lowest levels in decades, and any future increases in interest rates could adversely affect our revenues and profitability.
The competitive conditions in the homebuilding industry could increase our costs, reduce our revenues and otherwise adversely affect our results of operations.
The homebuilding industry is highly competitive and fragmented. We compete in each of our markets with numerous national, regional and local builders. Some of these builders have greater financial resources, more experience, more established market positions and better opportunities for land and homesite acquisitions than we do and have lower costs of capital, labor and material than us. Builders of new homes compete for homebuyers, as well as for desirable properties, raw materials and skilled subcontractors. The competitive conditions in the homebuilding industry could, among other things:

▶	increase our costs and reduce our revenues and/or profit margins;

▶	make it difficult for us to acquire suitable land or homesites at acceptable prices;

▶	require us to increase selling commissions and other incentives;

Risk factors

▶	result in delays in construction if we experience a delay in procuring materials or hiring laborers; and

▶	result in lower sales volumes.
We also compete with resales of existing homes, available rental housing and, to a lesser extent, condominium resales. An oversupply of attractively priced resale or rental homes in the markets in which we operate could adversely affect our ability to sell homes profitably.
Our financial services operations are also subject to competition from third party providers, many of which are substantially larger, may have a lower cost structure and may focus exclusively on providing such services.
We are subject to product liability and warranty claims arising in the ordinary course of business that could adversely affect our results of operations.
As a homebuilder, we are subject in the ordinary course of our business to product liability and home warranty claims. We provide our homebuyers with a one-year or two-year limited warranty covering workmanship and materials and an eight-year or ten-year limited warranty covering major structural defects. Claims arising under these warranties and general product liability claims are common in the homebuilding industry and can be costly. Although we maintain product liability insurance, the coverage offered by, and availability of, product liability insurance for construction defects is currently limited and, where coverage is available, it may be costly. We currently have a homebuilder protective policy which covers warranty claims for structure and design defects related to homes sold by us during the policy period, subject to a significant self-insured retention per occurrence. However, our product liability insurance and homebuilder protective policies contain limitations with respect to coverage, and there can be no assurance that these insurance rights will be adequate to cover all product liability and warranty claims for which we may be liable or that coverage will not be further restricted and become more costly. In addition, although we generally seek to require our subcontractors and design professionals to indemnify us for liabilities arising from their work, we may be unable to enforce any such contractual indemnities. Uninsured and unindemnified product liability and warranty claims, as well as the cost of product liability insurance and our homebuilder protective policy, could adversely affect our results of operations.
We are subject to mold litigation and claims arising in the ordinary course of business that could adversely affect our results of operations.
Recently, lawsuits have been filed against homebuilders and insurers asserting claims of property damages and personal injury caused by the presence of mold in residential dwellings. Some of these lawsuits have resulted in substantial monetary judgments or settlements. Many insurance carriers, including our insurance carriers to some extent, exclude coverage for claims arising from the presence of mold. Uninsured mold liability and claims could adversely affect our results of operations. Historically, we have had a low level of mold litigation and mold related claims and expenses related to any such litigation or claims have been immaterial to our net income. However, there can be no assurance that the amount of mold litigation and claims brought against us will not increase and adversely affect our net income in the future.
States, cities and counties in which we operate have, or may adopt, slow or no growth initiatives that would reduce our ability to build in these areas and could adversely affect our future revenues.
Several states, cities and counties in which we operate have approved, and others in which we operate may approve, various “slow growth” or “no growth” initiatives and other ballot measures that could

Risk factors

negatively impact the availability of land and building opportunities within those localities. Approval of slow or no growth measures would reduce our ability to build and sell homes in the affected markets and create additional costs and administration requirements, which in turn could have an adverse effect on our future revenues.
Our business is subject to governmental regulations that may delay, increase the cost of, prohibit or severely restrict our development and homebuilding projects.
We are subject to extensive and complex laws and regulations that affect the land development and homebuilding process, including laws and regulations related to zoning, permitted land uses, levels of density, building design, elevation of properties, water and waste disposal and use of open spaces. In addition, we and our subcontractors are subject to laws and regulations relating to workers health and safety. We also are subject to a variety of local, state and federal laws and regulations concerning the protection of health and the environment. In some of the markets in which we operate, we are required to pay environmental impact fees, use energy saving construction materials and give commitments to provide certain infrastructure such as roads and sewage systems. We must also obtain permits and approvals from local authorities to complete residential development or home construction. The laws and regulations under which we and our subcontractors operate, and our and their obligations to comply with them, may result in delays in construction and development, cause us to incur substantial compliance and other increased costs, and prohibit or severely restrict development and homebuilding activity in certain areas in which we operate.
Our financial services operations are subject to numerous federal, state and local laws and regulations. Failure to comply with these requirements can lead to administrative enforcement actions, the loss of required licenses and claims for monetary damages.
Our business revenues and profitability may be adversely affected by natural disasters or weather conditions.
Homebuilders are particularly subject to natural disasters and severe weather conditions as they can delay our ability to timely complete or deliver homes, damage the partially complete or other unsold homes that are in our inventory, negatively impact the demand for homes, and/or negatively affect the price and availability of qualified labor and materials. Our operations are located in many areas that are especially subject to natural disasters. To the extent that hurricanes, severe storms, floods, tornadoes or other natural disasters or similar weather events occur, our business may be adversely affected. To the extent our insurance is not adequate to cover business interruption or losses resulting from these events, our revenues and profitability may be adversely affected.
RISKS RELATED TO OUR COMMON STOCK
Technical Olympic S.A., our majority stockholder, can cause us to take certain actions or preclude us from taking actions without the approval of the other stockholders and may have interests that could conflict with the interests of our other stockholders.
As of July 27, 2005, TOSA owned 73.35% of our common stock and will own 65.97% of our common stock after this offering or 64.94% if the over-allotment option is exercised in full. As a result, TOSA has, and will continue to have, the ability to control the outcome of virtually all corporate actions requiring stockholder approval, including the election of a majority of our directors, the approval of any merger and other significant corporate actions. TOSA may authorize actions or have interests that could conflict with those of our other stockholders.

Risk factors

Control of our company by Technical Olympic S.A. could make it difficult for a third party to acquire us, which could affect the trading price of our common stock.
Through its ownership of voting control of our common stock, TOSA can prevent a change in control of us and may be able to prevent or discourage certain other transactions, such as tender offers or stock repurchases, that could give holders of our common stock the opportunity to realize a premium over the then-prevailing market price for their shares of common stock. TOSA’s ability to prevent these transactions could make our stock a less attractive investment.
Our issuance of preferred stock could make it difficult for another company to acquire us, which could depress the price of our common stock.
Our board of directors has the authority to issue preferred stock and to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. The preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for the common stock at a premium over the market price, and adversely affect the market price and the voting and other rights of the holders of our common stock.
Our issuance of common stock could result in a lowering of our stock price.
The offering by us and our majority stockholder will, and future sales may, materially increase the amount of shares available for purchase in the market which could result in a decrease in our market price. Furthermore, the potential for future sales of additional shares by us or our majority stockholder could create a market overhang that results in a lower price for our common stock.
Our common stock price has been and could continue to be volatile, which could result in substantial losses for investors purchasing shares in this offering.
Our common stock price has been, and could continue to be, volatile. These price fluctuations may be rapid and severe and may leave investors little time to react. Factors that affect the market price of our common stock include:

▶	the limited amount of our common stock held by our non-affiliates;

▶	quarterly variations in our operating results;

▶	general conditions in the homebuilding industry;

▶	changes in the market’s expectations about our earnings;

▶	changes in financial estimates and recommendations by securities analysts concerning our company or the homebuilding industry in general;

▶	operating and stock price performance of other companies that investors deem comparable to us;

▶	material announcements by us or our competitors;

▶	news reports relating to trends in our markets;

▶	changes in laws and regulations affecting our business;

▶	sales of substantial amounts of common stock by our directors, executive officers or majority stockholder, TOSA, or the perception that such sales could occur; and

▶	general economic and political conditions such as recessions and acts of war or terrorism.
Any of these factors could have a material adverse effect on your investment in our common stock and our common stock may trade at prices significantly below the offering price. As a result, you could lose all or part of your investment.

Forward looking statements
This prospectus supplement and the documents incorporated by reference in this prospectus supplement contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements concern expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus supplement and the documents incorporated by reference in this prospectus supplement contain forward-looking statements including those regarding:

▶	our expectations regarding growth opportunities in the homebuilding industry and our ability to successfully take advantage of such opportunities to expand our operations and maximize our financial returns;

▶	our expectations regarding population growth and median income growth trends and their impact on future housing demand in our markets;

▶	our expectation regarding the impact of geographic and customer diversification;

▶	our expectation that strong demand for new housing in our current markets will contribute to our growth;

▶	our belief that by leveraging our current operations, we will, over time, maximize our financial returns, strengthen our margins and increase our revenues and profitability;

▶	our ability to successfully integrate our current operations and any future acquisitions, and to recognize anticipated operating efficiencies, cost savings and revenue increases;

▶	our expectations regarding our land and homesite acquisition strategy and its impact on our business, including our estimate of the number of years our supply of homesites affords us;

▶	our belief that homes in premier locations will continue to attract homebuyers in both strong and weak economic conditions;

▶	our intention to make improvement of our operating margin a high priority for 2005;

▶	our expectations regarding future land sales;

▶	our intention to grow the financial services business;

▶	our belief regarding growth opportunities within our financial services business;

▶	our expectations regarding the impact of our business initiatives on our ability to capture repeat business, to minimize our exposure to adverse economic conditions and to increase our revenue;

▶	our belief that we have adequate financial resources to meet our current and anticipated working capital, including our annual debt service payments, and land and homesite acquisition and development needs;

▶	our expectations regarding compensation charges for 2005 relating to certain outstanding stock options and common stock purchase rights;

▶	our expectation that our rate of converting backlog units to home deliveries will improve in the last half of 2005;

▶	our expectations regarding the implementation of certain recent accounting pronouncements;

▶	the impact of inflation on our future results of operations;

Forward looking statements

▶	our ability to pass through to our customers any increases in our costs;

▶	our expectations regarding our continued use of option contracts, investments in unconsolidated joint ventures and other off-balance sheet arrangements to control homesites and manage our business and their effect on our business;

▶	our expectations regarding the labor and supply shortages in Florida resulting from the recent hurricanes;

▶	our expectations regarding our use of cash in operations; and

▶	our expectations regarding the impact on our business and profits of phasing sales in some of our high demand markets.
These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. As a result, actual results may differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to the following:

▶	our significant level of debt and the impact of the restrictions imposed on us by the terms of this debt;

▶	our ability to borrow or otherwise finance our business in the future;

▶	our ability to identify and acquire, at anticipated prices, additional homebuilding opportunities and/or to effect our growth strategies;

▶	our relationship with TOSA and its control over our business activities;

▶	our ability to successfully integrate and to realize the expected benefits of any acquisitions;

▶	economic or other business conditions that affect the desire or ability of our customers to purchase new homes in markets in which we conduct our business, such as increases in interest or unemployment rates or decline in consumer confidence or the demand for, or the prices of, housing;

▶	events which would impede our ability to open new communities and/or deliver homes within anticipated timeframes and/or within anticipated budgets;

▶	any unexpected delays in the opening of new communities in 2005 and 2006, including those due to delays in governmental approvals;

▶	our ability to successfully utilize and recognize the anticipated benefits of joint venture and option contracts;

▶	a decline in the demand for, or the prices of, housing;

▶	a decline in the value of the land and home inventories we maintain;

▶	an increase in the cost of, or shortages in the availability of, skilled labor or construction materials;

▶	an increase in interest rates;

Forward looking statements

▶	our ability to successfully dispose of developed properties or undeveloped land or homesites at expected prices and within anticipated time frames;

▶	our ability to compete in our existing and future markets;

▶	the impact of hurricanes, tornadoes or other natural disasters or weather conditions on our business, including the potential for shortages and increased costs of materials and qualified labor and the potential for delays in construction and obtaining government approvals; and

▶	an increase or change in government regulations, or in the interpretation and/or enforcement of existing government regulations; and

▶	the impact of any or all of the above risks on the operations or financial results of our unconsolidated joint ventures.

Use of proceeds
We will receive net proceeds of approximately $109.2 million from the sale of our common stock after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (based on the closing price of $28.80 on August 1, 2005). We will not receive any proceeds from shares of common stock sold by the selling stockholder.
We intend to use the net proceeds to us from this offering to repay amounts outstanding under our revolving credit facility. Borrowings under the credit facility were used to finance working capital, including land acquisitions and joint venture investments. As of August 1, 2005, we had $135.0 million outstanding under our revolving credit facility which accrued interest at a rate of 6.45% per annum. Our revolving credit facility expires on October 26, 2008.

Capitalization
The following table sets forth our cash and cash equivalents and our consolidated capitalization as of June 30, 2005 on a historical basis and as adjusted for this offering and the application of the estimated net proceeds therefrom. You should read this table in conjunction with “Selected Historical Financial Information” and our consolidated financial statements and the related notes for the six months ended June 30, 2005, included herein.

	As of
	June 30, 2005(1)

		As
	Actual	adjusted

	(dollars in millions)
Cash and cash equivalents
Unrestricted	$77.5	$186.7
Restricted(2)	72.9	72.9

Total cash and cash equivalents	$150.4	$259.6

Debt:
Revolving credit facility(3)	$—	$—
Senior notes due 2010, at 9%	296.5	296.5
Senior subordinated notes due 2012, at 10 3/8%	184.6	184.6
Senior subordinated notes due 2011, at 7 1/2%	125.0	125.0
Senior subordinated notes due 2015, at 7 1/2%	205.4	205.4
Total homebuilding borrowings(4)	811.5	811.5
Financial services borrowings(5)	49.4	49.4

Total debt(5)	$860.9	$860.9

Equity:
Common stock $.01 par value (97,000,000 shares authorized; 56,093,602 shares issued and outstanding, actual and 60,093,602 shares issued and outstanding, as adjusted)	0.6	0.6
Additional paid-in capital	393.3	502.5
Unearned compensation	(11.0)	(11.0)
Retained earnings	353.4	353.4

Total stockholders’ equity	736.3	845.5

Total capitalization	$1,597.2	$1,706.4

(1)	Includes an aggregate impact of $1.5 million for original issue discounts and premiums.

(2)	Represents deposits held in escrow by our title subsidiaries pursuant to purchase contracts or as required by law.

(3)	As of August 1, 2005, we had $135.0 million outstanding under our revolving credit facility, of which approximately $109.2 million will be repaid with proceeds from the offering.

(4)	Does not include obligations for inventory not owned of $103.6 million, all of which are non-recourse to us.

(5)	Represents amounts outstanding under our warehouse lines of credit used to provide financing for the origination of mortgage loans.

Selected historical financial information
The following selected financial data has been derived from our consolidated financial statements and the related notes included herein. You should read these consolidated financial statements and the related notes as well as the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the period ended June 30, 2005, incorporated by reference in this prospectus supplement. These historical results are not necessarily indicative of the results of operations or financial condition to be expected in the future.

	Year ended December 31,					Six months ended June 30,

	2000(1)(2)	2001(1)(2)	2002(1)(2)	2003	2004	2004	2005

	(dollars in millions except average sales price in thousands and share and per share amounts)
Statement of Income Data:
Homebuilding:
Revenues	$546.6	$1,392.9	$1,377.7	$1,642.6	$2,100.8	$923.2	$1,149.4
Cost of sales	440.9	1,108.3	1,101.6	1,319.4	1,672.4	746.8	895.9

Gross profit	105.7	284.6	276.1	323.2	428.4	176.4	253.5
Selling, general and administrative expenses	66.9	160.0	187.5	212.1	251.6	115.7	156.5
(Income) from joint ventures, net	—	—	—	—	(3.2)	—	(10.7)
Other (income) expense, net	2.3	(3.9)	(2.6)	(3.6)	(1.7)	(0.5)	(4.2)

Homebuilding pretax income	36.5	128.5	91.2	114.7	181.7	61.2	111.9
Financial services:
Revenues	2.5	29.1	30.7	38.1	34.5	18.2	21.4
Expenses	1.6	17.6	15.0	22.5	26.2	12.5	17.7

Financial services pretax income	0.9	11.5	15.7	15.6	8.3	5.7	3.7

Income from continuing operations before provision for income taxes	37.4	140.0	106.9	130.3	190.0	66.9	115.6
Provision for income taxes	13.6	52.2	39.9	47.6	70.4	24.7	43.5

Income from continuing operations	$23.8	$87.8	$67.0	$82.7	$119.6	$42.2	$72.1

Share Data:(3)
Income from continuing operations per share
Basic	$0.96	$1.68	$1.28	$1.57	$2.13	$0.75	$1.29
Diluted	$0.96	$1.68	$1.28	$1.56	$2.08	$0.74	$1.24
Weighted average number of common shares outstanding
Basic	24,843,866	52,272,726	52,272,726	52,720,185	56,060,371	56,053,078	56,078,578
Diluted	24,843,866	52,272,726	52,272,726	53,180,190	57,410,700	57,053,943	58,157,052
Cash dividends per share	$—	$0.119	$—	$—	$0.036	$0.012	$0.027

Selected historical financial information

	Year ended December 31,						Six months ended June 30,

	2000(1)(2)	2001(1)(2)	2002(1)(2)	2003	2004		2004		2005

	(dollars in millions except average sales price in thousands and share and per share amounts)
Operating Data:
Deliveries	1,994	5,304	5,085	6,135	7,337	(4)	3,201	(5)	4,223	(5)
Average sales price, per delivery(6)	$271	$259	$266	$262	$275		$272		$282
Net sales orders (net of cancellations)	1,819	4,967	5,009	6,835	9,933	(4)	5,604	(5)	5,920	(5)
Backlog at end of period, number of homes	2,486	2,149	2,280	3,128	5,763	(4)	5,531	(5)	7,460	(5)
Backlog at end of period, sales value(7)	$629.3	$573.4	$636.9	$855.4	$1,567.0		$1,537.8		$2,101.9

	As of	As of
	December 31, 2004	June 30, 2005

	(dollars in millions)
Balance Sheet Data:
Cash and cash equivalents:
Unrestricted	$268.5	$77.5
Restricted(8)	$77.1	$72.9
Inventories	$1,281.2	$1,518.3
Total assets	$1,987.5	$2,063.6
Total homebuilding borrowings(9)	$811.4	$811.5
Total borrowings(9)(10)	$860.4	$860.9
Stockholders’ equity	$662.7	$736.3

(1)	On June 25, 2002, we completed the merger with Engle. As both entities were under the common control of Technical Olympic, the merger was accounted for as a reorganization of entities under common control. In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” we recognized the acquired assets and liabilities of Engle at their historical carrying amounts. As both entities became under common control of Technical Olympic on November 22, 2000, our financial statements and other operating data have been restated to include the operations of Engle from November 22, 2000. See note 1 to our consolidated financial statements for the year ended December 31, 2004, included herein.

(2)	On April 15, 2002, we completed the sale of Westbrooke Acquisition Corp., formerly one of our Florida homebuilding subsidiaries. In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the results of Westbrooke’s operations have been classified as discontinued operations, and prior periods have been restated. See note 9 to our consolidated financial statements for the year ended December 31, 2004, included herein.

(3)	All share data has been adjusted to reflect a three-for two stock split effected in the form of a 50% stock dividend paid on June 1, 2004 and a five-for-four stock split effected in the form of a 25% stock dividend paid on March 31, 2005. Cash dividends per share have also been restated to reflect the total shares outstanding as a result of the merger with Engle in June 2002.

Selected historical financial information

(4)	For the year ended December 31, 2004, this amount includes, (A) on a consolidated basis, (i) 7,221 deliveries, (ii) 9,543 net sales orders and (iii) a backlog of 5,094 homes and (B) from our unconsolidated joint ventures, (i) 116 deliveries, (ii) 390 net sales orders and (iii) a backlog of 669 homes.

(5)	For the six months ended June 30, 2004, this amount includes, (A) on a consolidated basis, (i) 3,199 deliveries, (ii) 5,374 net sales orders and (iii) a backlog of 5,303 homes and (B) from our unconsolidated joint ventures, (i) 2 deliveries, (ii) 230 net sales orders and (iii) a backlog of 228 homes. For the six months ended June 30, 2005, this amount includes, (A) on a consolidated basis, (i) 3,879 deliveries, (ii) 5,120 net sales orders and (iii) a backlog of 6,335 homes and (B) from our unconsolidated joint ventures, (i) 344 deliveries, (ii) 800 net sales orders and (iii) a backlog of 1,125 homes.

(6)	The average sales price per delivery excludes the effect of our unconsolidated joint ventures. The average sales price per delivery for our unconsolidated joint ventures was: $299,000 for the year ended December 31, 2004; $309,000 for the six months ended June 30, 2004; and $301,000 for the six months ended June 30, 2005.

(7)	The sales value in backlog excludes the sales value of backlog attributable to our unconsolidated joint ventures. The sales value in backlog for our unconsolidated joint ventures was: $210.4 million at December 31, 2004; $69.6 million at June 30, 2004; and $389.1 million at June 30, 2005.

(8)	Consists of amounts held in escrow by our title subsidiaries pursuant to purchase contracts or as required by law.

(9)	Does not include obligations for inventory not owned of (A) $136.2 million as of December 31, 2004 and (B) $103.6 million as of June 30, 2005, all of which are non-recourse to us.

(10)	Total borrowings includes Homebuilding borrowings and Financial Services borrowings.

Management’s discussion and analysis of financial condition and results of operations
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial Data” and the consolidated financial statements and related notes included herein.
EXECUTIVE SUMMARY
We generate revenues from our homebuilding operations (“Homebuilding”) and financial services operations (“Financial Services”), which comprise our operating segments. Through our Homebuilding operations we design, build and market high-quality detached single-family residences, townhomes and condominiums in 16 metropolitan markets located in four major geographic regions: Florida, the Mid-Atlantic, Texas and the West.

Florida	Mid-Atlantic	Texas	West

Jacksonville	Baltimore/Southern Pennsylvania	Austin	Central Colorado
Orlando	Delaware	Dallas/Ft. Worth	Las Vegas
Southeast Florida	Nashville	Houston	Phoenix
Southwest Florida	Northern Virginia	San Antonio
Tampa/St. Petersburg
We build homes for inventory and on a pre-sold basis. At June 30, 2005, we had 5,138 homes completed or under construction (including unconsolidated joint ventures), of which approximately 15% were unsold. At June 30, 2005, we had 128 completed unsold homes in our inventory (including unconsolidated joint ventures), of which approximately 19% had been completed for more than 90 days. Our completed unsold homes have decreased by 37% from 203 at December 31, 2004; however, they are up slightly from 106 at March 31, 2005. At June 30, 2005, our completed unsold homes in inventory represent under 3% of the total homes completed or under construction (and average less than one per active community) as compared to 5% at December 31, 2004. We are actively working to reduce our finished speculative home inventory to reduce carrying costs and to increase our available capital.
Once a sales contract with a buyer has been approved, we classify the transaction as a “new sales order” and include the home in “backlog.” Such sales orders are usually subject to certain contingencies such as the buyer’s ability to qualify for financing. At closing, title passes to the buyer and a home is considered to be “delivered” and is removed from backlog. Revenue and cost of sales are recognized upon the delivery of the home, land or homesite when title is transferred to the buyer. We estimate that the average period between the execution of a sales contract for a home and closing is approximately six to twelve months for presold homes; however, this varies by market. The principal expenses of our Homebuilding operations are (i) cost of sales and (ii) selling, general and administrative (“SG&A”) expenses. Costs of home sales include land and land development costs, home construction costs, previously capitalized indirect costs, capitalized interest and estimated warranty costs. SG&A expenses for our Homebuilding operations include administrative costs, advertising expenses, on-site marketing expenses, sales commission costs, and closing costs. Sales commissions are included in selling, general and administrative costs when the related revenue is recognized. As used herein, “Homebuilding” includes results of home and land sales. “Home sales” includes results related only to the sale of homes.

Management’s discussion and analysis of financial condition and results of operations

We were actively selling homes in 228 communities (including 20 through our unconsolidated joint ventures) and 253 communities at June 30, 2005 and 2004, respectively. The decline in active communities is due to delays associated with bringing new communities on line and the completion of sales activities in other communities. For the three months ended June 30, 2005, total revenues increased 24%, net income increased 90%, net sales orders (including unconsolidated joint ventures) increased 14% and home deliveries (including unconsolidated joint ventures) increased 32% as compared to the same period in the prior year. For the six months ended June 30, 2005, total revenues increased 24%, net income increased 71%, net sales orders (including unconsolidated joint ventures) increased 6% and home deliveries (including unconsolidated joint ventures) increased 32% as compared to the same period in the prior year. Sales value in backlog at June 30, 2005 as compared to June 30, 2004 increased by 37% to $2.1 billion. Our joint ventures had an additional $0.4 billion in sales backlog at June 30, 2005. Our home cancellation rate was approximately 14% for both the three and six months ended June 30, 2005. Our percentage of converting backlog units at the beginning of the quarter to deliveries during the quarter was 34%, which is consistent with the first quarter of 2005. We anticipate that this conversion rate will begin to improve in the last half of the year as a result of our efforts to reduce our sales to delivery timeline. We continue to be impacted by labor and supply shortages and increases in the cost of materials caused by the Florida hurricanes in 2004 and 2005 and expect them to continue for some time.
We have entered into, and expect to expand our use of, joint ventures that acquire and develop land for our Homebuilding operations and/or joint ventures that additionally build and market homes. The majority of these joint ventures are not consolidated. At June 30, 2005, our investment in these unconsolidated joint ventures was $82.4 million, and we had made short term advances of $15.4 million to these joint ventures. In addition, we seek to use option contracts to acquire land whenever feasible. Option contracts allow us to control significant homesite positions with minimal capital investment and substantially reduce the risks associated with land ownership and development. At June 30, 2005, we controlled approximately 74,000 homesites (including through our unconsolidated joint ventures) of which 81% were controlled through various option arrangements.
To provide homebuyers with a seamless home purchasing experience, we have a complementary financial services business where we provide mortgage financing and closing services and offer title, homeowners’ and other insurance products to our homebuyers and others. Our mortgage financing operation derives most of its revenues from buyers of our homes, although it also offers its services to existing homeowners refinancing their mortgages. Our closing services and our insurance agency operations are used by our homebuyers and a broad range of other clients purchasing or refinancing residential or commercial real estate. Our mortgage financing operations’ revenues consist primarily of origination and premium fee income, interest income, and the gain on the sale of the mortgages. Our title operations’ revenues consist primarily of title insurance and closing services. The principal expenses of our Financial Services operations are SG&A expenses, which consist primarily of compensation and interest expense on our warehouse lines of credit.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS
Selected homebuilding operating data
The following tables set forth certain operating and financial data for our homebuilding operations in our four major geographic regions, Florida, the Mid-Atlantic, Texas and the West (dollars in millions, except average price in thousands):

	Year ended December 31,						Six months ended June 30,

	2002		2003		2004		2004		2005

Deliveries:	Homes	$	Homes	$	Homes	$	Homes	$	Homes	$

Florida	2,024	$497.0	2,311	$562.5	2,361	$632.8	1,100	$288.7	1,517	$436.2
Mid-Atlantic	564	197.9	636	209.3	562	235.3	235	88.6	277	111.3
Texas	1,539	397.2	1,557	407.5	1,827	459.9	889	221.2	847	204.3
West	958	258.2	1,631	425.1	2,471	657.0	975	270.8	1,238	342.7

Consolidated total	5,085	$1,350.3	6,135	$1,604.4	7,221	$1,985.0	3,199	$869.3	3,879	$1,094.5
From unconsolidated joint ventures	—	—	—	—	116	34.7	2	0.6	344	103.4

Total	5,085	$1,350.3	6,135	$1,604.4	7,337	$2,019.7	3,201	$869.9	4,223	$1,197.9

	Year ended December 31,						Six months ended June 30,

	2002		2003		2004		2004		2005

Net Sales Orders(1):	Homes	$	Homes	$	Homes	$	Homes	$	Homes	$

Florida	1,809	$465.2	2,662	$672.1	3,711	$1,107.8	2,056	$589.1	1,482	$514.9
Mid-Atlantic	569	212.2	616	207.3	682	289.0	512	220.9	396	173.4
Texas	1,515	394.9	1,673	427.7	1,876	473.9	988	253.5	1,424	356.5
West	1,116	306.1	1,884	481.8	3,274	942.0	1,818	454.0	1,818	584.6

Consolidated total	5,009	$1,378.4	6,835	$1,788.9	9,543	$2,812.7	5,374	$1,517.5	5,120	$1,629.4
From unconsolidated joint ventures	—	—	—	—	390	117.6	230	70.2	800	282.1

Total	5,009	$1,378.4	6,835	$1,788.9	9,933	$2,930.3	5,604	$1,587.7	5,920	$1,911.5

(1)	Net of cancellations

	As of December 31,

	2002			2003			2004

			Avg			Avg			Avg
Sales Backlog:	Homes	$	price	Homes	$	price	Homes	$	price

Florida	1,195	$314.2	$263	1,546	$423.8	$274	2,896	$898.9	$310
Mid-Atlantic	244	89.7	$368	224	87.6	$391	346	141.9	$410
Texas	378	103.0	$273	494	123.3	$250	543	137.3	$253
West	463	130.0	$281	864	220.7	$255	1,309	388.9	$297

Consolidated total	2,280	$636.9	$279	3,128	$855.4	$274	5,094	$1,567.0	$308
From unconsolidated joint ventures	—	—	—	—	—	—	669	210.4	$314

Total	2,280	$636.9	$279	3,128	$855.4	$274	5,763	$1,777.4	$308

Management’s discussion and analysis of financial condition and results of operations

	As of June 30,

	2004			2005

			Avg			Avg
Sales Backlog:	Homes	$	price	Homes	$	price

Florida	2,502	$724.2	$290	2,861	$977.5	$342
Mid-Atlantic	501	220.0	$439	465	204.0	$439
Texas	593	155.6	$262	1,120	289.6	$259
West	1,707	438.0	$257	1,889	630.8	$334

Consolidated total	5,303	$1,537.8	$290	6,335	$2,101.9	$332
From unconsolidated joint ventures	228	69.6	$305	1,125	389.1	$346

Total	5,531	$1,607.4	$291	7,460	$2,491.0	$334

	Year ended December 31,						Six months ended June 30,

	2002		2003		2004		2004		2005

		Sales		Sales		Sales		Sales		Sales
Average Price:	Deliveries	orders	Deliveries	orders	Deliveries	orders	Deliveries	orders	Deliveries	orders

Florida	$246	$257	$243	$253	$268	$299	$262	$287	$288	$347
Mid-Atlantic	$351	$373	$329	$337	$419	$424	$377	$432	$402	$438
Texas	$258	$261	$262	$256	$252	$253	$249	$257	$241	$250
West	$270	$274	$261	$256	$266	$288	$278	$250	$277	$322
Consolidated totals	$266	$275	$262	$262	$275	$295	$272	$282	$282	$318
From unconsolidated joint ventures	—	—	—	—	$299	$301	$309	$305	$301	$353
Total	$266	$275	$262	$262	$275	$295	$272	$283	$284	$323
Six months ended June 30, 2005 compared to six months ended June 30, 2004
Total revenues increased 24% to $1,170.8 million for the six months ended June 30, 2005, from $941.4 million for the six months ended June 30, 2004. This increase is attributable to an increase in Homebuilding revenues of 25%, and an increase in Financial Services revenues of 18%.
Income before provision for income taxes increased by 73% to $115.6 million for the six months ended June 30, 2005, from $66.9 million for the comparable period in 2004. This increase is attributable to an increase in Homebuilding pretax income to $111.9 million for the six months ended June 30, 2005, from $61.2 million for the six months ended June 30, 2004. This was partially offset by a decline in Financial Services pretax income to $3.7 million for the six months ended June 30, 2005 from $5.7 million for the six months ended June 30, 2004.
Our effective tax rate was 37.7% and 37.0% for the six months ended June 30, 2005 and 2004, respectively. This increase was due to increases in income in states with higher tax rates.
As a result of the above, net income increased to $72.1 million (or $1.24 per diluted share) for the six months ended June 30, 2005 from $42.2 million (or $0.74 per diluted share) for the six months ended June 30, 2004.
Homebuilding
Homebuilding revenues increased 25% to $1,149.4 million for the six months ended June 30, 2005, from $923.2 million for the six months ended June 30, 2004. This increase is due primarily to an increase in revenues from home sales to $1,094.5 million for the six months ended June 30, 2005, from $869.3 million for the comparable period in 2004. The 26% increase in revenue from home sales was due to (1) a 21% increase in home deliveries to 3,879 from 3,199 for the six months ended June 30, 2005 and 2004, respectively, and (2) a 4% increase in the average selling price on homes delivered to $282,000 from $272,000 in the comparable period of the prior year. A significant

Management’s discussion and analysis of financial condition and results of operations component of this increase was the 51% increase in revenues from home sales in our Florida region for the six months ended June 30, 2005 as compared to the same period in 2004. This increase was due to a 38% increase in home deliveries and a 10% increase in the average selling price of such homes. In addition to revenue from home sales, we generated revenue from land sales of $54.9 million for the six months ended June 30, 2005, as compared to $53.9 million for the six months ended June 30, 2004. As discussed above, our land sales were a result of our regular review of our land portfolio.
Our Homebuilding gross profit increased 44% to $253.5 million for the six months ended June 30, 2005, from $176.4 million for the six months ended June 30, 2004. This increase is primarily due to an increase in revenue from home sales and an improved gross margin on home sales. Our gross margin on home sales increased to 22.4% for the six months ended June 30, 2005, from 18.8% for the six months ended June 30, 2004. This increase from period to period is primarily due to the phasing of sales to maximize revenues and improve margins and improved control over costs, such as the re-engineering of existing products to reduce costs of construction; and the reduction of carrying costs on inventory through improved control over the number of unsold homes completed or under construction, particularly in our Texas and West regions. For the six months ended June 30, 2005, we generated gross profit on land sales of $8.2 million, as compared to $12.7 million for the comparable period in 2004.
SG&A expenses increased to $156.5 million for the six months ended June 30, 2005, from $115.7 million for the six months ended June 30, 2004. SG&A expenses as a percentage of revenues from home sales for the six months ended June 30, 2005 increased to 14.3%, as compared to 13.3% for the six months ended June 30, 2004.
The 100 basis point increase in SG&A expenses as a percentage of home sales revenues is partially due to an increase in compensation expense resulting from increased head count to support our joint venture activities. For the six months ended June 30, 2005, the income associated with these activities is $10.7 million, including management fees of $6.9 million, which is shown separately as income from joint ventures in the consolidated statement of income. Also contributing to the increase in SG&A expenses is an increase of $2.8 million in stock based compensation expense. For the six months ended June 30, 2005 and 2004, we recognized a compensation charge of $4.5 million and $1.7 million, respectively, due to the variable accounting treatment of certain stock-based awards which include performance-based accelerated vesting criteria and certain other common stock purchase rights.
Our net profit margin is calculated by dividing net income by home sales revenues. Our net profit margin increased to 6.6% from 4.9% due to improved gross margins and joint venture revenues.
Net sales orders (including joint ventures)
For the six months ended June 30, 2005, net sales orders increased by 6% as compared to the same period in 2004, due to an increase in sales in our Texas and West Regions, which were partially offset by decreases in our Florida and Mid-Atlantic regions from the deliberate phasing of sales to improve gross margins. For the six months ended June 30, 2005, the sales value of these new orders increased by 20% over the six months ended June 30, 2004, due to an increase in the average net sales price to $323,000 from $283,000 over these same periods.
Financial services
Financial Services revenues increased to $21.4 million for the six months ended June 30, 2005, from $18.2 million for the six months ended June 30, 2004. This 18% increase is due primarily to an increase in the number of closings at our title and mortgage operations offset by reduced gains in selling mortgages in the secondary market caused by a shift toward more adjustable rate mortgage

Management’s discussion and analysis of financial condition and results of operations loans and market reductions in the interest rate margin. For the six months ended June 30, 2005, our mix of mortgage originations was 41% adjustable rate mortgages (of which approximately 73% were interest only) and 59% fixed rate mortgages, which is a shift from the comparable period in the prior year of 33% adjustable rate mortgages and 67% fixed rate mortgages. The average FICO score of our homebuyers during the six months ended June 30, 2005 was 730, and the average loan to value ratio on first mortgages was 77%. For the six months ended June 30, 2005, approximately 10% of our homebuyers paid in cash as compared to 13% during the six months ended June 30, 2004. Our mortgage operations capture ratio for non-cash homebuyers remained stable at 61% for the six months ended June 30, 2005 and 2004. The number of closings at our mortgage operations increased to 2,294 for the six months ended June 30, 2005, from 2,190 for the six months ended June 30, 2004. Our title operations capture ratio decreased to 84% of our homebuyers for the six months ended June 30, 2005, from 95% for the comparable period in 2004, due to an organizational change in our Phoenix operations causing a loss of closings for the period. However, the number of closings at our title operations increased to 10,538 for the six months ended June 30, 2005, from 9,712 for the same period in 2004. Non-affiliated customers accounted for approximately 76% of our title company revenues for the six months ended June 30, 2005.
Financial Services expenses increased to $17.7 million for the six months ended June 30, 2005, from $12.5 million for the six months ended June 30, 2004. This 42% increase is a result of higher staff levels to support anticipated increased loan activity.
Fiscal year 2004 compared to fiscal year 2003
Total revenues increased 27% to $2.1 billion during the year ended December 31, 2004, from $1.7 billion during the year ended December 31, 2003. This increase is attributable to an increase in Homebuilding revenues of 28% offset by a 10% decrease in Financial Services revenues. Although this was a large increase, delays related to the hurricanes in Florida caused our deliveries to lag behind our expectations. We expect the labor and supply shortages caused by the hurricanes to persist for some time.
Income from continuing operations before income taxes increased by 46% to $190.0 million for the year ended December 31, 2004, from $130.3 million for the comparable period in 2003. This increase is attributable to an increase in Homebuilding pretax income to $181.7 million for the year ended December 31, 2004, from $114.7 million for the year ended December 31, 2003. This was partially offset by a decline in Financial Services pretax income to $8.3 million for the year ended December 31, 2004 from $15.6 million for the year ended December 31, 2003.
Our effective tax rate was 37.0% and 36.5% for the years ended December 31, 2004 and 2003, respectively. This increase was due to increases in income in states with higher tax rates.
As a result of the above, net income increased to $119.6 million (or $2.08 per diluted share) for the year ended December 31, 2004, from $82.7 million (or $1.56 per diluted share) for the year ended December 31, 2003.
Homebuilding
Homebuilding revenues increased 28% to $2.1 billion for the year ended December 31, 2004, from $1.6 billion for the year ended December 31, 2003. This increase is due primarily to an increase in revenues from home sales to $2.0 billion for the year ended December 31, 2004, from $1.6 billion for 2003. The 24% increase in revenue from home sales was due to (1) an 18% increase in home deliveries to 7,221 from 6,135 for the years ended December 31, 2004 and 2003, respectively and (2) a 5% increase in the average selling price on delivered homes to $275,000 from $262,000 in the prior year. A significant component of this increase was the 55% increase in revenues from home sales

Management’s discussion and analysis of financial condition and results of operations in our West region for the year ended December 31, 2004 as compared to 2003. This increase was due to the increased number of homes delivered and the higher average selling price of such homes. Land sales increased to $115.8 million for the year ended December 31, 2004, as compared to $38.2 million for the year ended December 31, 2003. As part of our land inventory management strategy, we regularly review our land portfolio. As a result of these reviews, we will seek to sell land when we have changed our strategy for a certain property and/or we have determined that the potential profit realizable from a sale of a property outweighs the economics of developing a community. Land sales are incidental to our residential homebuilding operations and are expected to continue in the future, but may fluctuate significantly from period to period.
Our Homebuilding gross profit increased 33% to $428.4 million for the year ended December 31, 2004, from $323.2 million for the year ended December 31, 2003. This increase is primarily due to an increase in revenue from home sales. Our gross margin on home sales increased to 19.8% for the year ended December 31, 2004, from 19.5% for the year ended December 31, 2003. For the year ended December 31, 2004, we generated gross profit on land sales of $35.4 million as compared to $10.6 million for the year ended December 31, 2003.
SG&A expenses increased to $251.6 million for the year ended December 31, 2004, from $212.1 million for the year ended December 31, 2003. As a percentage of Homebuilding revenues, SG&A expenses decreased to 12.0% for the year ended December 31, 2004, as compared to 12.9% for 2003. The 90 basis point improvement in SG&A expenses as a percentage of Homebuilding revenues is primarily attributable to the increase in Homebuilding revenues and our ability to generate higher revenue levels while leveraging fixed SG&A costs. The combination of improved gross margins and reduced SG&A expenses as a percentage of Homebuilding revenues caused our Homebuilding pretax income as a percentage of homebuilding revenues to increase to 8.6% for the year ended December 31, 2004, from 7.0% for the year ended December 31, 2003.
SG&A expenses as a percentage of revenues from home sales for the year ended December 31, 2004 decreased to 12.7%, as compared to 13.2% for the prior year. For the years ended December 31, 2004 and 2003, we recognized a compensation charge of $8.6 million and $1.2 million, respectively, for variable accounting of certain stock-based awards which include performance-based accelerated vesting criteria that were partially vested during the year. We anticipate that we will have a variable compensation charge in the fourth quarter of 2005 similar to that incurred in the fourth quarter of 2004, though the amount of the charge is not currently calculable as it depends upon the satisfaction of the performance criteria contained in our outstanding performance-based accelerated stock options.
For the year ended December 31, 2004, income from joint ventures of $3.2 million includes our share of net earnings from these entities and management fees.
Net sales orders and backlog
For the year ended December 31, 2004, net sales orders increased by 40% and the value of net sales orders increased by 57%, as compared to 2003. The increase is due to strong housing demand in the majority of our markets and an increase in the number of communities in which we are marketing. The average sales price on net sales orders increased by 12.6% to $295,000 for the year ended December 31, 2004, as compared to $262,000 for the year ended December 31, 2003.
We had 5,094 homes in backlog, as of December 31, 2004, as compared to 3,128 homes in backlog as of December 31, 2003. This increase in backlog of 63% is primarily attributable to the increased sales activity in many of our existing markets. As a result of the strong housing demand in these markets, we have been able to increase prices in those markets and have experienced a change in the product mix of our homes in backlog. Consequently, our average selling price of homes in backlog has increased to $308,000 as of December 31, 2004 from $274,000 as of December 31, 2003. The

Management’s discussion and analysis of financial condition and results of operations increase in backlog was also partially due to fourth quarter delays in delivering homes in several of our markets.
Financial services
Financial Services revenues decreased to $34.5 million for the year ended December 31, 2004 from $38.1 million for the year ended December 31, 2003. This 10% decrease is due primarily to a decrease in the number of closings at our title and mortgage operations and reduced gains in selling mortgages in the secondary market caused by a shift toward more adjustable rate mortgage loans and market reductions in the interest margin. For the year ended December 31, 2004, our mix of mortgage originations was 33% adjustable rate mortgages (of which approximately half were interest only) and 67% fixed rate mortgages, which is a shift from the comparable period in the prior year of 17% adjustable rate mortgages and 83% fixed rate mortgages. The average FICO score of our homebuyers during the year ended December 31, 2004 was 728 and the average loan to value ratio on first mortgages was 76%. During the year ended December 31, 2004, approximately 12% of our homebuyers paid in cash as compared to 8% during the year ended December 31, 2003. Our mortgage operations capture ratio for non-cash homebuyers decreased to 58% for the year ended December 31, 2004, from 59% in 2003. The number of closings at our mortgage operations decreased to 4,577 for the year ended December 31, 2004, from 4,663 for the year ended December 31, 2003, primarily due to an increase in the number of homebuyers paying in cash. Our title operations capture ratio increased to 96% of our homebuyers for the year ended December 31, 2004, from 82% in 2003. However, the number of closings at our title operations decreased to 19,750 for the year ended December 31, 2004, from 20,773 for 2003 primarily due to a decrease in refinancing transactions by non-affiliated customers. Non-affiliated customers accounted for approximately 73% of our title company revenues for the year ended December 31, 2004.
Financial Services expenses increased to $26.2 million for the year ended December 31, 2004, from $22.5 million for the year ended December, 31 2003. This 16% increase is a result of higher staff levels and $1.5 million in moving costs and employee separation expenses incurred in connection with the relocation of our mortgage company headquarters to Tampa, Florida.
Fiscal year 2003 compared to fiscal year 2002
Total revenues increased 19% to $1.7 billion during the year ended December 31, 2003, from $1.4 billion during the year ended December 31, 2002. This increase is attributable to an increase in Homebuilding revenues of 19% and an increase in Financial Services revenues of 24%.
Income from continuing operations before income taxes increased by 22% to $130.3 million for the year ended December 31, 2003, from $106.9 million for 2002. This increase is attributable to an increase in Homebuilding pretax income to $114.7 million for the year ended December 31, 2003, from $91.2 million for the year ended December 31, 2002. This was partially offset by a decline in Financial Services pretax income to $15.6 million for the year ended December 31, 2003 from $15.7 million for the year ended December 31, 2002.
Our effective tax rate was 36.5% and 37.3% for the years ended December 31, 2003 and 2002, respectively. This decrease was due primarily to expected reductions in state taxes as a result of modifying our corporate structure and other tax planning initiatives.
As a result of the above, income from continuing operations increased to $82.7 million (or $1.56 per diluted share) for the year ended December 31, 2003, from $67.0 million (or $1.28 per diluted share) for the year ended December 31, 2002.

Management’s discussion and analysis of financial condition and results of operations

Homebuilding
Homebuilding revenues increased 19% to $1.6 billion for the year ended December 31, 2003, from $1.4 billion for the year ended December 31, 2002. This increase is due primarily to an increase in revenues from home sales to $1.6 billion for the year ended December 31, 2003, from $1.4 billion for the comparable period in 2002. The 19% increase in revenue from home sales was due to (1) a 21% increase in home deliveries to 6,135 from 5,085 for the years ended December 31, 2003 and 2002, respectively, and (2) a slight decline of 1.5% in the average selling price on delivered homes to $262,000 from $266,000 in the same periods. A significant component of this increase was the 65% increase in revenues from home sales in our West region for the year ended December 31, 2003 as compared to 2002. This increase was due to a 70% increase in home deliveries to 1,631 during the year ended December 31, 2003, from 958 home deliveries during the year ended December 31, 2002. In addition to the increase in revenue from home sales, we generated significant additional revenue from land sales which increased to $38.2 million for the year ended December 31, 2003, as compared to $27.4 million for the year ended December 31, 2002. Land sales are incidental to our residential homebuilding operations and are expected to continue in the future, but may fluctuate significantly from period to period.
Our Homebuilding gross profit increased 17.0% to $323.2 million for the year ended December 31, 2003, from $276.1 million for the year ended December 31, 2002. This increase is primarily due to an increase in revenue from home sales. Our gross margin on home sales decreased to 19.5% for the year ended December 31, 2003, from 20.2% for the year ended December 31, 2002. For the year ended December 31, 2003, we generated gross profit on land sales of $10.6 million as compared to $3.0 million in 2002.
SG&A expenses increased to $212.1 million for the year ended December 31, 2003, from $187.5 million for the year ended December 31, 2002. As a percentage of Homebuilding revenues, SG&A expenses decreased to 12.9% for the year ended December 31, 2003, as compared to 13.6% for the same period in 2002. The 70 basis point improvement in SG&A expenses as a percentage of Homebuilding revenues is primarily attributable to a $5.4 million loss on early retirement of debt and $20.0 million related to severance and merger charges included in SG&A expenses for 2002. Excluding these charges, SG&A expenses as a percentage of Homebuilding revenues for 2002 would have been 11.8%, or 110 basis points lower than for year ended December 31, 2003. This 110 basis point increase in SG&A expense as a percentage of Homebuilding revenues from 2002 to 2003 is primarily attributable to the general and administrative expenses necessary to effect our transition from two separately operated homebuilders to a single national homebuilder. SG&A expenses as a percentage of revenues from home sales for the year ended December 31, 2003 decreased to 13.2%, as compared to 13.9% for the same period in the prior year, while our Homebuilding pretax income as a percentage of home sales revenues increased to 7.1% for the year ended December 31, 2003 from 6.8% for the year ended December 31, 2002.
For the year ended December 31, 2003, we recognized a compensation charge of $1.2 million for variable accounting of certain stock-based awards which include accelerated vesting criteria. We recognized this expense as a result of the market price of our common stock, as of December 31, 2003, being greater than the exercise price. During 2002 there was no stock-based compensation expense. Additionally, during the year ended December 31, 2002, in connection with our June 2002 notes offering, we recognized a loss on the early retirement of debt of $5.4 million. This charge related to the exit fees incurred and the write off of unamortized deferred finance costs associated with our then existing borrowings. These amounts are included in SG&A expenses.
As a result of the above, our Homebuilding pretax income as a percentage of Homebuilding revenues increased to 7.0% for year ended December 31, 2003, from 6.6% for the year ended December 31, 2002.

Management’s discussion and analysis of financial condition and results of operations

Net sales orders and backlog
For the year ended December 31, 2003, net sales orders increased by 36% and the value of net sales orders increased by 30%, as compared to the prior year. The increase was due to strong housing demand in the majority of our markets and an increase in the number of communities in which we were marketing. The average sales price on net sales orders decreased by 4.7% to $262,000 for the year ended December 31, 2003, as compared to $275,000 for the year ended December 31, 2002.
We had 3,128 homes in backlog as compared to 2,280 homes in backlog as of December 31, 2003 and 2002, respectively. This increase in backlog of 37% is primarily attributable to the homes in backlog of our recent acquisitions as well as increased sales activity in several of our existing markets. Our average selling price of homes in backlog decreased to $274,000 in 2003 from $279,000 in 2002 as a result of our product diversification.
Financial services
Financial Services revenues increased to $38.1 million for the year ended December 31, 2003, from $30.7 million for the year ended December 31, 2002. This 24% increase is primarily attributable to an increase in the number of closings by our mortgage and title operations. For the year ended December 31, 2003, our mix of mortgage originations was 17% adjustable rate mortgages and 83% fixed rate mortgages which is a shift from the prior year of 12% adjustable rate mortgages and 88% fixed rate mortgages. The average FICO score of our homebuyers during the year ended December 31, 2003 was 732 and the average loan to value ratio on first mortgages was 75%. During the year ended December 31, 2003, approximately 8% of our homebuyers paid in cash. Our mortgage operations capture ratio for non-cash homebuyers decreased to 59% for the year ended December 31, 2003, from 61% for the comparable period in 2002. The number of closings at our mortgage operations increased to 4,663 for the year ended December 31, 2003, from 3,822 for the year ended December 31, 2002. Our title operations capture ratio decreased to 82% for the year ended December 31, 2003, from 85% for the comparable period in 2002. However, the number of closings at our title operations increased to 20,773 for the year ended December 31, 2003, from 18,041 for the same period in 2002 primarily due to an increase in refinancing transactions.
Financial Services expenses increased to $22.5 million for the year ended December 31, 2003, from $15.0 million for the year ended December 31, 2002. This 50% increase is primarily attributable to the increase in revenues and the expansion into new markets.
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Sources and uses of cash
Our Homebuilding operations’ primary uses of cash have been for land acquisitions, construction and development expenditures, joint venture investments, and SG&A expenditures. Our sources of cash to finance these uses have been primarily cash generated from operations and cash from our financing activities.
Our Financial Services operations primarily use cash to fund mortgages, prior to their sale, and SG&A expenditures. We rely primarily on internally generated funds, which include the proceeds generated from the sale of mortgages, and from the mortgage operations’ warehouse lines of credit to fund these operations.
At June 30, 2005, we had unrestricted cash and cash equivalents of $77.5 million as compared to $268.5 million at December 31, 2004.

Management’s discussion and analysis of financial condition and results of operations

Cash used in operating activities was $164.2 million during the six months ended June 30, 2005, as compared to $63.7 million during the six months ended June 30, 2004. The increase in the use of cash in operating activities primarily is due to an increase of $269.6 million in additional inventory, consistent with our strategy to increase the number of active communities and our land positions. At June 30, 2005 compared to June 30, 2004, our controlled homesites increased to approximately 74,000 from 46,000 and our homes completed or under construction increased to 5,138 from 3,448. Our homes completed or under construction increased due to our 35% increase in homes in backlog. These expenditures have been financed by retaining earnings and with the issuance of senior subordinated notes. Because of our rapid growth in recent periods, our operations have generally used more cash than they have generated. We expect this trend to continue as long as we are experiencing similar growth.
Cash used in investing activities was $25.6 million during the six months ended June 30, 2005, as compared to $29.7 million during the six months ended June 30, 2004. The decrease in the use of cash in investing activities primarily is due to additional consideration of $6.6 million paid during the six months ended June 30, 2004 with respect to prior acquisitions, offset by an increase in investments in unconsolidated joint ventures of $5.7 million.
Financing activities
Our consolidated borrowings at June 30, 2005 were $860.9 million, up slightly from $860.4 million at December 31, 2004. At June 30, 2005, our Homebuilding borrowings of $811.5 million included $300.0 million in 9% senior notes due 2010, $185.0 million of 10 3/8% senior subordinated notes due 2012, $125.0 million of 7 1/2% senior subordinated notes due 2011, and $200.0 million of 7 1/2% senior subordinated notes due 2015. Our weighted average debt to maturity is 6.7 years, while our average inventory turnover is 1.5 times per year.
Our outstanding senior notes are guaranteed, on a joint and several basis, by the Guarantor Subsidiaries, which are all of our material direct and indirect subsidiaries, other than our mortgage and title operations subsidiaries (the Non-guarantor Subsidiaries). Our outstanding senior subordinated notes are guaranteed on a senior subordinated basis by all of the Guarantor Subsidiaries. The senior notes rank pari passu in right of payment with all of our existing and future unsecured senior debt and senior in right of payment to the senior subordinated notes and any future subordinated debt. The senior subordinated notes rank pari passu in right of payment with all of our existing and future unsecured senior subordinated debt. The indentures governing the senior notes and senior subordinated notes require us to maintain a minimum net worth and place certain restrictions on our ability, among other things, to incur additional debt (other than under our revolving credit facility), pay or make dividends or other distributions, sell assets, enter into transactions with affiliates, invest in joint ventures above specified amounts, and merge or consolidate with other entities. Interest on our outstanding senior notes and senior subordinated notes is payable semi-annually each year.
Our financial leverage, as measured by the ratio of Homebuilding net debt to capital, increased to 50.1% at June 30, 2005 from 47.3% at December 31, 2004, due primarily to the use of cash in our operations. As noted above, we have made significant investments in inventory consistent with our growth strategy which we have financed through debt and internally generated cash, resulting in an

Management’s discussion and analysis of financial condition and results of operations increase in our financial leverage. We believe that our financial leverage is appropriate given our industry, size and current growth strategy.

	Homebuilding net debt
	to capital

	June 30,	December 31,
	2005	2004

	(dollars in millions)
Notes payable	$811.5	$811.4
Bank borrowings	—	—

Homebuilding borrowings(1)	$811.5	$811.4
Less: unrestricted cash	73.3	217.6

Homebuilding net debt	$738.2	$593.8
Stockholders’ equity	736.3	662.7

Total capital(2)	$1,474.5	$1,256.5

Ratio	50.1%	47.3%

(1)	Does not include obligations for inventory not owned of $103.6 million at June 30, 2005 and $136.2 million at December 31, 2004, all of which are non-recourse to us.

(2)	Does not include Financial Services bank borrowings of $49.4 million at June 30, 2005 and $49.0 million at December 31, 2004.
Homebuilding net debt to capital is not a financial measure required by generally accepted accounting principles (GAAP) and other companies may calculate it differently. We have included this information as we believe that the ratio of Homebuilding net debt to capital provides comparability among other publicly-traded homebuilders. In addition, management uses this information in measuring the financial leverage of our homebuilding operations, which is our primary business. Homebuilding net debt to capital has limitations as a measure of financial leverage because it excludes Financial Services bank borrowings and it reduces our Homebuilding debt by the amount of our unrestricted cash. Management compensates for these limitations by using Homebuilding net debt to capital as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of our financial leverage. It should not be construed as an indication of our operating performance or as a measure of our liquidity.
Our revolving credit facility permits us to borrow to the lesser of (i) $600.0 million or (ii) our borrowing base (calculated in accordance with the revolving credit facility agreement) minus our outstanding senior debt. The facility has a letter of credit subfacility of $300.0 million. In addition, we have the right to increase the size of the facility to provide up to an additional $150.0 million of revolving loans, provided we satisfy certain conditions. Loans outstanding under the facility may be base rate loans or Eurodollar loans, at our election. Our obligations under the revolving credit facility are guaranteed by our material direct and indirect subsidiaries, other than our mortgage and title subsidiaries (unrestricted subsidiaries). The revolving credit facility expires on October 26, 2008. As of June 30, 2005, we had no borrowings under the revolving credit facility and had issued letters of credit totaling $140.0 million. We had $460.0 million remaining in availability, all of which we could have borrowed without violating any of our debt covenants.
Our mortgage subsidiary has the ability to borrow up to $120.0 million under two revolving warehouse lines of credit to fund the origination of residential mortgage loans. One of these warehouse lines can be increased to provide up to an additional $50.0 million of availability, subject to meeting

Management’s discussion and analysis of financial condition and results of operations certain requirements. One of the lines of credit bears interest at the 30 day LIBOR rate plus a margin of 1.25% to 3.0%, determined based upon the type of mortgage loans being financed, and the other bears interest at the 30 day Eurodollar rate plus a margin of 1.125%. Both warehouse lines of credit are secured by funded mortgages, which are pledged as collateral, and require our mortgage subsidiary to maintain certain financial ratios and minimums. As of June 30, 2005, we had $49.4 million in borrowings under our warehouse lines of credit.
We believe that we have adequate financial resources, including unrestricted cash, availability under our current revolving credit facility and the warehouse lines of credit, and relationships with financial partners to meet our current and anticipated working capital, land acquisition and development needs and our estimated consolidated annual debt service payments of $72.8 million (at June 30, 2005, based on the outstanding balances and interest rates as of such date). However, there can be no assurance that the amounts available from such sources will be sufficient. If we identify new acquisition opportunities, or if our operations do not generate sufficient cash from operations at levels currently anticipated, we may seek additional debt or equity financing to operate or expand our business.
At June 30, 2005, the amount of our annual debt service payments was $72.8 million. This amount included annual debt service payments on the senior and senior subordinated notes of $70.6 million and interest payments on the revolving credit facility, the warehouse lines of credit, and other notes of $2.2 million based on the balances outstanding as of June 30, 2005. The amount of our annual debt service payments on the revolving credit facility fluctuates based on the principal outstanding under the facility and the interest rate. An increase or decrease of 1% in interest rates will change our annual debt service payment by $0.5 million per year.
Off balance sheet arrangements
Land and homesite option contracts
We enter into land and homesite option contracts to procure land or homesites for the construction of homes. Option contracts generally require the payment of cash or the posting of a letter of credit for the right to acquire land or homesites during a specified period of time at a certain price. These option contracts are either with land sellers or financial investors who have acquired the land to enter into option contracts with us. Option contracts allow us to control significant homesite positions with a minimal capital investment (generally 15%) and substantially reduce the risk associated with land ownership and development. At June 30, 2005, we had refundable and non-refundable deposits of $186.1 million and had issued letters of credit of approximately $111.2 million associated with our option contracts. The financial exposure for nonperformance on our part in these transactions is generally limited to our deposits and/or letters of credit.
Additionally, at June 30, 2005, we had outstanding performance/ surety bonds outstanding of approximately $224.9 million and letters of credit of approximately $28.8 million primarily related to land development activities.
Investments in unconsolidated joint ventures
We have entered into, and expect to expand our use of, joint ventures that acquire and develop land for our Homebuilding operations and/or that also build and market homes for sale to third parties. In addition, we have, on a selective basis, entered into joint ventures that acquire and develop land for sale to unrelated third parties. Through joint ventures, we reduce and share our risk associated with land ownership and development and extend our capital resources. Our partners in these joint ventures generally are unrelated homebuilders, land sellers, financial investors or other real estate entities. In joint ventures where the assets are being financed with debt, the borrowings are non-recourse to us. At

Management’s discussion and analysis of financial condition and results of operations

June 30, 2005, we had investments in unconsolidated joint ventures of $82.4 million. We account for these investments under the equity method of accounting. These unconsolidated joint ventures are limited liability companies or limited partnerships in which we have a limited partnership interest and a minority interest in the general partner. At June 30, 2005, we had made short-term advances of $15.4 million to these joint ventures.
We believe that the use of these off-balance sheet arrangements enables us to acquire attractive land positions, which we may not have otherwise been able to acquire at favorable terms, mitigate and share risk associated with land ownership and development, increase our return on assets and extend our capital resources. As a result, we view the use of these off-balance sheet arrangements as beneficial to our Homebuilding activities as they increase our return on our investment.
DIVIDENDS
We paid aggregate cash dividends of $0.027 per share of common stock during the six months ended June 30, 2005. We paid aggregate cash dividends of $0.036 per share of common stock during the year ended December 31, 2004. We did not declare or pay any dividends during the years ended December 31, 2002 and 2003. Prior to its merger with us, Engle made net distributions of $4.8 million during its 2002 fiscal year.
SEASONALITY OF OPERATIONS
The homebuilding industry tends to be seasonal, as generally there are more homes sold in the spring and summer months when the weather is milder, although the rate of sales contracts for new homes is highly dependent on the number of active communities and the timing of new community openings. We operate primarily in the Southwest and Southeast, where weather conditions are more suitable to a year-round construction process than in other parts of the country. Because new home deliveries trail new home contracts by several months, we typically have a greater percentage of home deliveries in the fall.

Business
We design, build and market high quality detached single-family residences, townhomes and condominiums. We operate in markets characterized by strong population and income growth. Currently, we conduct homebuilding operations in 16 metropolitan markets, located in four major geographic regions: Florida, the Mid-Atlantic, Texas and the West.
For the year ended December 31, 2004, we delivered 7,221 homes, with an average sales price of $275,000, and generated approximately $2.1 billion in homebuilding revenues and $119.6 million in net income. Our unconsolidated joint ventures delivered an additional 116 homes, with an average sales price of $299,000. For the six months ended June 30, 2005, we delivered 3,879 homes, with an average sales price of $282,000 and our unconsolidated joint ventures delivered an additional 344 homes, with an average sales price of $301,000. This represented an increase in homebuilding revenues of 25% to approximately $1,149.4 million for the six months ended June 30, 2005, from $923.2 million for the six months ended June 30, 2004. At June 30, 2005, our homebuilding operations had a backlog of 6,335 homes under contract, with sales value of $2.1 billion, and our unconsolidated joint ventures had a backlog of 1,125 homes under contract, with sales value of $0.4 billion.
Net income increased to $72.1 million, or $1.24 per diluted share, for the six months ended June 30, 2005 from $42.2 million, or $0.74 per diluted share for the six months ended June 30, 2004. Net income for the year ended December 31, 2004 was $119.6 million, or $2.08 per diluted share.
We market our homes to a diverse group of homebuyers, including first-time homebuyers, move-up homebuyers, homebuyers who are relocating to a new city or state, buyers of second or vacation homes, active-adult homebuyers and empty-nesters. We market our homes under various brand names, including Engle Homes, Newmark Homes, Trophy Homes and Gilligan Homes.
As of June 30, 2005, we controlled approximately 74,000 homesites (including through our unconsolidated joint ventures), of which 81% were controlled through various option arrangements, and we were actively selling homes in 228 communities (including 20 through our unconsolidated joint ventures).
As part of our objective to provide homebuyers a seamless home purchasing experience, we have developed our complementary financial services business. As part of this business, we provide mortgage financing, closing and settlement services, and offer title, homeowners’ and other insurance products. Our mortgage financing operation’s revenues consist primarily of origination and premium fee income, interest income and the gain on the sale of mortgages. We sell substantially all of our mortgages and the related servicing rights to third party investors. Our mortgage financing services are used primarily by buyers of our homes, although we also offer these services to existing homeowners. By comparison, our closing services and our insurance agency operations are used by our homebuyers as well as a broad range of other clients purchasing or refinancing residential or commercial real estate.

Business

HOMEBUILDING OPERATIONS
Markets
We operate in 16 metropolitan markets located in four major geographic regions: Florida, the Mid-Atlantic, Texas and the West.

Florida	Mid-Atlantic	Texas	West

Jacksonville	Baltimore/Southern Pennsylvania	Austin	Colorado
Orlando	Delaware	Dallas/Ft. Worth	Las Vegas
Southeast Florida	Nashville	Houston	Phoenix
Southwest Florida	Northern Virginia	San Antonio
Tampa/ St. Petersburg
For the year ended December 31, 2004, none of our metropolitan markets represented more than 16% of our total revenues. We select our target geographic markets based on, among other things, historical and projected population growth, projected job growth, regional economic conditions, availability of strong management with local expertise, land availability, single-family home permit activity and price, the local land development process, consumer tastes, competition, housing inventory and secondary home sales activity. We market our homes under various brand names, including Engle Homes, Newmark Homes, Trophy Homes and Gilligan Homes.
Florida. Our Florida region has been comprised of four metropolitan markets: Jacksonville; Orlando; Southeast Florida, which is comprised of Miami-Dade, Broward, Palm Beach, Martin, St. Lucie and Indian River Counties; and Southwest Florida, which is comprised of the Fort Myers/ Naples area. As a result of the Transeastern acquisition, our operations in Florida have increased and our Florida region now includes the Tampa/ St. Petersburg market, in addition to our existing metropolitan markets in Florida. For the year ended December 31, 2004, we delivered 2,361 homes in Florida, generating revenue of $632.8 million, or 31.9% of our revenues from home sales. For the six months ended June 30, 2005, we delivered 1,517 homes in Florida, generating $436.2 million, or 39.8% of our revenues from home sales.
Mid-Atlantic. Our Mid-Atlantic region is comprised of four metropolitan markets: Baltimore, Maryland/ Southern Pennsylvania; Nashville, Tennessee; Northern Virginia; and Delaware. We entered the Delaware market in September 2004 through our acquisition of certain assets of Gilligan Homes. For the year ended December 31, 2004, we delivered 562 homes in our Mid-Atlantic region generating revenue of $235.3 million, or 11.8% of our revenues from home sales. For the six months ended June 30, 2005, we delivered 277 homes in our Mid-Atlantic region, generating $111.3 million, or 10.2% of our revenues from home sales.
Texas. Our Texas region is comprised of four metropolitan markets: Austin; Dallas/ Ft. Worth; Houston; and San Antonio. We build in both mini-master and master plan communities in Texas. To meet varying local demand in each of our Texas markets, a considerable number of our homes in the Texas market are built as “speculative” homes, which means we commence construction of the homes prior to having sold them. The number of speculative homes we build in any given community or market is influenced by local market factors, such as new employment opportunities, significant job relocations, housing demand, local market customs, the impact of local weather patterns on the construction process and the length of time we have operated in the market. For the year ended December 31, 2004, we delivered 1,827 homes in Texas, generating revenue of $459.9 million, or 23.2% of our revenues from home sales. For the six months ended June 30, 2005, we delivered 847 homes in our Texas region, generating $204.3 million, or 18.7% of our revenues from home sales.
West. Our West region is comprised of three metropolitan markets: the Colorado Front Range, which is comprised of Denver, Boulder and Colorado Springs; Las Vegas, Nevada; and Phoenix, Arizona. A

Business

considerable number of our homes in the Colorado market are built as speculative homes due to local market factors. For the year ended December 31, 2004, we delivered 2,471 homes in our West region generating revenue of $657.0 million, or 33.1% of our revenues from home sales. For the six months ended June 30, 2005, we delivered 1,238 homes in our West region, generating $342.7 million, or 31.3% of our revenues from home sales.
Product mix
We select our product mix in a particular geographic market based on the demographics of the market, demand for a particular product, margins and the economic strength of the market. We regularly review our product mix in each of our markets so that we can quickly respond to market changes and opportunities.
For the year ended December 31, 2004, we generated 37% of our revenues from home sales from homes in the $200,000 to $300,000 price range, 22% of our revenues from home sales from homes in the $300,000 to $400,000 price range, 29% of our revenues from home sales from homes in the under $200,000 price range, and 12% of our revenues from home sales from homes in the over $400,000 price range.
Land and homesites
Land is a key raw material and one of our most valuable assets. We believe that by acquiring land and homesites in premier locations, we enhance our competitive standing and reduce our exposure to economic downturns. We believe that homes in premier locations continue to attract homebuyers in both strong and weak economic conditions. We consider that our disciplined acquisition strategy of balancing homesites and land we own and those we can acquire under option contracts provides us access to a substantial supply of quality homesites and land while conserving our invested capital and optimizing our returns.
Types of land and homesites. In our homebuilding operations, we generally acquire land or homesites that are “entitled.” Land is entitled when all requisite residential zoning has been obtained for it. Competition for attractive land in certain of our more active markets, however, leads us from time to time to acquire land that is not yet entitled and undertake to have the land entitled.
We also generally seek to acquire entitled land and homesites that have water and sewage systems, streets and other infrastructure in place (we refer to these properties as “developed homesites”) because they are ready to have homes built on them. Before we can build a home on an entitled homesite that is not developed, the necessary infrastructure must be put in place. In certain markets, however, we believe that there are economic benefits to undertaking the development of some of the land that we may acquire, and in those cases, we will attempt to take advantage of those economic benefits by engaging in land development activities. In some of these cases, we seek to use special assessment districts to finance any necessary public infrastructure improvements and the costs of land development. These special assessment districts typically issue tax exempt bonds to finance these improvements and costs. These tax exempt bonds are typically secured by the property, are non-recourse to us and are repaid from assessments levied on the property.
We generally acquire homesites that are located adjacent to or near our other homesites in a community, which enables us to build and market our homes more cost efficiently than if the homesites were scattered throughout the community. Cost efficiencies arise from economies of scale, such as shared marketing expenses and project management.
Land acquisition policies. We have adopted strict land acquisition policies and procedures that cover all homesite acquisitions, including homesites acquired through option contracts. These policies and

Business

procedures impose strict standards for assessing all proposed land purchases with the goal of minimizing risk and maximizing our financial returns.
Initially, our experienced management teams in each of our divisions conduct extensive analysis on the local market to determine if we want to enter, or expand, our operations in that market. As part of this analysis, we consider a variety of factors, including:

▶	historical and projected population and employment rates for the surrounding area;

▶	demographic information such as age, education and economic status of the homebuyers in the area;

▶	suitability for development within two to four years of acquisition;

▶	desirability of location, including proximity to metropolitan area, local traffic corridors and amenities; and

▶	prices of comparable new and resale houses in the area.
We then evaluate and identify specific homesites in desirable locations that are consistent with our strategy for the particular market, including the type of home and anticipated sales price that we wish to offer in the community. In addition, we review:

▶	estimated costs of completed homesite development;

▶	current and anticipated competition in the area, including the type and anticipated sales price of homes offered by our competitors;

▶	opportunity to acquire additional homesites in the future, if desired; and

▶	results of financial analysis, such as projected profit margins and return on invested capital.
In addition, we conduct environmental due diligence, including on-site inspection and soil testing, and confirm that the land has, or is reasonably likely to obtain, the necessary zoning and other governmental entitlements required to develop and use the property for residential home construction.
Each land acquisition proposal, which contains specific information relating to the market, property and community, is then subject to review and approval by our Asset Committee. The Asset Committee is comprised of our senior corporate officers representing our land, finance, sales and marketing, product development, supply management, building technology and corporate legal departments.
Land supply. We acquire the land and homesites we require for our homebuilding operations through a combination of purchases and option contracts. Under the option contracts, we have the right, but not the obligation, to buy homesites at predetermined prices on a predetermined takedown schedule anticipated to be commensurate with home starts. Homesite option contracts are generally nonrecourse, thereby limiting our financial exposure to non-refundable deposits, which are generally 15% of the underlying purchase price. This enables us to control significant homesite positions with a minimal capital investment and reduces the risks associated with land ownership and development. At June 30, 2005, we had approximately 53,000 homesites under option or similar contracts, representing approximately 79% of our total homesite supply, and we had approximately $186.1 million in refundable and non-refundable deposits and $111.2 million in letters of credit under those option contracts. Additionally, our joint ventures owned approximately 3,500 lots and, in addition, controlled approximately 3,000 homesites at June 30, 2005. At June 30, 2005, our investments in unconsolidated joint ventures was $82.4 million.
As of June 30, 2005, we had approximately 74,000 homesites which were either owned or controlled under option contracts and joint ventures in our homesite inventory. This represents supply for

Business

approximately 8.6 years of operations, based on our current projections for home sales. The table below shows our approximate homesite inventory by region and in total for the dates indicated:

	At December 31,
				At June 30,
	2002	2003	2004	2005

Florida	11,300	19,900	17,000	16,500
Mid-Atlantic	4,950	4,900	5,900	6,500
Texas	5,050	8,100	6,200	12,500
West	5,000	15,300	15,900	32,000
Joint Ventures	—	—	5,000	6,500

Total(1)	26,300	48,200	50,000	74,000

(1)	Includes approximately 16,500, 35,800 and 36,000 homesites under option contracts by us and our joint ventures as of December 31, 2002, 2003 and 2004, respectively and 56,000 homesites under option contracts by us and our joint ventures as of June 30, 2005.
Land sales. As part of our land inventory management strategy, we regularly review our land portfolio to determine whether to sell all or a portion of the homesites and land that we have purchased to capitalize on market opportunities. Our division managers are constantly reviewing the competitive landscape and characteristics of each of our local markets. As a result of these reviews, we will seek to sell land when we have changed our strategy for a certain property or market and/or we have determined that the potential profit realizable from a sale of property outweighs the economics of developing a community. Land sales are incidental to our homebuilding operations and may fluctuate significantly from period to period. For the six months ended June 30, 2005, revenues from land sales were $54.9 million. Revenues from land sales for the year ended December 31, 2004 were $115.8 million, as compared to $38.2 million for the year ended December 31, 2003.
Joint ventures and option contracts. We believe that using joint ventures in our homebuilding operations to acquire and develop land and/or to acquire and develop land and build and market homes helps us acquire attractive land positions, mitigate and share the risks associated with land ownership and development, increase our return on capital and extend our capital resources. Accordingly, we expanded our use of joint ventures during the year ended December 31, 2004 and six months ended June 30, 2005, and we expect to further expand our use of joint ventures in the future. Our partners in these joint ventures generally are unrelated homebuilders, land sellers, financial investors, or other real estate entities. In joint ventures where the acquisition, development and/or construction of the property are being financed with debt, the borrowings are non-recourse to us. In addition to joint ventures that acquire and develop land for our homebuilding operations, and/or joint ventures that develop land and also build and market homes, we have, on a selective basis, entered into joint ventures that acquire and develop land for sale to unrelated third party builders. At June 30, 2005, we had investments in unconsolidated joint ventures of $82.4 million. During the year ended December 31, 2004, our unconsolidated joint ventures had a total of 390 net sales orders, 116 homes delivered and 669 homes in backlog, having a sales value of $210.4 million. For the six months ended June 30, 2005, our unconsolidated joint ventures had a total of 800 net sales orders, 344 homes delivered and 1,125 homes in backlog, having a sales value of $389.1 million.
In addition to using joint ventures, we also seek to use option contracts to acquire land whenever feasible. Option contracts generally require the payment of a cash deposit or the posting of a letter of credit for the right to acquire land or homesites during a specified period of time at a certain price. These option contracts are either with land sellers or financial investors who have acquired the land to enter into the option contract with us. The financial exposure for nonperformance on our part in these transactions is generally limited to our cash deposits and/or letters of credit. Option contracts allow us

Business

to control significant homesite positions with minimal capital investment, allowing us to increase our return on capital and extend our capital resources. At June 30, 2005, we had refundable and non-refundable deposits of $186.1 million and had issued letters of credit of approximately $111.2 million in connection with our option contracts, and we controlled 53,000 homesites through these contracts.
Supply management
We use our purchasing power and a team-oriented sourcing methodology to achieve volume discounts and the best possible service from our suppliers, thereby reducing costs, ensuring timely deliveries and reducing the risk of supply shortages due to allocations of materials. Our team-oriented sourcing methodology involves the use of corporate, regional and divisional teams of supply management personnel who are responsible for identifying which commodities should be purchased and used on a national, regional, or divisional level to optimize our spending power. We have negotiated price arrangements, which we believe are favorable, to purchase lumber, sheetrock, appliances, heating and air conditioning, counter tops, bathroom fixtures, roofing and insulation products, concrete, bricks, floor coverings and other housing equipment and materials. Our purchase contracts are with high quality national and regional suppliers and do not have any minimum purchase requirements.
Our supply management team uses our quality control and safety database to monitor and assess the effectiveness of our suppliers and subcontractors within our overall building processes. In addition, our design process includes input from our supply management team to develop product designs that take into account standard material sizes and quantities with the goal of creating product designs that eliminate unnecessary material and labor costs.
Design
To appeal to the tastes and preferences of local communities, we expend considerable effort in developing an appropriate design and marketing concept for each community, including determining the size, style and price range of the homes and, in certain projects, the layout of streets, individual homesites and overall community design. In addition, in certain markets, outside architects who are familiar with the local communities in which we build, assist us in preparing home designs and floor plans. The product line that we offer in a particular community depends upon many factors, including the housing generally available in the area, the needs of the particular market and our costs of homesites in the community. To improve the efficiency of our design process and make full use of our resources and expertise, we maintain a company-wide database of detailed information relating to the design and construction of our homes, including architectural plans previously or currently used in our other communities. We also use an accelerated product development process that involves gathering our architects, strategic suppliers and subcontractors and divisional management teams together in intensive working sessions intended to allow us to develop and deploy new product designs faster than the industry norm. As discussed above, this cross-functional approach to product development and design also focuses on reducing costs and inefficiencies in the building process by ensuring that the design process takes into account supply management, building technology and sales and marketing issues.
Design centers
We maintain design centers in most of our markets as part of our marketing process and to assist our homebuyers in selecting options and upgrades, which can result in additional revenues. The design centers heighten interest in our homes by allowing homebuyers to participate in the design process and introducing homebuyers to the various flooring, lighting, fixtures and hardware options available to them. In keeping with our regional approach, each region decides what type of design center is suitable for the local area. While the size and content of our design centers vary between markets, the focus of

Business

all of our design centers is on making the homebuyer’s selection process less complicated and an enjoyable experience, while increasing our profitability.
Construction
Subcontractors perform substantially all of our construction work. Our construction superintendents monitor the construction of each home, coordinate the activities of subcontractors and suppliers, subject the work of subcontractors to quality and cost controls and monitor compliance with zoning and building codes. We typically retain subcontractors pursuant to a contract that obligates the subcontractor to complete construction at a fixed price in a “workmanlike manner.” In addition, under these contracts the subcontractor generally provides us with standard indemnifications and warranties. Typically, we work with the same subcontractors within each market, which provides us with a stable and reliable work force and better control over the costs and quality of the work performed. Although we compete with other homebuilders for qualified subcontractors, we have established long-standing relationships with many of our subcontractors and have not experienced any material difficulties in obtaining the services of desired subcontractors.
We typically complete the construction of a home within four to five months after the receipt of relevant permits. Construction time, however, depends on weather, availability of labor, materials, supplies and other factors. We do not maintain significant inventories of construction materials, except for materials related to work in progress for homes under construction. Generally, the construction materials used in our operations are readily available from numerous sources. We have established price arrangements or contracts, which we believe are favorable, with suppliers of certain of our building materials, but we are not under specific purchasing requirements. In recent years, we have not experienced significant delays in construction due to shortages of materials.
We have, and will continue to establish and maintain, information systems and other practices and procedures that allow us to effectively manage our subcontractors and the construction process. For example, we have implemented information systems that monitor homebuilding production, scheduling and budgeting. We also strongly encourage our subcontractors to participate in a peer review process using an independent quality control database designed to assist us in identifying and addressing quality control issues and operating inefficiencies. We believe that this program has and will continue to improve our efficiency and decrease our construction time.
Marketing and sales
We market our homes under various brand names, including Engle Homes, Newmark Homes, Trophy Homes and Gilligan Homes. We are in the process of consolidating our brands to leverage our most successful brands and reduce the costs associated with maintaining multiple brands. In the future, we will be marketing our homes under the Engle Homes brand name in Florida, most of the Mid-Atlantic and the West, and under the Newmark Homes brand name in Texas and in Nashville, Tennessee. We also market our homes targeted to first-time homebuyers under the Trophy Homes brand name. We believe our brands are widely recognized in the markets in which we operate for providing quality homes in desirable locations and enjoy a solid reputation among potential homebuyers.
We build and market different types of homes to meet the needs of different homebuyers and the needs of different markets. We employ a variety of marketing techniques to attract potential homebuyers through numerous avenues, including Internet web sites for our various homebuilding brands, advertising and other marketing programs. We advertise on television, in newspapers and other publications, through our own brochures and newsletters, on billboards and in brochures and newsletters produced and distributed by real estate and mortgage brokers. Some of our suppliers

Business

participate in our advertising and promotional materials, either through co-branding, cost-sharing or rebates.
We typically conduct home sales activities from sales offices located in furnished model homes in each community. We use commissioned sales personnel who assist prospective buyers by providing them with floor plans, price information, tours of model homes and information on the available options and other custom features. We provide our sales personnel with extensive training, and we keep them updated as to the availability of financing, construction schedules and marketing and advertising plans to facilitate their marketing and sales activities. We supplement our in-house training program with training by outside marketing and sales consultants.
We market and sell homes through our own commissioned sales personnel and in cooperation with independent real estate brokers. Because approximately 55% of our sales (based on homes delivered) originate from independent real estate brokers, we sponsor a variety of programs and events, including breakfasts, contests and other events to provide the brokers with a level of familiarity with our communities, homes and financing options necessary to successfully market our homes. We also offer other incentives to brokers to actively market our homes.
Sales of our homes generally are made pursuant to a standard sales contract that is tailored to the requirements of each jurisdiction. Generally, our sales contracts require a deposit of a fixed amount or percentage, typically up to $5,000 or five to ten percent of the purchase price. The contract typically includes a financing contingency which permits the customer to cancel in the event mortgage financing cannot be obtained within a specified period, usually 30 days from the signing. The contract may include other contingencies, such as the prior sale of a buyer’s existing home. We estimate that the average period between the execution of a sales contract for a home and closing is approximately nine months for presold homes.
Customer service and quality control
Our operating divisions are responsible for both pre-delivery quality control inspections and responding to customers’ post-delivery needs. We believe that the prompt, courteous response to homebuyers’ needs reduces post-delivery repair costs, enhances our reputation for quality and service and ultimately leads to significant repeat and referral business. We conduct home orientations and pre-delivery inspections with homebuyers immediately before closing. In conjunction with these inspections, we create a list of unfinished construction items and address outstanding issues promptly.
An integral part of our customer service program includes post-delivery surveys. In most of our markets we contract independent third parties to conduct periodic post-delivery evaluations of the customer’s satisfaction with their home, as well as the customer’s experience with our sales personnel, construction department and title and mortgage services. Typically, we use a national customer satisfaction survey company to mail customer satisfaction surveys to homeowners within 60 days of their home closing. These surveys provide us with a direct link to the customer’s perception of the entire buying experience as well as valuable feedback on the quality of the homes we deliver and the services we provide.
Warranty program
For all homes we build, we provide our homebuyers with a one-year or two-year limited warranty of workmanship and materials, and an eight-year or ten-year limited warranty covering major structural defects. The extent of these warranties may differ in some or all of the states in which we operate. We currently have a homebuilder protective policy which covers warranty claims for structure and design defects related to homes sold by us during the policy period, subject to a significant self-insured retention per occurrence. We have, and are continuing to implement, a warranty administration

Business

program in conjunction with our homebuilder protective policy insurance carrier that we believe will allow us to more effectively manage and resolve our warranty claims. We subcontract homebuilding work to subcontractors who generally provide us with an indemnity and a certificate of insurance before receiving payments for their work and, therefore, claims relating to workmanship and materials are the primary responsibility of our subcontractors. However, there is no assurance that we will be able to enforce these contractual indemnities. After we deliver a home, we process all warranty requests through our customer service departments located in each of our markets. In most instances, a customer service manager inspects the warranty request within 48 hours of receipt. If a warranty repair is necessary, we manage and supervise the repair to ensure that the appropriate subcontractor takes prompt and appropriate corrective action. Additionally, we have developed a pro-active response and remediation protocol to address any warranty claim that may result in mold damage. We generally have not had any material litigation or claims regarding warranties or latent defects with respect to construction of homes. Current claims and litigation are expected to be substantially covered by our reserves or insurance.
FINANCIAL SERVICES
As part of our objective to provide homebuyers a seamless home purchasing experience, we have developed, and are expanding, our complementary financial services business. As part of this business, we provide mortgage financing, closing and settlement services, and offer title, homeowners’ and other insurance products. Our mortgage financing operation derives most of its revenues from buyers of our homes, although we also offer these services to existing homeowners. By comparison, our closing services and our insurance agency operations are used by our homebuyers and a broad range of other clients purchasing or refinancing residential or commercial real estate.
Our mortgage business provides a full selection of conventional, FHA-insured and VA-guaranteed mortgage products to our homebuyers. We are an approved Fannie Mae seller/servicer. We sell substantially all of our loans and the related servicing rights to third party investors. We conduct this business through our subsidiary, Preferred Home Mortgage Company, which has its headquarters in Tampa, Florida and has offices in each of our markets.
For the six months ended June 30, 2005, approximately 10% of our homebuyers paid in cash and 61% of our non-cash homebuyers utilized the services of our mortgage business. For the year ended December 31, 2004, approximately 12% of our homebuyers paid in cash and 58% of our non-cash homebuyers utilized the services of our mortgage business. We closed approximately 3,158 loans with an aggregate principal amount of $567.7 million for the six months ended June 30, 2005 and 4,883 loans with an aggregate principle amount of $873.9 million for the year ended December 31, 2004.
Through our title services business, we, as agent, obtain competitively-priced title insurance for, and provide closing services to, our homebuyers as well as third party homebuyers. We conduct this business through our subsidiary, Universal Land Title, Inc. and its subsidiaries, which we refer to as Universal Land Title. Universal Land Title operates as a traditional title agency with its headquarters in West Palm Beach, Florida and has 30 additional offices.
Universal Land Title works with national underwriters and lenders to facilitate client service and coordinate closing at its offices. It is equipped to handle e-commerce applications, e-mail closing packages and digital document delivery. The principal sources of revenues generated by our title insurance business are fees paid to Universal Land Title for title insurance obtained for our homebuyers and other third party residential purchasers.
Approximately 84% and 96% of our homebuyers used Universal Land Title or its affiliates for their title insurance agency and closing services for the six months ended June 30, 2005 and year ended December 31, 2004, respectively. We continue to expand our title services business to markets not

Business

currently served by Universal Land Title. Third party homebuyers (or non-company customers) accounted for approximately 76% and 73% of our title services business revenue for the six months ended June 30, 2005 and year ended December 31, 2004, respectively.
Alliance Insurance and Information Services, LLC, owned by Universal Land Title and which we refer to as Alliance, is a full service insurance agency serving all of our markets. Alliance markets homeowners’, flood and auto insurance directly to homebuyers and others in all of our markets and also markets life insurance in Florida. Interested homebuyers obtain free quotes and have the necessary paperwork delivered directly to the closing table for added convenience. Approximately 9% and 14% of our homebuyers used Alliance for their insurance needs during the six months ended June 30, 2005 and for the year ended December 31, 2004, respectively.
GOVERNMENTAL REGULATION
We must comply with state and local laws and regulations relating to, among other things, zoning, treatment of waste, land development, required construction materials, density requirements, building design and elevation of homes, in connection with the construction of our homes. These include laws requiring use of construction materials that reduce the need for energy-consuming heating and cooling systems. In addition, we and our subcontractors are subject to laws and regulations relating to employee health and safety. These laws and regulations are subject to frequent change and often increase construction costs. In some cases, there are laws requiring commitments to provide roads and other infrastructure be in place prior to the commencement of new construction. These laws and regulations are usually administered by individual counties and municipalities and may result in fees and assessments or building moratoriums. In addition, certain new development projects are subject to assessments for schools, parks, streets and highways and other public improvements, the costs of which can be substantial.
The residential homebuilding industry also is subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. The requirements, interpretation and/or enforcement of these environmental laws and regulations are subject to change. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs and can prohibit or severely restrict homebuilding activity in environmentally sensitive regions or areas. In recent years, several cities and counties in which we have developments have submitted to voters and/or approved “slow growth” or “no growth” initiatives and other ballot measures, which could impact the affordability and availability of homes and land within those localities.
Our title insurance agency subsidiaries must comply with applicable insurance laws and regulations. Our mortgage financing subsidiaries must comply with applicable real estate lending laws and regulations. In addition, to make it possible for purchasers of some of our homes to obtain FHA-insured or VA-guaranteed mortgages, we must construct those homes in compliance with regulations promulgated by those agencies.
The mortgage financing and title insurance subsidiaries are licensed in the states in which they do business and must comply with laws and regulations in those states regarding mortgage financing, homeowners’ insurance and title insurance companies. These laws and regulations include provisions regarding capitalization, operating procedures, investments, forms of policies and premiums.

Business

COMPETITION AND MARKET FORCES
The development and sale of residential properties is a highly competitive business. We compete in each of our markets with numerous national, regional and local builders on the basis of a number of interrelated factors including location, price, reputation, amenities, design, quality and financing. Builders of new homes compete for homebuyers, and for desirable properties, raw materials and reliable, skilled subcontractors. We also compete with resales of existing homes, available rental housing and, to a lesser extent, resales of condominiums. We believe we generally compare favorably to other builders in the markets in which we operate, due primarily to:

▶	our experience within our geographic markets;

▶	the ability of our local managers to identify and quickly respond to local market conditions; and

▶	our reputation for service and quality.
The housing industry is cyclical and is affected by consumer confidence levels and prevailing economic conditions, including interest rate levels. A variety of other factors affect the housing industry and demand for new homes, including the availability of labor and materials and increases in the costs thereof, changes in costs associated with home ownership such as increases in property taxes, energy costs, changes in consumer preferences, demographic trends and the availability of and changes in mortgage financing programs.
We compete with other mortgage lenders, including national, regional and local mortgage bankers, mortgage brokers, banks and other financial institutions, in the origination, sale and servicing of mortgage loans. Principal competitive factors include interest rates and other features of mortgage loan products available to the consumer. We compete with other insurance agencies, including national, regional and local insurance agencies and attorneys in the sale of title insurance, homeowner insurance and related insurance services. Principal competitive factors include the level of service available, technology, cost and other features of insurance products available to the consumer.
SEASONALITY
The homebuilding industry tends to be seasonal, as generally there are more homes sold in the spring and summer months when the weather is milder, although the rate of sales contracts for new homes is highly dependent on the number of active communities and the timing of new community openings. We operate primarily in the Southwest and Southeast, where weather conditions are more suitable to a year-round construction process than in other parts of the country. Because new home deliveries trail new home contracts by several months, we typically have the greatest percentage of home deliveries in the fall and winter.
BACKLOG
At June 30, 2005, our consolidated operations had 6,335 homes in backlog representing $2.1 billion in sales value, as compared to 5,094 homes in backlog representing $1.6 billion in sales value at December 31, 2004. In addition, our unconsolidated joint ventures had 1,125 homes in backlog at June 30, 2005 as compared to 669 homes in backlog at December 31, 2004. Backlog represents home purchase contracts that have been executed and for which earnest money deposits have been received, but for which the sale has not yet closed. We do not record home sales as revenues until the closings occur. Historically, substantially all of the homes in our backlog at any given point in time have been closed in the following 12-month period. Although cancellations can disrupt anticipated home closings, we believe that cancellations have not had a material negative impact on our operations or liquidity during the last several years. We attempt to reduce the number of cancellations by reviewing each homebuyer’s ability to obtain mortgage financing early in the sales process and by closely monitoring

Business

the mortgage approval process. Our cancellation rate for the six months ended June 30, 2005 and the fiscal year ended December 31, 2004 was approximately 14% and 16%, respectively.
EMPLOYEES
At June 30, 2005, we employed 2,408 people. None of our employees are covered by collective bargaining agreements. We believe our relations with our employees are good.

Board of directors
The following table sets forth the names, ages and positions of each of our directors as of July 27, 2005. Each of the director’s term of office will expire at the next annual meeting of our stockholders.

Name	Age	Position

Konstantinos Stengos	68	Chairman of the Board
Antonio B. Mon	60	Executive Vice Chairman, Chief Executive Officer, President and Director
Andreas Stengos	42	Director
George Stengos	38	Executive Vice President and Director
Marianna Stengou	27	Director
Larry D. Horner	71	Director
William A. Hasler	63	Director
Tommy L. McAden	43	Executive Vice President and Director
Michael J. Poulos	74	Director
Susan B. Parks	48	Director
J. Bryan Whitworth	66	Director
Konstantinos Stengos has been the Chairman of our Board since December 15, 1999. Mr. Stengos has served as the President and Managing Director of TOSA since he formed TOSA in 1965. Mr. Stengos owns more than 5% of the outstanding equity of TOSA, which is publicly traded on the Athens Stock Exchange. Mr. Stengos has also served as a director and President of TOSI since October 2003. TOSA and TOSI are each affiliates of ours. In March 2005, Mr. Stengos was found by a Court of Misdemeanors in Athens, Greece, to have violated certain Greek laws relating to a 1999 sale of certain shares of TOSA. Mr. Stengos has advised us that he is appealing the ruling.
Antonio B. Mon became a director of TOUSA and our Executive Vice Chairman, Chief Executive Officer and President, on June 25, 2002. From October 2001 to June 2002, Mr. Mon served as the Chief Executive Officer of Technical Olympic, our former parent company. From May 2001 to October 2001, Mr. Mon was a consultant to Technical Olympic. From 1997 to 2001, Mr. Mon was the Chairman of Maywood Investment Company, LLC, a private firm engaged in private equity investments and general consulting. In 1991, Mr. Mon co-founded Pacific Greystone Corporation, a west coast homebuilder that merged with Lennar Corporation in 1997, and served as its Vice Chairman from 1991 to 1997. Prior to 1991, Mr. Mon worked in various positions for The Ryland Group, Inc. (a national homebuilder), M.J. Brock Corporation (a California homebuilder) and Cigna Corporation (a financial services corporation).
Andreas Stengos has been a director of TOUSA since 1999. Since October 2003, Mr. Stengos has served as a director and Treasurer of TOSI. Mr. Stengos has also been a director of TOSA since 1989 and has served as its Vice President and General Manager since 1995.
George Stengos has been a director of TOUSA since 1999 and has served as our Executive Vice President since April 2004. Since October 2003, Mr. Stengos has served as a director, Vice President and Secretary of TOSI. From 2001 to December 2002, Mr. Stengos served as President and Chairman of the Board of Mochlos S.A., a subsidiary of TOSA, and is currently Managing Director of Mochlos S.A. From 1993 to 2000, Mr. Stengos was Executive Vice President of Mochlos S.A. Mr. Stengos has also served as Managing Director of TOSA since June 30, 2004.

Board of directors

Marianna Stengou has been a director of TOUSA since 2004. Ms. Stengou has served as Vice President of Porto Carras Campus Hospitality Studies S.A. since April 2002. Ms. Stengou has served in a variety of positions at TOSA, including most recently as Director of Human Resources and Quality, since January 2000. Ms. Stengou served as President and Managing Director of Toxotis S.A. from November 1997 to June 2004. Ms. Stengou has also been a director of TOSA since June 2003.
Larry D. Horner has been a director of TOUSA since 1997. Mr. Horner served as Chairman of Pacific USA Holdings Corp., a subsidiary of Pacific Electric Wire and Cable Co., a cable manufacturer, from 1994 to 2001 and was Chairman of the Board of Asia Pacific Wire & Cable Corporation Limited, a manufacturer of copper wire, cable and fiber optic wire products, with operations in Southeast Asia, which was publicly traded on the New York Stock Exchange until 2001. He is also a director of ConocoPhillips (an energy company), Atlantis Plastics, Inc. (a manufacturer of plastic films and plastic components), UT Starcom, Inc. (a provider of wireline, wireless, optical and access switching solutions), Clinical Data, Inc. (a provider of physicians’ office and hospital laboratory products) and New River Pharmaceuticals, Inc. (a research-based pharmaceutical company). Mr. Horner was formerly associated with KPMG LLP, a professional services firm, for 35 years, retiring as Chairman and Chief Executive Officer of both the U.S. and International firms in 1991. He is a certified public accountant.
William A. Hasler has been a director of TOUSA since 1998. Mr. Hasler served as Co-Chief Executive Officer of Aphton Corporation, a biopharmaceutical company, from July 1998 to January 2004. From August 1991 to July 1998, Mr. Hasler served as Dean of the Haas School of Business at the University of California at Berkeley. Prior to that, he was both Vice Chairman and a director of KPMG LLP, a professional services firm. Mr. Hasler also serves on the boards of Mission West (a real estate investment trust), DiTech Communications (a global telecommunications equipment supplier for voice networks), Schwab Funds (a mutual fund company), Aphton Corporation and Stratex Networks (a provider of high-speed wireless transmission solutions) and is Chairman of the Board of Solectron Corp. (a provider of electronics manufacturing services). Mr. Hasler is a trustee of Pomona College. He is a certified public accountant.
Tommy L. McAden became a director and our Executive Vice President in May 2005. Mr. McAden served as our Senior Vice President— Strategy and Operations from April 2004 to May 2005. He also served as our Vice President of Finance and Administration, Chief Financial Officer and Treasurer from June 2002 to April 2004. Mr. McAden served as a director, Vice President and Chief Financial Officer of Technical Olympic from January 2000 to June 2002. From 1994 to December 1999, Mr. McAden was Chief Financial Officer of Pacific Realty Group, Inc., which was our former 80% stockholder.
Michael J. Poulos has been a director of TOUSA since 2000. Mr. Poulos also serves as a trustee of Century Shares Trust, a mutual fund. Mr. Poulos served as Chairman, President and Chief Executive Officer of Western National Corporation, a life insurance company, from 1993 until 1998 when he retired. Mr. Poulos worked for American General Corporation, from 1970 to 1993, and served as its President from 1981 to 1991 and as its Vice Chairman from 1991 to 1993.
Susan B. Parks has been a director of TOUSA since 2004. She is the founder and CEO of WalkStyles, Inc., a consumer products company, since September 2003. Prior to becoming an entrepreneur, Ms. Parks was with Kinko’s, a multibillion dollar document solutions and business services company, from August 2002 until September 2003, where she served as the Executive Vice President of Operations. From December 2001 to August 2002, Ms. Parks was with Gateway, a personal computer and related products company, where she served as Senior Vice President of US Markets for Gateway, leading their US Market business unit, and Senior Vice President of the Gateway Business division. Ms. Parks also spent approximately five years with U.S. West, a telecommunications company, serving

Board of directors

in a succession of senior positions and has served in various leadership positions at both Mead Corporation and Avery-Dennison.
J. Bryan Whitworth has been a director of TOUSA since January 2005. Mr. Whitworth has been Of Counsel at Wachtell, Lipton, Rosen & Katz, a leading corporate and securities law firm, since May 2003. Prior to joining Wachtell, Lipton, Rosen & Katz, Mr. Whitworth served as Executive Vice President of ConocoPhillips, a global integrated petroleum company, from September 2002 to March 2003. Mr. Whitworth joined ConocoPhillips in 2002, following the merger of Conoco Inc. and Phillips Petroleum Company. Prior to the merger, Mr. Whitworth spent more than 30 years with Phillips Petroleum Co., most recently serving as the Executive Vice President and Chief Administrative Officer of that company. Mr. Whitworth also served as Phillips Petroleum’s Senior Vice President of Human Resources, Public Relations and Government Relations, as well as its General Counsel.
FAMILY RELATIONSHIPS
Konstantinos Stengos is the father of Andreas Stengos, George Stengos, and Marianna Stengou. There are no other familial relationships among the executive officers and directors.

Management
Our executive officers, their ages and positions, as of July 27, 2005, are as follows:

Name	Age	Position

Antonio B. Mon	60	Executive Vice Chairman, Chief Executive Officer, President and Director
George Stengos	38	Executive Vice President and Director
David J. Keller	57	Senior Vice President, Chief Financial Officer and Treasurer
Tommy L. McAden	43	Executive Vice President and Director
Patricia M. Petersen	45	Senior Vice President and General Counsel
Randy L. Kotler	40	Vice President and Chief Accounting Officer
Harry Englestein	70	Senior Executive Vice President— TOUSA Homes
John Kraynick	51	Vice President— Land
Clint Ooten	34	Vice President— Human Resources and Administration
Edward R. Wohlwender	45	Vice President— Operations Support Group and Senior Vice President— TOUSA Homes
Below is a summary of the business experience of each of our executive officers who does not serve on our Board of Directors. The business experience of Messrs. Mon, Stengos and McAden appears under the caption “Board of Directors” set forth above.
David J. Keller became our Senior Vice President, Chief Financial Officer and Treasurer in May 2004. Prior to joining us, Mr. Keller served as Executive Vice President and Chief Financial Officer of CitiFinancial, a subsidiary of CitiGroup, from October 1999 through August 2003. Prior to CitiGroup, Mr. Keller spent eight years as Chief Financial Officer of D.R. Horton, a homebuilder. Mr. Keller began his career with Ernst & Young LLP, where he was an audit partner for eight years. Mr. Keller is a certified public accountant.
Patricia M. Petersen became our Vice President and General Counsel on September 1, 2002, was named Senior Vice President in April 2004, and served as our Secretary from July 2003 to November 2004. Before joining TOUSA, Ms. Petersen served as Assistant General Counsel of Corning Incorporated, a technology company, from January 2001 to August 2002. From September 1992 to October 2000, Ms. Petersen served as Managing Partner of the Nestor Nestor Kingston Petersen law firm in Bucharest, Romania, and from 1990 to August 1992 as Associate Counsel with the Hillis Clark Martin & Peterson law firm in Seattle, Washington.
Randy L. Kotler became our Vice President and Chief Accounting Officer on June 25, 2002. Prior to joining TOUSA, Mr. Kotler spent 13 years in public accounting, including the last five with Ernst & Young LLP in its Real Estate Group. Mr. Kotler is a certified public accountant.
Harry Engelstein became Senior Executive Vice President of TOUSA Homes, Inc. in April 2004, served as Executive Vice President of TOUSA Homes, Inc. from February 2003 to April 2004, and managed our South Florida division from June 2002 to February 2003. Mr. Engelstein began his career in homebuilding in Montreal, Canada, in 1960, as a contractor. In 1979, he moved to Florida to help form Engle Homes, Inc., our predecessor in interest. In 1992, Engle Homes went public, and Mr. Engelstein served as Executive Vice President and Corporate Chief Construction Manager.

Management

John Kraynick became our Vice President—Land in December 2004 and has served as Senior Vice President of TOUSA Homes, Inc. since June 2002. Prior to that time, Mr. Kraynick served as Executive Vice President of Engle Homes, our predecessor in interest, since December 1998. He originally joined Engle Homes in March 1986. As Executive Vice President of Engle Homes, Mr. Kraynick coordinated the operations of that company’s seven divisions and oversaw land acquisition on a national level.
Clint Ooten became our Vice President—Human Resources and Administration in April 2004. From March 2002 until November 2004, Mr. Ooten served as our Director of Human Resources. Prior to joining TOUSA, Mr. Ooten served for five years as the Director of Human Resources for GE Industrial Systems, a division of the General Electric Company.
Edward R. Wohlwender became our Vice President—Operations Support Group in December 2004 and has served as Senior Vice President of TOUSA Homes, Inc. since February 2003. Mr. Wohlwender served as Vice President—Supply Management of TOUSA Homes, Inc. from January 2002 to February 2003. From January 2001 to January 2002, Mr. Wohlwender owned and managed Value Chain Consulting, a consulting firm based in Cincinnati, Ohio and specializing in supply chain optimization. From July 1999 to January 2001, Mr. Wohlwender served as Senior Vice President—Supply Chain for the Standard Register Company, an integrated document solutions provider based in Dayton, Ohio. Prior to July 1999, Mr. Wohlwender worked as a senior executive at Ernst & Young LLP in their consulting practice and was Director of Logistics for a division of the Sara Lee Corporation.

Executive compensation
The following table presents certain summary information concerning compensation earned for services rendered by (i) our Chief Executive Officer during 2004, (ii) our other four most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 during the fiscal year ended December 31, 2004 and (iii) two additional individuals for whom disclosure is required.

						Long term
						compensation
						awards
		Annual compensation
						Securities
				Other annual		underlying	All other
Name and principal position	Year	Salary($)	Bonus($)	compensation($)		options(#)(5)	compensation($)

Antonio B. Mon	2004	992,200	3,950,000	140,208	(1)	—	111,636	(2)
Chief Executive Officer,	2003	896,700	2,500,000	117,239	(3)	—	111,636	(2)
President and Director	2002	828,333	2,394,700	61,644	(4)	3,293,169	111,636	(2)
David J. Keller(6)(7)	2004	300,000	500,000	*		93,750	—
Senior Vice President,	2003	—	—	—		—	—
Chief Financial Officer,	2002	—	—	—		—	—
and Treasurer
Tommy L. McAden	2004	459,800	965,000	*		—	—
Senior Vice President—	2003	418,000	625,000	*		—	—
Strategy and Operations	2002	395,833	550,000	*		823,292	—
John Kraynick(6)	2004	445,000	500,000	*		46,875	—
Vice President—Land	2003	—	—	—		—	—
Sr. Vice President—	2002	—	—	—		—	—
TOUSA Homes
Harry Engelstein	2004	445,500	2,000,000	*		56,250	—
Senior Executive Vice	2003	445,000	1,019,064	*		37,500
President—	2002	415,000	969,064	*		—	—
TOUSA Homes
Mark R. Upton(8)	2004	420,000	1,322,000	*		—	—
Executive Vice President—	2003	420,000	1,000,000	*		93,750	—
TOUSA Homes	2002	239,850	696,927	*		—	—
J. Eric Rome(8)	2004	420,000	924,100	*		—	—
Executive Vice President—	2003	420,000	1,000,000	*		93,750	—
TOUSA Homes	2002	408,846	800,000	*		—	—

*	Value of perquisites and other personal benefits does not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported for the persons above. These perquisites and other personal benefits consist of automobile allowances and/or the personal use of a corporate automobile, the taxable portion of premiums paid by us on group term life insurance and tax gross ups on certain of these payments.

(1)	Of this amount, $37,644 represents an automobile allowance, $50,400 represents use of a corporate apartment and the balance represents personal use of a corporate automobile, the taxable portion of premiums paid by us on group term life insurance and tax gross-up payments on these perquisites.

(2)	This amount includes $60,000 paid for life insurance policies, plus $51,636 paid in tax gross-up payments on such premiums.

(3)	Of this amount, $37,644 represents an automobile allowance, $46,800 represents use of a corporate apartment and the balance represents personal use of a corporate automobile and tax gross-up payments on these perquisites.

(4)	This amount represents an automobile allowance, use of a corporate apartment, the taxable portion of premiums paid by us on group term life insurance and tax gross-up payments.

Executive compensation

(5)	Adjusted to reflect our three for two stock split, effected in the form of a 50% stock dividend, which was paid to stockholders on June 1, 2004 and our five-for-four stock split, effected in the form of a 25% stock dividend, which was paid to stockholders on March 31, 2005.

(6)	Individual was not an executive officer of TOUSA during the fiscal years ended December 31, 2002 and 2003.

(7)	Base salary amount does not include $37,500 earned by the executive officer during 2004 as a consultant prior to his employment by us.

(8)	Individual was not an executive officer of ours as of December 31, 2004.

Security ownership
The following table sets forth certain information as of July 27, 2005, regarding beneficial ownership of our common stock by

▶	each person (or group of affiliated persons) who we know to beneficially own more than 5% of the outstanding shares of our common stock;

▶	each of our current directors and our Current Named Executive Officers*; and

▶	all of our current executive officers and directors as a group.
The percentage of beneficial ownership is based on 60,093,602 shares of our common stock outstanding, after giving effect to the issuance by us of 4,000,000 shares of our common stock in this offering.

	Number of						Percentage
	shares				Number of		of shares
	beneficially		Number of		shares		owned
	owned before		shares		owned after		after the
Name and address of beneficial owner	the offering(1)		to be sold		the offering(1)		offering

Technical Olympic S.A.(2)	41,141,975		1,500,000	(3)	39,641,975		65.97%
Bricoleur Capital Management LLC(4)	3,530,181		—		3,530,181		5.87%
Konstantinos Stengos	273,197	(5)	—		273,197	(5)	**
Antonio B. Mon	2,650,009	(6)	—		2,650,009	(6)	4.22%
Andreas Stengos	226,322	(7)	—		226,322	(7)	**
George Stengos	226,322	(7)	—		226,322	(7)	**
Marianna Stengou	245,072	(5)	—		245,072	(5)	**
Larry D. Horner	19,670		—		19,670		**
William A. Hasler	19,801	(8)	—		17,072	(8)	**
Michael J. Poulos	9,833		—		9,833		**
Susan B. Parks	3,375		—		3,375		**
J. Bryan Whitworth	6,343	(9)	—		2,614	(9)	**
David J. Keller	22,750	(10)	—		22,750	(10)	**
Tommy L. McAden	662,628	(11)	—		662,628	(11)	1.09%
Harry Engelstein	26,250	(7)	—		26,250	(7)	**
John Kraynick	9,375	(7)	—		9,375	(7)	**
All directors and executive officers as a group (18 persons)	4,469,947	(12)	—		4,363,769	(12)	6.93%

*	For purposes of this table only, “Current Named Executive Officers” includes each person who was identified as a Named Executive Officer in our proxy statement for the 2005 annual meeting of stockholders and who currently serves as one of our executive officers.

**	Less than one percent.
Except as otherwise indicated, the address of each person named in this table is c/o Technical Olympic USA, Inc., 4000 Hollywood Boulevard, Suite 500 N, Hollywood, Florida 33021.

(1)	The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the Commission. Under the rules of the Commission, a person is deemed to be a beneficial owner of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of the security, or “investment power,” which includes the power to dispose of or direct the disposition of the security. Except as indicated by footnote, and subject to community property laws where applicable, the

Security ownership

persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In addition, in determining the number and percentage of shares beneficially owned by each person, shares issuable pursuant to options exercisable within 60 days after July 27, 2005, are deemed outstanding for purposes of determining the total number outstanding for such person and are not deemed outstanding for such purpose for all other stockholders. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

(2)	The principal business address of Technical Olympic S.A. is 20 Solomou Street, Alimos, Athens, Greece, 17456. Mr. Konstantinos Stengos owns more than 5% of the outstanding stock of TOSA. Any material relationships between us and TOSA are described in “Certain Relationships and Related Transactions.”

(3)	TOSA has agreed to sell up to an aggregate of 225,000 shares of common stock if the underwriters exercise in full their over-allotment option. TOSA owns 73.35% of our common stock and after the offering, will own 65.97% of our common stock, or 64.94% if the over-allotment is exercised in full.

(4)	The principal business address of Bricoleur Capital Management (“Bricoleur”) is 12230 El Camino Real, Suite 100, San Diego, California 92130. This number is based solely on Amendment No. 4, filed on April 8, 2005, to the Schedule 13G filed with the Commission by Bricoleur. According to the Schedule 13G, as amended, Bricoleur has shared voting power and shared dispositive power with respect to all of the referenced shares.

(5)	Includes 226,322 shares issuable upon exercise of stock options that have already vested or will vest within 60 days of July 27, 2005.

(6)	As a result of various gifts and transfers for estate planning purposes, Mr. Mon has transferred all of his stock options to various family-controlled entities. The total set forth above includes (i) 622,749 shares issuable upon exercise of stock options that have already vested or will vest within 60 days of July 27, 2005 that are beneficially owned by Maywood Investment Company, LLC (“MIC”), (ii) 967,307 shares issuable upon exercise of stock options that have already vested or will vest within 60 days of July 27, 2005 that are beneficially owned by a trust for the benefit of Mr. Mon’s adult children (the “Trust”) and (iii) 1,059,953 shares issuable upon exercise of stock options that have already vested or will vest within 60 days of July 27, 2005 that are beneficially owned by Maywood Capital, LLC (“MC”). Mr. Mon is not the managing member of MIC, nor does he own or control majority of the membership interests in MIC, and, accordingly, he disclaims beneficial ownership of the stock options owned by MIC. Mr. Mon disclaims beneficial ownership of the stock options held by the Trust, and, although he has a pecuniary interest in MC, he also disclaims beneficial ownership of the stock options held by MC.

(7)	Consists solely of shares issuable upon exercise of stock options that have already vested or will vest within 60 days of July 27, 2005.

(8)	Includes 17,251 shares issuable upon exercise of stock options that have already vested or will vest within 60 days of July 27, 2005.

(9)	Includes 4,093 shares issuable upon exercise of stock options that have already vested or will vest within 60 days of July 27, 2005.

(10)	Includes 18,750 shares issuable upon exercise of stock options that have already vested or will vest within 60 days of July 27, 2005.

(11)	Includes 662,503 shares issuable upon exercise of stock options that have already vested or will vest within 60 days of July 27, 2005.

(12)	Includes 4,363,769 shares issuable upon exercise of stock options that have already vested or will vest within 60 days of July 27, 2005.

Certain relationships and related transactions
MANAGEMENT SERVICES AGREEMENT
In June 2003, we entered into an Amended and Restated Management Services Agreement with Technical Olympic, our former parent company, and in connection with an October 2003 restructuring transaction, Technical Olympic assigned its obligations and rights under the Amended and Restated Management Services Agreement to TOSI, a Delaware corporation wholly-owned by TOSA. Under the Amended and Restated Management Services Agreement, TOSI provided consultation with, and assistance to, our Board of Directors and management in connection with issues involving our business, as well as other services requested from time to time by our Board of Directors. In consideration for providing such services, the agreement requires us to pay TOSI an annual management fee of $500,000 and, to the extent our net income for any fiscal year meets established targets, additional annual incentive fees, which may not exceed $3.0 million. Pursuant to the agreement, we have agreed to indemnify TOSI for any liability incurred by it as a result of the performance of its duties other than any liability resulting from TOSI’s gross negligence or willful misconduct. We may terminate the agreement upon six months’ prior written notice. Pursuant to the terms of our revolving credit facility, the aggregate amount of annual fees payable under the Amended and Restated Management Services Agreement may not exceed $3.5 million. For the year ended December 31, 2004, we have made payments of $2.5 million to TOSI under this agreement. The agreement expires on December 31, 2007.
PURCHASING AGREEMENT
In order to consolidate the purchasing function, we and our subsidiary TOUSA Homes, Inc. entered into non-exclusive purchasing agreements with TOSA in November 2000. Under the purchasing agreements, TOSA would purchase certain materials and supplies necessary for operations on our respective behalves and provide them to us at cost. No additional fees or other consideration are paid to TOSA. These agreements may be terminated upon 60 days’ prior notice. TOSA purchased an aggregate of $302.6 million of materials and supplies on our behalf for the year ended December 31, 2004.
CERTAIN LAND BANK TRANSACTIONS
We have sold certain undeveloped real estate parcels to, and entered into a number of agreements (including option contracts and construction contracts) with, Equity Group, a limited liability company controlled by Alec Engelstein, Harry Engelstein’s brother. We made payments of $5.5 million to Equity Group pursuant to these agreements during the year ended December 31, 2004, and, as of December 31, 2004, had options to purchase from Equity Group additional lots for a total aggregate sum of approximately $13.8 million. We believe that the terms of these various agreements include purchase prices that approximate fair market value.
TAX ALLOCATION AGREEMENT
As a result of the merger of Technical Olympic into one of our wholly-owned subsidiaries pursuant to an October 2003 restructuring transaction, a previously existing tax allocation agreement between Technical Olympic and us was terminated. Due to the termination of the tax allocation agreement between Technical Olympic and us, the tax accounts between the two companies were settled. The closing reconciliation of tax accounts resulted in an estimated $4.1 million due to us from TOSI, a Delaware corporation that is wholly-owned by TOSA, who assumed this liability from Technical Olympic as part of the October 2003 restructuring transaction. In satisfaction of this obligation, during the year ended December 31, 2004, TOSI (i) paid us approximately $2.8 million and (ii) also assigned to us a federal tax refund of approximately $1.3 million relating to amendments to tax returns filed pursuant to the tax allocation agreement.

Material United States federal tax considerations to Non-U.S. holders
The following is a general summary of the material United States federal income and estate tax considerations to a Non-U.S. Holder (as defined below) relevant to the ownership and disposition of shares of common stock purchased for cash in this offering and held as capital assets within the meaning of the code. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed United States Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings, official pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This summary does not discuss all the tax consequences that may be relevant to a particular Non-U.S. Holder in light of the holder’s particular circumstances and it is not intended to be applicable in all respects to all categories of Non-U.S. Holders, some of whom may be subject to special rules not discussed below. Purchasers that may be subject to special rules include:

▶	certain U.S. expatriates;

▶	financial institutions;

▶	insurance companies;

▶	partnerships or other pass-through entities;

▶	tax-exempt entities;

▶	dealers in securities or currencies;

▶	traders in securities; and

▶	persons that hold the common stock as part of a straddle, hedge, conversion or other integrated transaction.
The following discussion does not address the U.S. federal income tax consequences of persons who hold the common stock through a partnership or other pass-through entity. In addition, the following discussion does not address any state, local or foreign tax considerations that may be relevant to a Non-U.S. Holder’s decision to purchase shares of common stock. You should consult your own tax advisor regarding the particular U.S. federal, state and local and foreign income, estate and other tax consequences of acquiring, owning and disposing of the common stock that may be applicable to you.
Special rules may apply to certain Non-U.S. Holders, such as “controlled foreign corporations” and “passive foreign investment companies,” which are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.
For purposes of the federal income tax portion of this discussion, a “Non-U.S. Holder” means a beneficial owner of common stock that is a nonresident alien or a corporation, trust or estate that is not for U.S. federal income tax purposes (1) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (2) an estate the income of which is subject to United States federal income taxation regardless of its source or (3) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person. For purposes of the federal estate tax portion of this discussion, a “Non-U.S. Holder” means a beneficial owner of common stock who is an individual who is not domiciled in the United States.

Material United States federal tax considerations to non-U.S. holders

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE CONSTRUED AS TAX ADVICE. ALL NON-U.S. HOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF COMMON STOCK IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.
DIVIDENDS ON COMMON STOCK
Generally, any dividends paid to a Non-U.S. Holder of common stock will be subject to United States federal withholding tax at a rate of 30% of the amount of the dividend, or at a lower applicable income tax treaty rate. However, if the dividend is effectively connected with the conduct of a United States trade or business of a Non-U.S. Holder (and is attributable to a U.S. permanent establishment of such Non-U.S. Holder, if an income tax treaty applies), it generally will be subject to United States federal income tax on a net income basis at ordinary federal income tax rates (in which case the “branch profits tax” at 30% (or such lower rate as may be specified in an applicable income tax treaty) may also apply if such Non-U.S. Holder is a foreign corporation), and assuming certain certification requirements are met, will not be subject to the 30% withholding tax.
United States Treasury regulations require a Non-U.S. Holder to provide certain certifications under penalties of perjury in order to obtain treaty benefits (and avoid backup withholding as discussed below).
A Non-U.S. Holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.
DISPOSITION OF COMMON STOCK
Subject to the discussion of backup withholding below, any capital gain realized upon a sale or other disposition of common stock by a Non-U.S. Holder ordinarily will not be subject to United States federal income tax unless (1) the gain is effectively connected with a trade or business conducted by such Non-U.S. Holder within the United States (and is attributable to a U.S. permanent establishment of such holder, if an income tax treaty applies) in which case, the Non-U.S. Holder will be subject to United States federal income tax on the net gain derived from the sale under regular graduated United States federal income tax rates, and if the Non-U.S. Holder is a foreign corporation, the branch profits tax at 30% of the Non-U.S. Holder’s effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items (or such lower rate as may be specified in an applicable income tax treaty), may also apply, or (2) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the sale or other disposition and certain other requirements are met (in which case the holder will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States), or (3) we are or have been a “United States real property holding corporation” (a “USRPHC”) for United States federal income tax purposes at any time within the lesser of (a) the five-year period ending on the date of the sale or other disposition and (b) the Non-U.S. Holder’s holding period, and, in each case, no income tax treaty exception is applicable. We believe that we are currently a USRPHC and will remain a USRPHC in the future. However, any gain recognized by a Non-U.S. Holder on the disposition of the common stock still would not be subject to U.S. federal income tax if the common stock were to be “regularly traded” (within the meaning of applicable United States Treasury regulations) on an established securities market (such as, for example, the New York Stock Exchange) and the Non-U.S. Holder did not own, directly or constructively, more than 5% of the outstanding common stock at any time during the shorter of

Material United States federal tax considerations to non-U.S. holders

(a) the five-year period ending on the date of the sale or other disposition and (b) the Non-U.S. Holder’s holding period. Our common stock is currently “regularly traded” (within the meaning of applicable United States Treasury regulations) on an established securities market, although no assurance can be given that this will not change in the future. Non-U.S. Holders should consult their tax advisors to determine whether an income tax treaty is applicable.
FEDERAL ESTATE TAXES
Common stock that is beneficially owned by an individual Non-U.S. Holder at the time of death will be included in the individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. The individual’s gross estate might also include the value of common stock which is held indirectly by the individual through one or more domestic or foreign entities. Non-U.S. holders are encouraged to consult their tax advisors regarding the inclusion of the value of the common stock in their gross estate.
BACKUP WITHHOLDING AND INFORMATION REPORTING
Generally, we must report to the IRS the amount of dividends paid on common stock to a Non-U.S. Holder, the name and address of the Non-U.S. Holder, and the amount, if any, of tax withheld. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the Non-U.S. Holder’s country of residence. Dividends on common stock paid to a Non-U.S. Holder will generally be exempt from backup withholding tax, provided that Non-U.S. holders meet applicable certification requirements or otherwise establish an exemption. Non-U.S. holders that fail to meet these requirements will be subject to backup withholding, currently at a rate of 28%.
Payments of the proceeds from the sale (or other disposition, including a redemption) by a Non-U.S. Holder of shares of common stock made by or through a foreign office of a broker will not be subject to information reporting or backup withholding except that if the broker is, for United States tax purposes, (i) a U.S. person, (ii) a “controlled foreign corporation” (as defined in the Code), (iii) a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or (iv) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business, then information reporting but not backup withholding may apply to these payments if the Non-U.S. Holder does not meet applicable certification requirements or otherwise establish an exemption. Payments of the proceeds from the sale of shares of common stock by or through the United States office of a broker will be subject to information reporting and backup withholding unless the Non-U.S. Holder certifies under penalties of perjury that it is a Non-U.S. Holder or otherwise establishes an exemption from information reporting and backup withholding.
Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the Non-U.S. Holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Underwriting
We and the selling stockholder are selling the common stock to the underwriters named in the table below pursuant to an underwriting agreement dated the date of this prospectus supplement. We and the selling stockholder have agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase the number of shares of common stock set forth opposite that underwriter’s name in the table below:

Number of
Underwriters	shares

UBS Securities LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Wachovia Capital Markets, LLC
JMP Securities LLC
Total	5,500,000

Under the terms and conditions of the underwriting agreement, the underwriters must buy all of the shares of offered common stock if they buy any of them. The underwriting agreement provides that the obligations of the underwriters are subject to approval of legal matters by their counsel, including the validity of the common stock, and other conditions, such as the receipt by the underwriters of officer’s certificates and legal opinions. If an underwriter defaults, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. The underwriters will sell the common stock to the public when and if the underwriters buy the common stock from us and the selling stockholder.
We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect to those liabilities.
We and the selling stockholder have granted to the underwriters an option to purchase up to 825,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions, set forth on the cover page of the prospectus supplement to cover over-allotments, if any. This option is exercisable for a period of 30 days. If the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to conditions, to purchase from us shares in approximately the same proportion as set forth in the table above.
The underwriters propose to offer the common stock directly to the public initially at the offering price set forth on the cover page of this prospectus supplement. The underwriters may offer the common stock to securities dealers at that price less a concession not in excess of $           per share. Securities dealers may reallow a concession not in excess of $           per share on sales to certain other brokers or dealers. The underwriters reserve the right to reject any order for the purchase of shares. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.
We, the selling stockholder and our executive officers and directors have agreed that we will not issue, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, relating to, any common shares or securities convertible into or exchangeable or exercisable for any common shares without the prior written consent of UBS Securities LLC and Citigroup Global

Underwriting

Markets Inc. for a period of 90 days from the date of this prospectus supplement. This agreement does not apply to (i) sales to the underwriters pursuant to this offering, (ii) issuances pursuant to our employee benefit plans or pursuant to the exercise of employee or director stock options outstanding on the date hereof and (iii) the sale of up to 100,000 shares of common stock in the aggregate by our directors and executive officers. UBS Securities LLC and Citigroup Global Markets Inc. in their sole discretion may release any of the securities subject to these lock-up provisions at any time without notice.
The following table provides information regarding the per share and total underwriting discounts and commissions to be paid to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 825,000 additional shares.

	Paid by us		Paid by selling stockholder

	No exercise of	Full exercise of	No exercise of	Full exercise of
	over-allotment	over-allotment	over-allotment	over-allotment
	option	option	option	option

Per Share	$	$	$	$
Total	$	$	$	$
We estimate that our expenses in connection with the sale of the common stock, other than underwriting discounts, will be $400,000. This estimate includes expenses related to the filing fee for the registration statement, printing, transfer agent fees, and legal and account fees, among other expenses.
The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M of the Securities Exchange Act of 1934. Over-allotment transactions involve syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying securities so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. Neither we, nor the selling stockholder nor any underwriter is making any representation or prediction as to the effect that the transactions described above may have on the price of the common stock. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.
Certain of the underwriters and their affiliates have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time in the future, engage in transactions with, and perform services for, us in the ordinary course of their business for which they would receive customary fees and expenses. An affiliate of Citigroup Global Markets Inc. is an agent and lender and an affiliate of each of Deutsche Bank Securities Inc. and Wachovia Capital Markets, LLC is a lender under our revolving credit facility and as such will receive its pro rata portion of the approximately $109.2 million of net proceeds of this offering used to repay loans under our revolving credit facility.

Where you can find more information
We file annual, quarterly and special reports and other information with the Commission. You may read our Commission filings over the Internet at the Commission’s website at http://www.sec.gov. You may also read and copy documents at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Commission filings are also available via our website at http://www.tousa.com. We do not intend the information on our website to constitute part of this prospectus supplement.
We incorporate into this prospectus supplement by reference the following documents filed by us with the Commission, each of which should be considered an important part of this prospectus supplement:

Commission filing (File No. 001-32322)	Period covered or date of filing

Annual Report on Form 10-K	Year ended December 31, 2004

Quarterly Report on Form 10-Q	Quarters ended March 31, 2005 and June 30, 2005

Current Report on Form 8-K, other than any information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K	February 17, 2005, February 22, 2005, March 1, 2005, March 4, 2005, March 31, 2005, April 8, 2005, May 24, 2005, May 31, 2005 and June 9, 2005

Description of our common stock contained in Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating such description	January 28, 1998 and October 18, 2004

All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, other than any information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or as otherwise permitted by Commission rules and regulations	After the date of this prospectus
Any statement contained in a document deemed to be incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein, or in any other subsequently filed document also deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. You may request a copy of each of our filings incorporated by reference in this prospectus supplement, at no cost, upon written or oral request directed to us at the following address: 4000 Hollywood Blvd., Suite 500 N, Hollywood, Florida 33021, Attn: General Counsel, (954) 364-4000.
Legal matters
The validity of any securities offered under this prospectus or any prospectus supplement has been passed upon for us by Akerman Senterfitt, Miami, Florida. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel llp, New York, New York.

Experts
Our consolidated financial statements at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing in this prospectus supplement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2004, and our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated by reference in this prospectus in reliance upon such reports given on the authority of said firm as experts in accounting and auditing.

Technical Olympic USA, Inc. and subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Board of Directors and Stockholders
Technical Olympic USA, Inc.
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Technical Olympic USA, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Technical Olympic USA, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that Technical Olympic USA, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Technical Olympic USA, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of Technical Olympic USA, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004 and our report dated March 8, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP
Certified Public Accountants
Miami, Florida
March 8, 2005

Technical Olympic USA, Inc. and subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE FINANCIAL STATEMENTS
The Board of Directors and Stockholders
Technical Olympic USA, Inc.
We have audited the accompanying consolidated statements of financial condition of Technical Olympic USA, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Technical Olympic USA, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Technical Olympic USA, Inc.’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP
Certified Public Accountants
Miami, Florida
March 8, 2005

Technical Olympic USA, Inc. and subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,

	2004	2003

	(dollars in millions,
	except par value)
ASSETS
Homebuilding:
Cash and cash equivalents:
Unrestricted	$217.6	$73.7
Restricted	8.0	21.2
Inventory
Deposits	132.8	78.7
Homesites and land under development	336.2	443.4
Residences completed and under construction	671.0	404.6
Inventory not owned	136.2	246.2

	1,276.2	1,172.9
Property and equipment, net	26.7	23.7
Investments in unconsolidated joint ventures	71.6	10.5
Other assets	71.1	43.7
Goodwill	110.7	100.1

	1,781.9	1,445.8
Financial Services:
Cash and cash equivalents:
Unrestricted	50.9	3.1
Restricted	69.1	73.4
Mortgage loans held for sale	75.8	75.2
Other assets	9.8	7.5

	205.6	159.2

Total assets	$1,987.5	$1,605.0

LIABILITIES AND STOCKHOLDERS’ EQUITY
Homebuilding:
Accounts payable and other liabilities	$188.9	$149.3
Customer deposits	69.1	35.5
Obligations for inventory not owned	136.2	246.2
Notes payable	811.4	480.0
Bank borrowings	—	17.9

	1,205.6	928.9
Financial Services:
Accounts payable and other liabilities	70.2	75.3
Bank borrowings	49.0	63.2

	119.2	138.5

Total liabilities	1,324.8	1,067.4

Stockholders’ equity:
Preferred stock—$0.01 par value; 3,000,000 shares authorized; none issued or outstanding	—	—
Common stock—$0.01 par value; 97,000,000 shares authorized and 44,856,437 and 44,833,554 shares issued and outstanding at December 31, 2004, and 2003, respectively	0.4	0.3
Additional paid-in capital	388.5	379.4
Unearned compensation	(9.0)	(7.3)
Retained earnings	282.8	165.2

Total stockholders’ equity	662.7	537.6

Total liabilities and stockholders’ equity	$1,987.5	$1,605.0

See accompanying notes to consolidated financial statements.

Technical Olympic USA, Inc. and subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,

	2004	2003	2002

	(dollars in millions, except per share amounts)
Homebuilding:
Revenues:
Homes sales	$1,985.0	$1,604.4	$1,350.3
Land sales	115.8	38.2	27.4

	2,100.8	1,642.6	1,377.7
Cost of sales:
Home sales	1,592.0	1,291.8	1,077.2
Land sales	80.4	27.6	24.4

	1,672.4	1,319.4	1,101.6

Gross profit	428.4	323.2	276.1
Selling, general and administrative expenses	251.6	212.1	187.5
Income from joint ventures, net	(3.2)	—	—
Other (income) expense, net	(1.7)	(3.6)	(2.6)

Homebuilding pretax income	181.7	114.7	91.2
Financial Services:
Revenues	34.5	38.1	30.7
Expenses	26.2	22.5	15.0

Financial Services pretax income	8.3	15.6	15.7

Income from continuing operations before provision for income taxes	190.0	130.3	106.9
Provision for income taxes	70.4	47.6	39.9

Income from continuing operations	119.6	82.7	67.0
Discontinued operations:
Income from discontinued operations	—	—	7.9
Provision for income taxes	—	—	2.9

Income from discontinued operations, net of taxes	—	—	5.0

Net income	$119.6	$82.7	$72.0

Earnings per common share—basic
From continuing operations	$2.67	$1.96	$1.60
From discontinued operations	—	—	0.12

Net income	$2.67	$1.96	$1.72

Earnings per common share—diluted
From continuing operations	$2.60	$1.94	$1.60
From discontinued operations	—	—	0.12

Net income	$2.60	$1.94	$1.72

Weighted average number of common shares outstanding:
Basic	44,848,297	42,176,148	41,818,181

Diluted	45,928,560	42,544,152	41,818,181

Cash dividends per share	$0.045	$—	$—
See accompanying notes to consolidated financial statements.

Technical Olympic USA, Inc. and subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common stock		Additional
			paid-in	Unearned	Retained	Total
	Shares	Amount	capital	comp	earnings	equity

	(dollars in millions)
Balance at January 1, 2002	41,818,181	$0.3	$322.4	$—	$90.7	$413.4
Assumption of Technical Olympic debt	—	—	—	—	(75.4)	(75.4)
Distributions by Engle Holdings	—	—	—	—	(4.8)	(4.8)
Net income	—	—	—	—	72.0	72.0

Balance at December 31, 2002	41,818,181	0.3	322.4	—	82.5	405.2
Common stock issued to directors	15,373	—	0.1	—	—	0.1
Sale of common stock	3,000,000	—	48.4	—	—	48.4
Unearned compensation	—	—	8.5	(7.3)	—	1.2
Net income	—	—	—	—	82.7	82.7

Balance at December 31, 2003	44,833,554	0.3	379.4	(7.3)	165.2	537.6
Common stock issued to directors	10,917	—	0.2	—	—	0.2
Stock split	—	0.1	(0.1)	—	—	—
Stock option exercises	11,966	—	0.1	—	—	0.1
Dividends paid	—	—	—	—	(2.0)	(2.0)
Unearned compensation	—	—	8.9	(1.7)	—	7.2
Net income	—	—	—	—	119.6	119.6

Balance at December 31, 2004	44,856,437	$0.4	$388.5	$(9.0)	$282.8	$662.7

See accompanying notes to consolidated financial statements.

Technical Olympic USA, Inc. and subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2004	2003	2002

	(dollars in millions)
Cash flows from operating activities:
Net income	$119.6	$82.7	$72.0
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Income from discontinued operations	—	—	(5.0)
Depreciation and amortization	12.6	9.3	7.5
Non-cash compensation expense	8.8	1.4	—
Deferred income taxes	(0.6)	(0.7)	(2.1)
Other adjustments	—	—	1.1
Changes in operating assets and liabilities:
Restricted cash	17.5	(48.1)	(19.1)
Inventory	(211.8)	(132.3)	(75.9)
Other assets	(23.3)	(3.1)	(2.4)
Accounts payable and other liabilities	29.2	102.0	39.1
Customer deposits	33.6	7.2	(1.6)
Mortgage loans held for sale	(0.6)	(16.4)	(7.9)

Net cash (used in) provided by operating activities	(15.0)	2.0	5.7
Cash flows from investing activities:
Net additions to property and equipment	(15.6)	(19.1)	(8.8)
Investments in unconsolidated joint ventures	(61.1)	(10.5)	—
Amounts paid for acquisitions, net of cash acquired	—	(59.6)	(51.3)
Earn out consideration paid for acquisitions	(6.6)	(18.1)	—

Net cash used in investing activities	(83.3)	(107.3)	(60.1)
Cash flows from financing activities:
Net (repayments on) proceeds from revolving credit facilities	(10.0)	(45.2)	58.6
Proceeds from notes offerings	330.0	129.3	350.0
Principal payments on unsecured borrowings and senior notes	(7.9)	—	(379.6)
Net payments on obligations for inventory not owned	—	—	(13.7)
Net (repayments on) proceeds from Financial Services bank borrowings	(14.3)	14.9	9.6
Payments for deferred financing costs	(5.9)	(5.4)	(15.3)
Minority interest in consolidated subsidiaries	—	(9.1)	(26.7)
Net proceeds from sale of common stock	—	48.4	—
Proceeds from stock option exercises	0.1	—	—
Dividends paid and distributions by Engle Holdings	(2.0)	—	(4.8)

Net cash provided by (used in) financing activities	290.0	132.9	(21.9)

Net cash provided by (used in) operations	191.7	27.6	(76.3)
Net cash provided by discontinued operations	—	—	50.3

Increase (decrease) in cash and cash equivalents	191.7	27.6	(26.0)
Cash and cash equivalents at beginning of period	76.8	49.2	75.2

Cash and cash equivalents at end of period	$268.5	$76.8	$49.2

See accompanying notes to consolidated financial statements.

Technical Olympic USA, Inc. and subsidiaries

Supplemental disclosure on non-cash investing and financing activities (dollars in millions)

	Year ended December 31,

	2004	2003	2002

Amount accrued for earn out consideration on acquisition	$4.0	$—	$—

(Decrease) increase in obligations for inventory not owned and corresponding (decrease) increase in inventory	$(110.0)	$229.9	$—

Supplemental disclosures of cash flow information (dollars in millions):

	Year ended December 31,

	2004	2003	2002

Cash paid for income taxes	$60.4	$43.8	$39.2

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004

1.	BUSINESS AND ORGANIZATION
Business
Technical Olympic USA, Inc. is a Delaware corporation. We are a homebuilder with a geographically diversified national presence. We operate in 15 metropolitan markets located in four major geographic regions: Florida, the Mid-Atlantic, Texas, and the West. We design, build and market detached single-family residences, townhomes and condominiums. We also provide title and mortgage brokerage services to our homebuyers and others. Generally, we do not retain or service the mortgages that we originate but, rather, sell the mortgages and related servicing rights to investors.
Organization
The merger and notes offering
On June 25, 2002, Engle Holdings Corp. (Engle), which was 100% owned by Technical Olympic, Inc. (Technical Olympic), merged with and into Newmark Homes Corp. (Newmark), which was 80% owned by Technical Olympic (the Merger). The combined company was renamed Technical Olympic USA, Inc. As a result of the Merger, Technical Olympic’s ownership of the merged entity increased to 91.75%. In addition, we assumed $75.4 million of debt incurred by Technical Olympic (the Technical Olympic Debt). As both Engle and Newmark were under the control of Technical Olympic, in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, the Merger was accounted for in a manner similar to a pooling of interests, whereby we recognized the acquired assets and liabilities of Engle at their historical carrying amounts. As both entities came under common control of Technical Olympic on November 22, 2000, the financial statements and other operating data have been restated to include the operations of Engle from November 22, 2000. Our assumption of the $75.4 million of Technical Olympic Debt has been accounted for as a distribution.
Concurrently with the Merger, we completed a private placement of $200.0 million 9% senior notes and $150.0 million 10 3/8% senior subordinated notes (the Notes Offering). The net proceeds of approximately $335.0 million from the Notes Offering were used to repay certain indebtedness of both Newmark and Engle and the Technical Olympic Debt that was assumed in connection with the Merger. Subsequently, all outstanding privately placed senior and senior subordinated notes issued in connection with the Merger were exchanged for an equivalent amount of notes at their respective interest rates, which are registered under the Securities Act of 1933.
In October 2003, as part of a restructuring transaction, all of the shares of Technical Olympic were sold by Technical Olympic (UK) Limited to Technical Olympic, S.A. Technical Olympic was then merged with and into TOI, LLC, a newly formed wholly-owned subsidiary of ours. As part of the merger, Technical Olympic, S.A. acquired the shares of our common stock previously owned by Technical Olympic. Technical Olympic S.A. is a Greek company that is publicly traded on the Athens Stock Exchange. Technical Olympic S.A. currently owns 73.38% of the voting power of our common stock.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Our accounting and reporting policies conform to accounting principles generally accepted in the United States and general practices within the homebuilding industry. The following summarizes the more significant of these policies.

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Principles of consolidation and basis of presentation
The consolidated financial statements include our accounts and those of our subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. As a result of the Merger being accounted for as a reorganization of entities under common control, the consolidated financial statements have been restated to present our combined results as if the Merger had been in effect from November 22, 2000, the date at which both entities came under the control of Technical Olympic.
The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Due to our normal operating cycle being in excess of one year, we present unclassified statements of financial condition.
Segment reporting
In accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, we have concluded that our operating segments consist of homebuilding and financial services. These two segments are segregated in the accompanying consolidated financial statements under “Homebuilding” and “Financial Services,” respectively.
For the years ended December 31, 2004, 2003, and 2002, we have eliminated inter-segment financial services revenues of $7.3 million, $5.9 million and $3.6 million, respectively.
Homebuilding
Inventory
Inventory is stated at the lower of cost or fair value. Inventory under development or held for development is stated at an accumulated cost unless such cost would not be recovered from the cash flows generated by future disposition. In this instance, such inventories are recorded at fair value. Inventory to be disposed of is carried at the lower of cost or fair value less cost to sell. We utilize the specific identification method of charging construction costs to cost of sales as homes are delivered. Common construction project costs are allocated to each individual home in the various subdivisions based upon the total number of homes to be constructed in each subdivision community. Interest, real estate taxes and certain development costs are capitalized to land and construction costs during the development and construction period and are amortized to costs of sales as deliveries occur.
Obligations for inventory not owned
Obligations for inventory not owned represent liabilities associated with our land banking and similar activities, including obligations in variable interest entities which have been consolidated by us and in which we have a less than 50% ownership interest, and the creditors have no recourse against us. As a result, the obligations have been specifically excluded from the leverage ratios pursuant to the terms of our revolving credit facility.

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Revenue recognition
Our primary source of revenue is the sale of homes to homebuyers. To a lesser degree, we engage in the sale of land to other homebuilders. Revenue is recognized on home sales and land sales at closing when title passes to the buyer and all of the following conditions are met: a sale is consummated, a significant down payment is received, the earnings process is complete and the collection of any remaining receivables is reasonably assured.
Warranty costs
We provide homebuyers with a limited warranty of workmanship and materials from the date of sale for up to two years. We generally have recourse against the subcontractors for claims relating to workmanship and materials. We also provide up to a ten-year homebuyer’s warranty which covers major structural defects. Estimated warranty costs are recorded at the time of sale based on historical experience and current factors.
Advertising costs
Advertising costs, consisting primarily of newspaper and trade publications, and the cost of maintaining an internet web-site, are expensed as incurred. Advertising expense included in selling, general and administrative expenses for the years ended December 31, 2004, 2003 and 2002 amounted to $12.4 million, $12.6 million and $15.3 million, respectively.
Financial services
Mortgage loans held for sale
Mortgage loans held for sale are stated at the lower of aggregate cost or fair value based upon such commitments for loans to be delivered or prevailing market rates for uncommitted loans. Substantially all of the loans originated by us are sold to private investors within 30 days of origination.
Interest rate lock commitments
On March 9, 2004, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (SAB No. 105), which provides guidance regarding interest rate lock commitments (IRLCs) that are accounted for as derivative instruments under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. In SAB No. 105, the SEC stated that the value of expected future cash flows related to servicing rights and other intangible components should be excluded when determining the fair value of the derivative IRLCs and such value should not be recognized until the underlying loans are sold. This guidance must be applied to IRLCs initiated after March 31, 2004. Our IRLCs were directly offset by forward trades; accordingly, the implementation of SAB No. 105 did not have a material impact on our financial position or results of operations.
Revenue recognition
Loan origination revenues, net of direct origination costs, and loan discount points are deferred as an adjustment to the carrying value of the related mortgage loans held for sale, and are recognized as income when the related loans are sold to third-party investors. Gains and losses from the sale of loans are recognized to the extent that the sales proceeds exceed, or are less than, the book value of the

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
loans. Mortgage interest income is earned during the interim period before mortgage loans are sold, and is accrued as earned.
Fees derived from our title services are recognized as revenue in the month of closing of the underlying sale transaction.
General
Cash and supplemental cash flow information
Cash includes amounts in transit from title companies for home deliveries and highly liquid investments with an initial maturity of three months or less.
Restricted cash consists of amounts held in escrow as required by purchase contracts or by law for escrow deposits held by our title company and compensating balances for various open letters of credit.
Accounting for the impairment of long-lived assets
In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), we carry long-lived assets at the lower of the carrying amount or fair value. Impairment is evaluated by estimating future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the assets, an impairment loss is recognized. Fair value, for purposes of calculating impairment, is measured based on estimated future cash flows, discounted at a market rate of interest. During the year ended December 31, 2004, we recorded impairment losses of $4.8 million which were determined based on prices for similar assets. These losses are included in cost of sales — land sales in the accompanying statement of income.
Concentration of credit risk
We conduct business primarily in four geographical regions: Florida, the Mid-Atlantic, Texas, and the West. Accordingly, the market value of our inventory is susceptible to changes in market conditions that may occur in these locations. With regards to the mortgage loans held for sale, we will generally only originate loans which have met underwriting criteria required by purchasers of our loan portfolios. Additionally, we generally sell our mortgage loans held for sale within 45 days which minimizes our credit risk. We are exposed to credit risk as our mortgage loans held for sale are sold primarily to one investor.
Property and equipment
Property and equipment, consisting primarily of office premises, transportation equipment, office furniture and fixtures, capitalized software costs and model home furniture, are stated at cost net of accumulated depreciation. Repairs and maintenance are expensed as incurred.
Depreciation generally is provided using the straight-line method over the estimated useful life of the asset, which ranges from 36 months to 31 years. At December 31, 2004 and 2003, accumulated depreciation approximated $20.7 million and $13.1 million, respectively.
Goodwill
Goodwill represents the excess of the purchase price of the Company’s acquisitions over the fair value of the net assets acquired. Additional consideration paid in subsequent periods under the terms of purchase agreements is included as acquisition costs.

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we test goodwill for impairment at least annually. For purposes of the impairment test, we consider each division a reporting unit. Our impairment test is based on discounted cash flows derived from internal projections. This process requires us to make assumptions on future revenues, costs, and timing of expected cash flows. Due to the degree of judgment required and uncertainties surrounding such estimates, actual results could differ from such estimates. To the extent additional information arises or our strategies change, it is possible that our conclusion regarding goodwill impairment could change, which could have a material effect on our financial position and results of operations. We performed our annual impairment test as of December 31, 2004 and determined that goodwill was not impaired.
The change in goodwill for the years ended December 31, 2004 and 2003 is as follows (dollars in millions):

	Year ended
	December 31,

	2004	2003

Balance at January 1	$100.1	$74.3
Earn out consideration paid or accrued on acquisitions	10.6	18.1
Goodwill recognized from acquisitions	—	7.7

Balance at December 31	$110.7	$100.1

Insurance and litigation reserves
Insurance and litigation reserves have been established for estimated amounts based on an analysis of past history of claims. We have, and require the majority of our subcontractors to have, general liability insurance that protects us against a portion of our risk of loss from construction-related claims. We reserve for costs to cover our self-insured retentions and deductible amounts under these policies and for any costs in excess of our coverage limits. Because of the high degree of judgment required in determining these estimated reserve amounts, actual future claim costs could differ from our currently estimated amounts.
Income taxes
We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
Earnings per share
We present earnings per share data in accordance with the provisions of SFAS No. 128, Earnings Per Share. Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period.
Diluted earnings per share is computed based on the weighted average number of shares of common stock and dilutive securities outstanding during the period. Dilutive securities are options or other common stock equivalents that are freely exercisable into common stock at less than market exercise

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
prices. Dilutive securities are not included in the weighted average number of shares when inclusion would increase the earnings per share or decrease the loss per share.
The following table represents a reconciliation of weighted average shares outstanding:

	Year ended December 31,

	2004	2003	2002

Basic weighted average shares outstanding	44,848,297	42,176,148	41,818,181
Net effect of common stock equivalents assumed to be exercised	1,080,263	368,004	—

Diluted weighted average shares outstanding	45,928,560	42,544,152	41,818,181

The shares issued and outstanding and the earnings per share amounts in the consolidated financial statements have been adjusted to reflect a three-for-two stock split effected in the form of a 50% stock dividend paid on June 1, 2004.

Stock-based compensation
We account for our stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. We have adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). Accordingly, no compensation cost has been recognized for our stock option plan. If the methodologies of SFAS No. 123 were applied to determine compensation expense for our stock options based on the fair value of our common stock at the grant dates for awards under our option plan, our net income and earnings per share for the years ended December 31, 2004, 2003, and 2002 would have been reduced to the pro forma amounts indicated below (dollars in millions, except per share amounts):

	Year ended December 31,

	2004	2003	2002

Net income as reported	$119.6	$82.7	$72.0
Add: Stock-based employee compensation included in reported net income, net of tax	5.4	0.8	—
Deduct: Stock-based employee compensation expense determined under the fair value method, net of tax	(4.1)	(2.9)	(2.3)

Pro forma net income	$120.9	$80.6	$69.7

Reported basic earnings per share	$2.67	$1.96	$1.72

Pro forma basic earnings per share	$2.70	$1.91	$1.67

Reported diluted earnings per share	$2.60	$1.94	$1.72

Pro forma diluted earnings per share	$2.63	$1.89	$1.67

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
The fair values of options granted were estimated on the date of their grant using the Black-Scholes option pricing model based on the following assumptions:

Expected volatility	0.42%-0.48%
Expected dividend yield	0%
Risk-free interest rate	1.47%-4.02%
Expected life	4-10 years
In December 2004, the FASB issued SFAS No. 123(R). SFAS No. 123(R) establishes accounting standards for transactions in which a company exchanges its equity instruments for goods or services. In particular, this Statement would require companies to record compensation expense for all share-based payments, such as employee stock options, at fair market value. This Statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. As a result, beginning in our fiscal third quarter of 2005, we will adopt SFAS 123(R) and begin reflecting the stock option expense determined under fair value based methods in our income statement rather than as pro forma disclosure in the notes to the financial statements. We expect the effect of adopting SFAS 123(R) to be similar to the effect represented in our proforma disclosure related to SFAS 123.

Fair value of financial instruments
SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires companies to disclose the estimated fair value of their financial instrument assets and liabilities. Fair value estimates are made at a specific point in time, based upon relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time our entire holdings of a particular instrument. The carrying values of cash and mortgage loans held for sale approximate their fair values due to their short-term nature. The carrying value of financial service borrowings and obligations for inventory not owned approximate their fair value as substantially all of the debt has a fluctuating interest rate based upon a current market index. The fair value of the $300.0 million senior and $510.0 million senior subordinated notes at December 31, 2004 is $321.0 million and $531.6 million, respectively, as determined by quoted market prices.

Obligations for inventory not owned
In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (Interpretation No. 46). Interpretation No. 46 addresses consolidation by business enterprises of variable interest entities (VIEs) in which an entity absorbs a majority of the expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.
Generally, homebuilders will enter into option contracts for the purchase of land or homesites with land sellers and third-party financial entities, some of which may qualify as VIEs. In applying Interpretation No. 46 to our homesite option contracts and other transactions with VIEs, we make estimates regarding cash flows and other assumptions. We believe that our critical assumptions underlying these estimates are reasonable based on historical evidence and industry practice. Based on our analysis of transactions entered into with VIEs, we determined that we are the primary beneficiary of certain of these homesite option contracts. Consequently, Interpretation No. 46 requires us to consolidate the assets (homesites) at their fair value, although (1) we have no legal title to the assets, (2) our maximum exposure to loss is limited to the deposits or letters of credits placed with these entities, and (3) creditors, if any, of these entities have no recourse against us.

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Reclassifications
Certain reclassifications have been made to conform the prior periods’ amounts to the current period’s presentation.

3.	INVENTORY
A summary of homebuilding interest capitalized in inventory is as follows (dollars in millions):

	Year ended December 31,

	2004	2003	2002

Interest capitalized, beginning of period	$29.7	$11.6	$12.2
Interest incurred	66.1	55.1	27.7
Less interest included in:
Cost of sales	50.5	35.3	28.1
Other*	8.5	1.7	0.2

Interest capitalized, end of period	$36.8	$29.7	$11.6

*	Included in “Other” above for the year ended December 31, 2004 is $4.4 million of interest which was capitalized to inventory that was subsequently contributed to an unconsolidated joint venture. For the years ended December 31, 2004, 2003, and 2002, all interest incurred has been capitalized.
In the ordinary course of business, we enter into contracts to purchase homesites and land held for development. At December 31, 2004 and 2003, we had refundable and non-refundable deposits aggregating $132.8 million and $78.7 million, respectively, included in inventory in the accompanying consolidated statements of financial condition. Our liability for nonperformance under such contracts is generally limited to forfeiture of the related deposits.
The effect of Interpretation No. 46 at December 31, 2004 was to increase inventory by $90.8 million, excluding deposits of $5.0 million, which had been previously recorded, with a corresponding increase to “obligations for inventory not owned” in the accompanying consolidated statement of financial condition. Additionally, we have entered into arrangements with VIEs to acquire homesites whereby our variable interest is insignificant and, therefore, we have determined that we are not the primary beneficiary and are not required to consolidate the assets of such VIEs.
During the year ended December 31, 2004, we transferred title to certain parcels of land to unrelated third parties for net proceeds of $43.2 million. In connection with these transactions, we entered into options with the purchasers to acquire fully developed homesites. As we have retained a continuing involvement in these properties, in accordance with SFAS No. 66, Accounting for the Sales of Real Estate, we have accounted for these transactions as financing arrangements. As a result, we have included the corresponding liability of $13.9 million in “obligations for inventory not owned” in the accompanying consolidated statement of financial condition as of December 31, 2004. As of December 31, 2004, $45.4 million of inventory not owned relates to sales with continuing involvement.

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.	INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES
Summarized condensed combined financial information on unconsolidated entities in which we have investments that are accounted for by the equity method is (dollars in millions):

	December 31,

	2004	2003

Assets:
Cash	$16.2	$1.4
Inventories	270.8	42.3
Other assets	9.8	0.2

Total assets	$296.8	$43.9

Liabilities and equity:
Accounts payable and other liabilities	$20.8	$7.4
Notes payable	113.8	17.2
Equity of:
Technical Olympic USA, Inc.	66.8	7.0
Others	95.4	12.3

Total liabilities and stockholders equity	$296.8	$43.9

	Year ended
	December 31,

	2004	2003

Revenues	$54.1	$—
Cost and expenses	49.6	—

Net earnings of unconsolidated entities	$4.5	$—

Our share of net earnings	$0.5	$—
Net fees earned	2.7	—

Income from joint ventures	$3.2	$—

We enter into strategic joint ventures to acquire, to develop and to sell land and/or homesites, as well as to construct and sell homes, in which we have an ownership interest of 50% or less and do not have a controlling interest. Our partners generally are unrelated homebuilders, land sellers or other real estate entities. The unconsolidated entities follow accounting principles generally accepted in the United States of America. We share in the profits and losses of these unconsolidated entities generally in accordance with our ownership interests.
In many instances, we are appointed as the day-to-day manager of the unconsolidated entities and receive management fees for performing this function. During 2004, we received management fees and reimbursement of expenses from the unconsolidated entities approximating $2.7 million. Additionally, certain of these ventures delivered 116 homes, which accounted for $34.7 million of the total $54.1 million of unconsolidated partnership revenue.

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
In December 2004, we entered into a joint venture agreement with Sunbelt Holdings (Sunbelt) to form Engle/ Sunbelt Holdings, LLC (Engle/ Sunbelt). Upon its inception, the partnership acquired eight of our existing communities in Phoenix, Arizona. Engle/ Sunbelt was formed to develop finished homesites and deliver homes in the Phoenix, Arizona market. We and Sunbelt contributed capital of approximately $28.0 million and $3.2 million, respectively, to Engle/ Sunbelt and the venture itself obtained financing arrangements with an aggregate borrowing capacity of $180.0 million, of which $150.0 million related to a term loan and $30.0 million related to a revolving mezzanine financing instrument. We are not obligated with regard to the borrowings by Engle/ Sunbelt, except that through our subsidiary Engle Homes Residential, LLC, we have committed to complete any property development commitments in the event Engle/ Sunbelt defaults. As of December 31, 2004, Engle/ Sunbelt had approximately $117.2 million in total assets and had drawn upon $81.8 million of its total $180.0 million borrowing capacity. In connection with our contribution of certain assets, we recognized a gain of $12.5 million. Due to our continuing involvement with these assets through our investment, we have deferred $10.7 million. This deferral is being recognized in income as homes are delivered from the joint venture. We account for our investment in Engle/ Sunbelt under the equity method of accounting as we have a less than 50% ownership interest and do not have control over its operations.
5.     ACCRUED EXPENSES AND OTHER LIABILITIES
Accrued expenses and other liabilities consist of the following (dollars in millions):

	December 31,

	2004	2003

Homebuilding:
Accounts payable	$58.4	$44.8
Interest	26.2	23.9
Compensation	22.7	18.2
Taxes, including income and real estate	16.7	11.1
Accrual for unpaid invoices on delivered homes	24.8	16.5
Accrued expenses	20.9	24.1
Warranty costs	6.5	4.9
Deferred revenue	12.7	5.8

Total accounts payable and other liabilities	$188.9	$149.3

Accounts payable and other liabilities for Financial Services consist primarily of title company escrows.

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
During the years ended December 31, 2004 and 2003, changes in our warranty accrual consisted of (dollars in millions):

	Year Ended
	December 31,

	2004	2003

Accrued warranty costs at January 1	$4.9	$4.8
Liability recorded for warranties issued during the period	11.3	9.3
Warranty work performed	(8.0)	(9.1)
Adjustments	(1.7)	(0.1)

Accrued warranty costs at December 31	$6.5	$4.9

6.	HOMEBUILDING AND FINANCIAL SERVICES BORROWINGS
Homebuilding borrowings
Homebuilding borrowings consists of the following (dollars in millions):

	December 31,
	2004	2003

Senior notes due 2010, at 9%(a)	$300.0	$300.0
Discount on senior notes	(3.8)	(4.5)
Senior subordinated notes due 2012, at 10 3/8%(a)	185.0	185.0
Senior subordinated notes due 2011, at 7 1/2%(a)	125.0	—
Senior subordinated notes due 2015, at 7 1/2%(a)	200.0	—
Premium (discount) on senior subordinated notes	5.2	(.5)
Revolving credit facility(b)	—	10.0
Other	—	7.9

	$811.4	$497.9

(a)	Interest on the senior and senior subordinated notes due 2012 is payable semi-annually on January 1 and July 1 of each year. Interest on the senior subordinated notes due 2011 and 2015 is payable semi-annually on March 15 and September 15 each year, and January 15 and July 15 each year, respectively. Our outstanding senior notes are guaranteed, on a joint and several basis, by the Guarantor Subsidiaries, which are all of our direct and indirect subsidiaries, other than our mortgage and title operations subsidiaries and certain other immaterial subsidiaries (the Non-guarantor Subsidiaries). Our outstanding senior subordinated notes are guaranteed on a senior subordinated basis by all of the Guarantor Subsidiaries. The indentures governing the senior notes and senior subordinated notes require us to maintain a minimum net worth and place certain restrictions on our ability, among other things, to incur additional debt (other than under our revolving credit facility), pay or make dividends or other distributions, sell assets, enter into transactions with affiliates, and merge or consolidate with other entities.

Our outstanding senior notes and senior subordinated notes have call features that allow redemption of the notes prior to maturity, upon payment of a “make-whole” premium or, in certain cases, a stated premium as provided in the relevant indenture.

(b)	On October 26, 2004, we entered into an unsecured revolving credit facility replacing our previous $350.0 million revolving credit facility. Our new credit facility increased the amount we are permitted to borrow to the lesser of (i) $600.0 million or (ii) our borrowing base (calculated in accordance with the

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

revolving credit facility agreement) minus our outstanding senior debt. The new facility also increased the amount of the letter of credit subfacility to $300.0 million from $175.0 million under our previous credit facility. In addition, we have the right to increase the size of the facility to provide up to an additional $150.0 million of revolving loans, provided we give 10 business days’ notice of our intention to increase the size of the facility and we meet the following conditions: (i) at the time of and after giving effect to the increase, we are in pro forma compliance with our financial covenants; (ii) no default or event of default has occurred and is continuing or would result from the increase, and (iii) the conditions precedent to a borrowing are satisfied as of such date. The revolving credit facility expires on October 26, 2008. Loans outstanding under the facility may be base rate loans or Eurodollar loans, at our election. Base rate loans accrue interest at a rate per annum equal to (i) an applicable margin plus (ii) the higher of (A) Citicorp’s base rate or (B) 0.5% plus the Federal Funds Rate. Eurodollar loans accrue interest at a rate per annum equal to (i) an applicable margin plus (ii) the reserve-adjusted Eurodollar base rate for the interest period. Applicable margins will be adjusted based on the ratio of our liabilities to our adjusted tangible net worth or our senior debt rating. The revolving credit facility requires us to maintain specified financial ratios regarding leverage, interest coverage, adjusted tangible net worth and certain operational measurements. The revolving credit facility also places certain restrictions on, among other things, our ability to pay or make dividends or other distributions, create or permit certain liens, make equity investments in joint ventures, enter into transactions with affiliates and merge or consolidate with other entities. Our obligations under the revolving credit facility are guaranteed by our significant domestic subsidiaries, other than our mortgage and title subsidiaries (unrestricted subsidiaries). As of December 31, 2004, we had no borrowings under the revolving credit facility and had issued letters of credit totaling $136.0 million.
All of our homebuilding borrowings mature subsequent to December 31, 2009.
Financial services borrowings
On October 22, 2004, our mortgage subsidiary entered into a new $100.0 million revolving warehouse line of credit (the “New Warehouse Line of Credit”) to fund the origination of residential mortgage loans, which is in addition to our Existing Warehouse Line of Credit as described below. Our mortgage subsidiary has the right to increase the size of the New Warehouse Line of Credit to provide up to an additional $50.0 million, subject to meeting certain requirements. The New Warehouse Line of Credit expires on October 22, 2005. The New Warehouse Line of Credit bears interest at the 30 day LIBOR rate plus a margin of 1.25% to 3.0% determined based upon the type of mortgage loans being financed. The New Warehouse Line of Credit is secured by funded mortgages, which are pledged as collateral, and requires our mortgage subsidiary to maintain certain financial ratios and minimums. The New Warehouse Line of Credit also places certain restrictions on, among other things, our mortgage subsidiary’s ability to incur additional debt, create liens, pay or make dividends or other distributions, make equity investments, enter into transactions with affiliates, and merge or consolidate with other entities.
On December 31, 2004, our mortgage subsidiary amended its existing $90.0 million warehouse line of credit (the “Existing Warehouse Line of Credit”) to reduce the size of the facility to $20.0 million. The Existing Warehouse Line of Credit is used to fund the origination of residential mortgage loans in addition to our New Warehouse Line of Credit. The Existing Warehouse Line of Credit expires December 15, 2005, is secured by funded mortgages, which are pledged as collateral, and requires our mortgage subsidiary to maintain certain financial ratios and minimums. As of December 31, 2004, we had no borrowings under our Existing Warehouse Line of Credit.

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Borrowing capacity
At December 31, 2004, we had the capacity to borrow an additional $464.0 million under the revolving credit facility and $71.0 million under the warehouse lines of credit, subject to satisfying the relevant borrowing conditions in those facilities.

7.	ACQUISITIONS
On October 4, 2002, we acquired the net assets of DS Ware Homes LLC, a homebuilder operating in Jacksonville, Florida. We paid $35.6 million in cash. In addition, because certain earnings targets were met for the five-month period after the closing, we paid an additional $5.2 million in cash to the sellers in April 2003. This acquisition resulted in approximately $26.1 million of goodwill.
On November 18, 2002, we acquired the net assets of Masonry Homes, Inc., a homebuilder operating in the northwestern suburbs of Baltimore and southern Pennsylvania. We paid $17.1 million in cash. In addition, because certain targets were met regarding home sale deliveries, the development and/or subdivision of certain homesites and earnings for the 2004 and 2003 fiscal years, we paid an additional $6.0 million and $11.3 million during the years ended December 31, 2004 and 2003, respectively. At December 31, 2004, $4.0 million of additional consideration was accrued. This acquisition resulted in approximately $21.2 million of goodwill.
On February 6, 2003, we acquired the net assets of Trophy Homes, Inc., a homebuilder operating in Las Vegas, Nevada and certain homesites for approximately $36.2 million in cash. In addition, because certain targets were met regarding home deliveries during 2004 and 2003, we paid $1.6 million of additional consideration during the years ended December 31, 2004 and 2003, respectively. This acquisition resulted in approximately $9.6 million of goodwill.
On February 28, 2003, we acquired the net assets of The James Construction Company, a homebuilder operating in the greater Denver, Colorado area, for approximately $22.0 million in cash. In addition, we are obligated to pay an additional $1.4 million to the sellers over a two-year period. This acquisition resulted in no goodwill being recorded.
In September 2004, we acquired certain assets of Gilligan Homes which included control of approximately 1,100 homesites (including those in unconsolidated joint ventures). The purchase price of the assets acquired was $0.2 million and our investment in the unconsolidated joint ventures at December 31, 2004 is $2.2 million. Gilligan Homes has operations in Maryland, Southern Pennsylvania and Delaware.

8.	SEVERANCE AND MERGER RELATED EXPENSES
Included in selling, general and administrative expenses in the accompanying consolidated statement of income for the year ended December 31, 2002 are costs of the merger and integration, such as professional fees and investment banking fees. These fees approximate $6.1 million. Additionally, we incurred approximately $4.8 million in severance charges attributable to former executives whose employment was terminated in connection with the Merger and $7.6 million for severance payments with respect to former Engle executives.

9.	SALE OF WESTBROOKE
On April 15, 2002, we sold one of our subsidiaries, Westbrooke, to Standard Pacific Corp. (Standard Pacific) for approximately $41.0 million in cash. In addition, Standard Pacific satisfied approximately

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
$54.4 million of Westbrooke’s debt that included approximately $14.2 million of intercompany liabilities owed to us. Upon completion of this sale, we realized a gain of $4.3 million. We determined that in accordance with SFAS 144, as of March 31, 2002, the criteria to classify the Westbrooke assets as held for sale were met.
Results of Westbrooke’s operations have been classified as discontinued operations. Discontinued operations include Westbrooke revenues, which totaled $44.2 million for the year ended December 31, 2002.

10.	COMMITMENTS AND CONTINGENCIES
We provide homebuyers with a limited warranty of workmanship and materials from the date of sale for up to two years. We generally have recourse against our subcontractors for claims relating to workmanship and materials. We also provide up to a ten-year homeowner’s warranty which covers major structural defects.
We are subject to the normal obligations associated with entering into contracts for the purchase, development and sale of real estate in the routine conduct of our business. We are committed under various letters of credit and performance bonds which are required for certain development activities, deposits on land and homesite purchase contract deposits. At December 31, 2004, we had total outstanding letters of credit and performance/ surety bonds under these arrangements of approximately of $136.0 million and $161.8 million, respectively.
We entered into an agreement with an insurance company to underwrite private mortgage insurance on certain loans originated by our mortgage services subsidiary. Under the terms of the agreement, we share in the premiums generated on the loans and are exposed to losses in the event of a loan default. At December 31, 2004, our maximum exposure to losses relating to loans insured is approximately $4.8 million, which is further limited to the amounts held in trust of approximately $1.1 million. We minimize the credit risk associated with such loans through credit investigations of customers as part of the loan origination process and by monitoring the status of the loans and related collateral on a continuous basis.
We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on our consolidated financial position or results of operations.
In early February 2002, Alec Engelstein, then Chief Executive Officer of Engle Homes, Inc., and David Shapiro, then Vice President-Chief Financial Officer of Engle Homes, Inc., resigned from their executive positions with Engle Homes, Inc. and alleged that they were entitled to receive severance packages in the aggregate amount of approximately $9.4 million, plus other benefits, including a claim by Mr. Engelstein of a monthly retirement benefit equal to 1/12th of his annual salary with such payments to continue for a period of 60 consecutive months. During September 2002, we reached an agreement whereby we would pay $7.6 million, which was recorded in selling, general and administrative expenses in the accompanying consolidated statement of income for the year ended December 31, 2002.
During the year ended December 31, 2004, we completed various sale-leaseback transactions of model homes, for net proceeds of $7.8 million. In connection with these transactions, we deferred profit of $1.3 million which is being amortized over the lease term. The lease term varies on a per home basis and ranges from 3 to 36 months.

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
At December 31, 2004, we are obligated under non-cancellable operating leases of office space and equipment. For the year ended December 31, 2004, rent expense under operating leases was $3.6 million. Minimum annual lease payments under these leases at December 31, 2004 are as follows (dollars in millions):

2005	$6.3
2006	3.9
2007	3.1
2008	2.5
2009	1.2
Thereafter	1.1

$18.1

11.	RELATED PARTY TRANSACTIONS
In 2000, we entered into a purchasing agreement with our ultimate parent, Technical Olympic S.A. The agreement provided that Technical Olympic S.A. would purchase certain of the materials and supplies necessary for operations and sell them to our entities, all in an effort to consolidate the purchasing function. Although Technical Olympic S.A. would incur certain franchise tax expense, we would not be required to pay such additional purchasing liability. Technical Olympic S.A. purchased $302.6 million, $203.7 million and $191.6 million of materials and supplies on our behalf during the years ended December 31, 2004, 2003 and 2002, respectively. These materials and supplies bought by Technical Olympic S.A. under the purchasing agreement are provided to us at Technical Olympic S.A.’s cost. We do not pay a fee or other consideration to Technical Olympic S.A. under the purchasing agreement. We may terminate the purchasing agreement upon 60 days prior notice.
In 2000, we entered into a management services agreement with Technical Olympic, whereby Technical Olympic will provide certain advisory, administrative and other services. The management services agreement was amended and restated on June 13, 2003. Technical Olympic assigned its obligations and rights under the amended and restated management agreement to Technical Olympic Services, Inc., a Delaware corporation wholly-owned by Technical Olympic S.A., effective as of October 29, 2003. For the years ended December 31, 2004, 2003 and 2002, we incurred $2.5 million, $2.5 million and $1.4 million, respectively. At December 31, 2004 and 2003, $2.0 million and $2.5 million, respectively, has been accrued and is included in accounts payable and other liabilities in the accompanying consolidated statement of financial condition. These expenses are included in selling, general and administrative expenses in the accompanying consolidated statements of income.
We have sold certain undeveloped real estate tracts to, and entered into a number of agreements (including option contracts and construction contracts) with, Equity Investments, a limited liability company controlled by the brother of one of our executives. We made payments of $5.5 million, $7.2 million and $36.0 million to this entity pursuant to these agreements during the years ended December 31, 2004, 2003 and 2002, respectively. We believe that the terms of these agreements include purchase prices that approximate fair market values.

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12.	INCOME TAXES
Components of income tax expense (benefit) from continuing operations consist of (dollars in millions):

	Year ended December 31,

	2004	2003	2002

Current:
Federal	$65.5	$43.4	$38.3
State	5.6	3.0	3.7

	71.1	46.4	42.0
Deferred:
Federal	(0.6)	1.5	(1.9)
State	(0.1)	(0.3)	(0.2)

	(0.7)	1.2	(2.1)

	$70.4	$47.6	$39.9

The difference between total reported income taxes and expected income tax expense computed by applying the federal statutory income tax rate of 37.0% for 2004, 2003 and 2002 to income from continuing operations is reconciled as follows (dollars in millions):

	Year ended December 31,

	2004	2003	2002

Computed income tax expense at statutory rate	$66.5	$45.6	$37.4
State income taxes	2.7	1.7	2.3
Other, net	1.2	0.3	0.2

Income taxes	$70.4	$47.6	$39.9

Significant temporary differences that give rise to the deferred tax assets and liabilities from continuing operations are as follows (dollars in millions):

	December 31,

	2004	2003

Deferred tax assets:
Warranty, legal and insurance reserves	$4.5	$3.4
Inventory	7.7	4.3
Accrued compensation	4.0	2.4
State net operating loss carryforwards	0.3	0.4
Other	2.2	2.1

Total deferred tax assets	18.7	12.6
Deferred tax liabilities:
Amortizable intangibles	(9.6)	(7.3)
Prepaid commissions and differences in reporting selling and marketing	(4.3)	(2.4)
Other	(1.8)	(0.5)

Total deferred tax liabilities	(15.7)	(10.2)

Net deferred tax asset	$3.0	$2.4

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
The net deferred tax asset included in other assets in the accompanying consolidated statements of financial condition at December 31, 2004 and 2003 was $3.0 million and $2.4 million, respectively. We believe that it is more likely than not that the gross deferred tax assets will be realized or settled due to our ability to generate taxable income exclusive of reversing timing differences. Accordingly, no valuation allowance has been established at December 31, 2004 and 2003.
Prior to October 2003, we were included in the consolidated federal income tax return with Technical Olympic pursuant to a Tax Allocation Agreement between Technical Olympic and us. Payments of $28.3 million and $37.7 million were made to Technical Olympic for federal income taxes during 2003 and 2002, respectively.

13.	STOCKHOLDERS’ EQUITY
On November 19, 2003, we sold, pursuant to an underwritten public offering, 2.0 million shares of our common stock at a price of $26.00 per share (unadjusted for subsequent stock split). The net proceeds of the offering to us were $48.4 million, after deducting offering costs and underwriting fees of $3.6 million. The offering proceeds were used to pay outstanding indebtedness under our revolving credit facility. In connection with our offering of common stock, Technical Olympic S.A. sold approximately 3.2 million of shares of our common stock, including 675,000 shares sold pursuant to the underwriters exercise of their over-allotment option.
Our chief executive officer has the right to purchase on January 1, 2007, 1% of our then outstanding common stock (calculated on a fully diluted basis) at an exercise price of $20.29 per share (subject to specified adjustments.) Our chief executive officer also has the right to purchase on January 1, 2008, an additional 1% of our then outstanding common stock (calculated on a fully diluted basis) at an exercise price of $22.31 per share (subject to specified adjustments.) These rights are being accounted for under the variable accounting method as provided by APB No. 25. These rights vest one year from the date of grant and are exercisable for a 10 year period from the date of grant. In connection with these rights, we recognized compensation expense of $1.4 million during the year ended December 31, 2004 which is included in selling, general and administrative expenses in the accompanying consolidated statement of income.

14.	STOCK OPTION PLAN
During 2001, we adopted the Technical Olympic USA, Inc. Annual and Long-Term Incentive Plan (as amended and restated on October 5, 2004), formerly known as the Newmark Homes Corp. Annual and Long-Term Incentive Plan (the Plan), pursuant to which our employees, consultants and directors, and those of our subsidiaries and affiliated entities are eligible to receive options to purchase shares of common stock. Under the Plan, subject to adjustment as defined, the maximum number of shares with respect to which awards may be granted is 6,000,000.

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Activity under the Plan for the years ended December 31, 2004, 2003 and 2002 is:

	2004		2003		2002

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price

Options outstanding at beginning of year	5,136,704	$13.05	3,293,177	$12.92	—	$—
Granted	360,000	$27.00	1,861,554	$13.16	3,293,177	$12.92
Exercised	(12,000)	$12.60	—	$—	—	$—
Forfeited	(7,500)	$13.92	(18,027)	$11.87	—	$—

Options outstanding at end of year	5,477,204	$13.93	5,136,704	$13.05	3,293,177	$12.92

Options exercisable at end of year	2,901,350	$12.62	1,548,031	$12.13	428,103	$11.45

Options available for grant at end of year	484,506		845,264		2,706,823

Weighted average fair market value per share of options granted during the year under SFAS No. 123	$3.47		$3.91		$9.60

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Range of exercise price	Options	contractual life	price	Options	price

$10.41-$12.60	2,879,528	8.01 years	$11.85	1,972,713	$12.03
$13.56-$15.24	2,237,676	8.03 years	$14.50	928,637	$13.86
$21.56-$24.19	129,000	9.19 years	$22.82	—	—
$26.09-$29.27	72,000	9.20 years	$26.20	—	—
$28.70-$31.56	129,000	9.19 years	$30.03	—	—
$32.20-$35.42	30,000	9.33 years	$33.81	—	—
Included in the 5,477,204 options outstanding as of December 31, 2004 are 1,253,662 options granted to executives which contain performance –based accelerated vesting criteria. These options are being accounted for under the variable accounting method as provided for by APB Opinion No. 25. During 2004 and 2003, we recognized an expense of $7.2 million and $1.2 million, respectively, as the market value of our common stock as of our fiscal year end was greater than the exercise price and the vesting accelerated for some of the performance-based options due to targets being achieved during 2004. This expense is included in selling, general and administrative expense in the accompanying consolidated statements of income for the years ended December 31, 2004 and 2003. No expense was

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
recorded during the year ended December 31, 2002 as the exercise price was greater than the current market price of the stock.

15.	EMPLOYEE BENEFIT PLANS
We have a defined contribution plan established pursuant to Section 401(k) of the Internal Revenue Code. Employees contribute to the plan a percentage of their salaries, subject to certain dollar limitations, and we match a portion of the employees’ contributions. Our contributions to the plan for the years ended December 31, 2004, 2003 and 2002, amounted to $1.9 million, $1.6 million and $1.3 million, respectively.

16.	QUARTERLY RESULTS (UNAUDITED)
Quarterly results for the years ended December 31, 2004 and 2003, which have been restated for conformity with the year end presentation, are reflected below (dollars in millions):

	First	Second	Third	Fourth

2004:
Total Revenue	$435.2	$509.5	$517.3	$673.3
Homebuilding gross profit	80.5	95.8	101.8	150.3
Net income	18.0	24.1	28.1	49.4
Basic earnings per share	0.40	0.54	0.63	1.10
Diluted earnings per share	0.40	0.53	0.61	1.06
2003:
Total Revenue	$324.7	$426.9	$443.3	$485.8
Homebuilding gross profit	66.9	82.2	86.5	87.6
Net income	17.6	23.3	21.5	20.3
Basic earnings per share	0.42	0.56	0.52	0.47
Diluted earnings per share	0.42	0.55	0.51	0.46
Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with the per share amounts for the year. The 2003 and first quarter 2004 per share amounts have been adjusted for the three-for-two stock split declared April 27, 2004.
In the fourth quarter of 2004, we recorded $3.4 million of variable stock based compensation expense related to the accelerated vesting of certain stock options containing performance based acceleration criteria which were satisfied during the fourth quarter of 2004.

17.	Subsequent Event
On March 1, 2005, our Board of Directors authorized a five-for-four stock split on all outstanding shares of our common stock. The stock split will be effected in the form of a 25% stock dividend to

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
shareholders of record at the close of business on March 11, 2005. The following pro forma data for the years ended December 31, 2004, 2003, and 2002 have been prepared to reflect such stock split:

	Year ended December 31,

	2004	2003	2002

Earnings per common share
Basic	$2.13	$1.57	$1.38
Diluted	$2.08	$1.56	$1.38
Weighted average number of common shares outstanding:
Basic	56,060,371	52,720,185	52,272,726
Diluted	57,410,700	53,180,190	52,272,726

18.	SUMMARIZED FINANCIAL INFORMATION
Our outstanding senior notes and senior subordinated notes are fully and unconditionally guaranteed, on a joint and several basis, by the Guarantor Subsidiaries, which are all of the Company’s direct and indirect subsidiaries, other than our mortgage and title operations subsidiaries and certain other immaterial subsidiaries (the Non-guarantor Subsidiaries). Each of the Guarantor Subsidiaries is directly or indirectly 100% owned by the Company. In lieu of providing separate audited financial statements for the Guarantor Subsidiaries, consolidated condensed financial statements are presented below. Separate financial statements and other disclosures concerning the Guarantor Subsidiaries are not presented because management has determined that they are not material to investors.

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Consolidating statement of financial condition

	December 31, 2004

	Technical		Non-
	Olympic	Guarantor	guarantor	Intercompany
	USA, Inc.	subsidiaries	subsidiaries	eliminations	Total

	(dollars in millions)
ASSETS
Homebuilding:
Cash and cash equivalents	$159.3	$66.3	$—	$—	$225.6
Inventory	—	1,276.2	—	—	1,276.2
Property and equipment, net	6.8	19.9	—	—	26.7
Investments in unconsolidated joint ventures	—	71.6	—	—	71.6
Advances to/ investments in subsidiaries	1,349.9	24.0	(62.8)	(1,311.1)	—
Other assets	22.4	48.7	—	—	71.1
Goodwill	—	110.7	—	—	110.7

	1,538.4	1,617.4	(62.8)	(1,311.1)	1,781.9
Financial Services:
Cash and cash equivalents	—	—	120.0	—	120.0
Mortgage loans held for sale	—	—	75.8	—	75.8
Other assets	—	—	9.8	—	9.8

	—	—	205.6	—	205.6

Total assets	$1,538.4	$1,617.4	$142.8	$(1,311.1)	$1,987.5

LIABILITIES AND STOCKHOLDERS’ EQUITY
Homebuilding:
Accounts payable and other liabilities	$64.3	$124.6	$—	$—	$188.9
Customer deposits	—	69.1	—	—	69.1
Obligations for inventory not owned	—	136.2	—	—	136.2
Notes payable	811.4	—	—	—	811.4

	875.7	329.9	—	—	1,205.6
Financial Services:
Accounts payable and other liabilities	—	—	70.2	—	70.2
Bank borrowings	—	—	49.0	—	49.0

	—	—	119.2	—	119.2

Total liabilities	875.7	329.9	119.2	—	1,324.8
Total stockholders’ equity	662.7	1,287.5	23.6	(1,311.1)	662.7

Total liabilities and stockholders’ equity	$1,538.4	$1,617.4	$142.8	$(1,311.1)	$1,987.5

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Consolidating statement of financial condition

	December 31, 2003

	Technical		Non-
	Olympic	Guarantor	guarantor	Intercompany
	USA, Inc.	subsidiaries	subsidiaries	eliminations	Total

	(dollars in millions)
ASSETS
Homebuilding:
Cash and cash equivalents	$47.5	$47.4	$—	$—	$94.9
Inventory	—	1,172.9	—	—	1,172.9
Property and equipment, net	7.8	15.9	—	—	23.7
Investments in unconsolidated joint ventures	—	10.5	—	—	10.5
Advances to/ investments in subsidiaries	946.2	223.0	22.3	(1,191.5)	—
Other assets	68.6	28.1	—	(53.0)	43.7
Goodwill	—	100.1	—	—	100.1

	1,070.1	1,597.9	22.3	(1,244.5)	1,445.8
Financial Services:
Cash and cash equivalents	—	—	76.5	—	76.5
Mortgage loans held for sale	—	—	75.2	—	75.2
Other assets	—	—	7.5	—	7.5

	—	—	159.2	—	159.2

Total assets	$1,070.1	$1,597.9	$181.5	$(1,244.5)	$1,605.0

LIABILITIES AND STOCKHOLDERS’ EQUITY
Homebuilding:
Accounts payable and other liabilities	$42.5	$159.8	$—	$(53.0)	$149.3
Customer deposits	—	35.5	—	—	35.5
Obligations for inventory not owned	—	246.2	—	—	246.2
Notes payable	480.0	—	—	—	480.0
Bank borrowings	10.0	7.9	—	—	17.9

	532.5	449.4	—	(53.0)	928.9
Financial Services:
Accounts payable and other liabilities	—	—	75.3	—	75.3
Bank borrowings	—	—	63.2	—	63.2

	—	—	138.5	—	138.5

Total liabilities	532.5	449.4	138.5	(53.0)	1,067.4
Total stockholders’ equity	537.6	1,148.5	43.0	(1,191.5)	537.6

Total liabilities and stockholders’ equity	$1,070.1	$1,597.9	$181.5	$(1,244.5)	$1,605.0

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Consolidating statement of income

	Year ended December 31, 2004

	Technical		Non-
	Olympic	Guarantor	guarantor	Intercompany
	USA, Inc.	subsidiaries	subsidiaries	eliminations	Total

	(dollars in millions)
Homebuilding:
Revenues	$—	$2,100.8	$—	$—	$2,100.8
Cost of Sales	(0.1)	1,672.5	—	—	1,672.4

Gross Profit	0.1	428.3	—	—	428.4
Selling, general and administrative expenses	50.1	208.8	—	(7.3)	251.6
Income from joint ventures, net	—	(3.2)	—	—	(3.2)
Other (income) expense, net	(153.6)	2.1	—	149.8	(1.7)

Homebuilding pretax income	103.6	220.6	—	(142.5)	181.7
Financial Services:
Revenues	—	—	41.8	(7.3)	34.5
Expenses	—	—	31.6	(5.4)	26.2

Financial Services pretax income	—	—	10.2	(1.9)	8.3

Income before income taxes	103.6	220.6	10.2	(144.4)	190.0
Provision for income taxes	(16.0)	81.7	4.7	—	70.4

Net income	$119.6	$138.9	$5.5	$(144.4)	$119.6

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Consolidating statement of income

	Year ended December 31, 2003

	Technical		Non-
	Olympic	Guarantor	guarantor	Intercompany
	USA, Inc.	subsidiaries	subsidiaries	eliminations	Total

	(dollars in millions)
Homebuilding:
Revenues	$—	$1,642.6	$—	$—	$1,642.6
Cost of Sales	—	1,319.4	—	—	1,319.4

Gross Profit	—	323.2	—	—	323.2
Selling, general and administrative expenses	38.6	179.3	—	(5.8)	212.1
Other (income) expense, net	(114.7)	(10.1)	—	121.2	(3.6)

Homebuilding pretax income	76.1	154.0	—	(115.4)	114.7
Financial Services:
Revenues	—	—	43.9	(5.8)	38.1
Expenses	—	—	30.7	(8.2)	22.5

Financial Services pretax income	—	—	13.2	2.4	15.6

Income before income taxes	76.1	154.0	13.2	(113.0)	130.3
Provision for income taxes	(6.6)	48.6	5.6	—	47.6

Net income	$82.7	$105.4	$7.6	$(113.0)	$82.7

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Consolidating statement of income

	Year ended December 31, 2002

	Technical		Non-
	Olympic	Guarantor	guarantor	Intercompany
	USA, Inc.	subsidiaries	subsidiaries	eliminations	Total

	(dollars in millions)
Homebuilding:
Revenues	$—	$1,377.7	$—	$—	$1,377.7
Cost of Sales	—	1,101.6	—	—	1,101.6

Gross Profit	—	276.1	—	—	276.1
Selling, general and administrative expenses	18.3	172.8	—	(3.6)	187.5
Other (income) expense, net	(85.1)	(6.7)	—	89.2	(2.6)

Homebuilding pretax income	66.8	110.0	—	(85.6)	91.2
Financial Services:
Revenues	—	—	34.3	(3.6)	30.7
Expenses	—	—	19.9	(4.9)	15.0

Financial Services pretax income	—	—	14.4	1.3	15.7

Income from continuing operations before provision for income taxes	66.8	110.0	14.4	(84.3)	106.9
Provision for income taxes	(5.2)	39.9	5.2	—	39.9

Income from continuing operations	72.0	70.1	9.2	(84.3)	67.0
Discontinued operations:
Income from discontinued operations	—	7.9	—	—	7.9
Provision for income taxes	—	2.9	—	—	2.9

Income from discontinued operations, net of taxes	—	5.0	—	—	5.0

Net income	$72.0	$75.1	$9.2	$(84.3)	$72.0

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Consolidating statement of cash flows

	Year ended December 31, 2004

	Technical		Non-
	Olympic	Guarantor	guarantor	Intercompany
	USA, Inc.	subsidiaries	subsidiaries	eliminations	Total

	(dollars in millions)
Cash flows from operating activities:
Net income	$119.6	$138.9	$5.5	$(144.4)	$119.6
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	2.9	9.7	—	—	12.6
Non-cash compensation expense	8.8	—	—	—	8.8
Deferred income taxes	(0.6)	—	—	—	(0.6)
Changes in operating assets and liabilities:
Restricted cash	1.5	11.7	4.3	—	17.5
Inventory	1.4	(213.2)	—	—	(211.8)
Other assets	52.4	(20.7)	(2.4)	(52.6)	(23.3)
Accounts payable and other liabilities	20.9	(39.2)	(5.1)	52.6	29.2
Customer deposits	—	33.6	—	—	33.6
Mortgage loans held for sale	—	—	(0.6)	—	(0.6)

Net cash provided by (used in) operating activities	206.9	(79.2)	1.7	(144.4)	(15.0)
Cash flows from investing activities:
Net additions to property and equipment	(1.9)	(13.7)	—	—	(15.6)
Investments in unconsolidated joint ventures	—	(61.1)	—	—	(61.1)
Earn out consideration paid for acquisitions	—	(6.6)	—	—	(6.6)

Net cash used in investing activities	(1.9)	(81.4)	—	—	(83.3)
Cash flows from financing activities:
Net repayments on revolving credit facilities	(10.0)	—	—	—	(10.0)
Proceeds from notes offering	330.0	—	—	—	330.0
Principal payments on unsecured borrowings and senior notes	—	(7.9)	—	—	(7.9)
Net repayments on Financial Services bank borrowings	—	—	(14.3)	—	(14.3)
Payments for deferred financing costs	(5.9)	—	—	—	(5.9)
Proceeds from stock option exercises	0.1	—	—	—	0.1
Dividends paid and distributions by Engle Holdings	(2.0)	—	(24.7)	24.7	(2.0)
Increase (decrease) in intercompany transactions	(403.9)	199.1	85.1	119.7	—

Net cash (used in) provided by financing activities	(91.7)	191.2	46.1	144.4	290.0

Increase (decrease) in cash and cash equivalents	113.3	30.6	47.8	—	191.7
Cash and cash equivalents at beginning of period	46.0	27.7	3.1	—	76.8

Cash and cash equivalents at end of period	$159.3	$58.3	$50.9	$—	$268.5

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Consolidating statement of cash flows

	Year ended December 31, 2003

	Technical		Non-
	Olympic	Guarantor	guarantor	Intercompany
	USA, Inc.	subsidiaries	subsidiaries	eliminations	Total

	(dollars in millions)
Cash flows from operating activities:
Net income	$82.7	$105.4	$7.6	$(113.0)	$82.7
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	2.0	7.3	—	—	9.3
Non-cash compensation expense	1.4	—	—	—	1.4
Deferred income taxes	(0.7)	—	—	—	(0.7)
Changes in operating assets and liabilities:
Restricted cash	2.5	(0.1)	(50.5)	—	(48.1)
Inventory	0.6	(132.9)	—	—	(132.3)
Other assets	(48.4)	(7.3)	0.1	52.5	(3.1)
Accounts payable and other liabilities	17.8	83.0	53.7	(52.5)	102.0
Customer deposits	—	7.2	—	—	7.2
Mortgage loans held for sale	—	—	(16.4)	—	(16.4)

Net cash provided by (used in) operating activities	57.9	62.6	(5.5)	(113.0)	2.0
Cash flows from investing activities:
Net additions to property and equipment	(6.4)	(12.7)	—	—	(19.1)
Investments in unconsolidated joint ventures	—	(10.5)	—	—	(10.5)
Amounts paid for acquisitions, net of cash acquired	—	(59.6)	—	—	(59.6)
Earn out consideration paid for acquisitions	—	(18.1)	—	—	(18.1)

Net cash used in investing activities	(6.4)	(100.9)	—	—	(107.3)
Cash flows from financing activities:
Net repayments on revolving credit facilities	(45.0)	(0.2)	—	—	(45.2)
Proceeds from notes offering	129.3	—	—	—	129.3
Net proceeds from Financial Services bank borrowings	—	—	14.9	—	14.9
Payments for deferred financing costs	(5.4)	—	—	—	(5.4)
Minority interest in consolidated subsidiaries	—	(9.1)	—	—	(9.1)
Net proceeds from sale of common stock	48.4	—	—	—	48.4
Increase (decrease) in intercompany transactions	(170.3)	68.0	(10.7)	113.0	—

Net cash (used in) provided by financing activities	(43.0)	58.7	4.2	113.0	132.9

Increase (decrease) in cash and cash equivalents	8.5	20.4	(1.3)	—	27.6
Cash and cash equivalents at beginning of period	37.5	7.3	4.4	—	49.2

Cash and cash equivalents at end of period	$46.0	$27.7	$3.1	$—	$76.8

Technical Olympic USA, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Consolidating statement of cash flows

	Year ended December 31, 2002

	Technical		Non-
	Olympic	Guarantor	guarantor	Intercompany
	USA, Inc.	subsidiaries	subsidiaries	eliminations	Total

	(dollars in millions)
Cash flows from operating activities:
Net income	$72.0	$75.1	$9.2	$(84.3)	$72.0
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Income from discontinued operations	—	(5.0)	—	—	(5.0)
Depreciation and amortization	1.7	5.8	—	—	7.5
Deferred income taxes	(2.1)	—	—	—	(2.1)
Other adjustments	1.1	—	—	—	1.1
Changes in operating assets and liabilities:
Restricted cash	(4.0)	(11.8)	(3.3)	—	(19.1)
Inventory	—	(75.9)	—	—	(75.9)
Other assets	1.5	(3.5)	(0.4)	—	(2.4)
Accounts payable and other liabilities	25.0	11.4	2.7	—	39.1
Customer deposits	—	(1.6)	—	—	(1.6)
Mortgage loans held for sale	—	—	(7.9)	—	(7.9)

Net cash used in operating activities	95.2	(5.5)	0.3	(84.3)	5.7
Cash flows from investing activities:
Net additions to property and equipment	(3.5)	(5.3)	—	—	(8.8)
Amounts paid for acquisitions, net of cash acquired	—	(49.0)	(2.3)	—	(51.3)

Net cash used in investing activities	(3.5)	(54.3)	(2.3)	—	(60.1)
Cash flows from financing activities:
Net proceeds from revolving credit facilities	—	58.6	—	—	58.6
Proceeds from notes offering	350.0	—	—	—	350.0
Principal payments on unsecured borrowings and senior notes	—	(379.6)	—	—	(379.6)
Net payments on obligations for inventory not owned	—	(13.7)	—	—	(13.7)
Net proceeds from Financial Services bank borrowings	—	—	9.6	—	9.6
Payments for deferred financing costs	(15.3)	—	—	—	(15.3)
Minority interest in consolidated subsidiaries	—	(26.7)	—	—	(26.7)
Dividends paid and distributions by Engle Holdings	(4.8)	—	—	—	(4.8)
Increase (decrease) in intercompany transactions	(384.6)	311.5	(11.2)	84.3	—

Net cash (used in) provided by financing activities	(54.7)	(49.9)	(1.6)	84.3	(21.9)

Net cash provided by (used in) operations	37.0	(109.7)	(3.6)	—	(76.3)
Net cash provided by discontinued operations	—	50.3	—	—	50.3

Increase (decrease) in cash and cash equivalents	37.0	(59.4)	(3.6)	—	(26.0)
Cash and cash equivalents at beginning of period	0.5	66.7	8.0	—	75.2

Cash and cash equivalents at end of period	$37.5	$7.3	$4.4	$—	$49.2

Technical Olympic USA, Inc. and subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	June 30,	December 31,
	2005	2004

	(unaudited)
	(dollars in millions, except
	shares and par value)
ASSETS
Homebuilding:
Cash and cash equivalents:
Unrestricted	$73.3	$217.6
Restricted	2.9	8.0
Inventory:
Deposits	186.1	132.8
Homesites and land under development	492.2	341.2
Residences completed and under construction	736.4	671.0
Inventory not owned	103.6	136.2

	1,518.3	1,281.2
Property and equipment, net	25.9	26.7
Investments in unconsolidated joint ventures	82.4	66.6
Advances to unconsolidated joint ventures	15.4	—
Other assets	87.0	71.1
Goodwill	110.7	110.7

	1,915.9	1,781.9
Financial Services:
Cash and cash equivalents:
Unrestricted	4.2	50.9
Restricted	70.0	69.1
Mortgage loans held for sale	60.9	75.8
Other assets	12.6	9.8

	147.7	205.6

Total assets	$2,063.6	$1,987.5

LIABILITIES AND STOCKHOLDERS’ EQUITY

Homebuilding:
Accounts payable and other liabilities	$200.3	$188.9
Customer deposits	90.8	69.1
Obligations for inventory not owned	103.6	136.2
Notes payable	811.5	811.4

	1,206.2	1,205.6
Financial Services:
Accounts payable and other liabilities	71.7	70.2
Bank borrowings	49.4	49.0

	121.1	119.2

Total liabilities	1,327.3	1,324.8

Stockholders’ equity:
Preferred stock — $0.01 par value; 3,000,000 shares authorized; none issued or outstanding	—	—
Common stock — $0.01 par value; 97,000,000 shares authorized and 56,093,602 and 56,070,510 shares issued and outstanding at June 30, 2005, and December 31, 2004, respectively	0.6	0.6
Additional paid-in capital	393.3	388.3
Unearned compensation	(11.0)	(9.0)
Retained earnings	353.4	282.8

Total stockholders’ equity	736.3	662.7

Total liabilities and stockholders’ equity	$2,063.6	$1,987.5

See accompanying notes to consolidated financial statements.

Technical Olympic USA, Inc. and subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2005	2004	2005	2004

	(dollars in millions, except share and per share amounts)
	(unaudited)
Homebuilding:
Revenues:
Home sales	$582.1	$462.5	$1,094.5	$869.3
Land sales	33.7	35.8	54.9	53.9

	615.8	498.3	1,149.4	923.2
Cost of sales:
Home sales	448.2	374.0	849.2	705.6
Land sales	29.9	28.5	46.7	41.2

	478.1	402.5	895.9	746.8

Gross profit	137.7	95.8	253.5	176.4
Selling, general and administrative expenses	77.1	59.4	156.5	115.7
(Income) from joint ventures, net	(8.1)	—	(10.7)	—
Other (income) expense, net	(2.3)	0.7	(4.2)	(0.5)

Homebuilding pretax income	71.0	35.7	111.9	61.2
Financial services:
Revenues	11.4	9.4	21.4	18.2
Expenses	9.0	6.9	17.7	12.5

Financial Services pretax income	2.4	2.5	3.7	5.7

Income before provision for income taxes	73.4	38.2	115.6	66.9
Provision for income taxes	27.7	14.1	43.5	24.7

Net income	$45.7	$24.1	$72.1	$42.2

Earnings per common share:
Basic	$0.82	$0.43	$1.29	$0.75

Diluted	$0.79	$0.42	$1.24	$0.74

Weighted average number of common shares outstanding:
Basic	56,083,450	56,060,228	56,078,578	56,053,078

Diluted	58,189,548	57,195,224	58,157,052	57,053,943

Cash dividends per share	$0.015	$0.012	$0.027	$0.012

See accompanying notes to consolidated financial statements.

Technical Olympic USA, Inc. and subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,

	2005	2004

	(dollars in millions)
	(unaudited)
Cash flows from operating activities:
Net income	$72.1	$42.2
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	6.3	6.4
Non-cash compensation expense	4.8	1.7
Equity in earnings from unconsolidated subsidiaries	3.8	—
Changes in operating assets and liabilities:
Restricted cash	4.2	0.2
Inventory	(269.6)	(74.9)
Other assets	(33.3)	(43.4)
Accounts payable and other liabilities	11.0	(32.0)
Customer deposits	21.6	21.7
Mortgage loans held for sale	14.9	14.4

Net cash used in operating activities	(164.2)	(63.7)
Cash flows from investing activities:
Net additions to property and equipment	(6.0)	(9.2)
Investments in unconsolidated joint ventures	(19.6)	(13.9)
Earn out consideration paid for acquisitions	—	(6.6)

Net cash used in investing activities	(25.6)	(29.7)
Cash flows from financing activities:
Net repayments on revolving credit facilities	—	(10.0)
Proceeds from notes offerings	—	125.0
Proceeds from Homebuilding bank borrowings	—	1.6
Net payments on obligations for inventory not owned	—	(5.2)
Net proceeds from (repayments on) Financial Services bank borrowings	0.4	(9.3)
Payments for deferred financing costs	(0.3)	(2.0)
Dividends paid	(1.5)	(0.7)
Other	0.2	(0.6)

Net cash (used in) provided by financing activities	(1.2)	98.8

(Decrease) increase in cash and cash equivalents	(191.0)	5.4
Cash and cash equivalents at beginning of period	268.5	76.8

Cash and cash equivalents at end of period	$77.5	$82.2

Supplemental disclosure of non-cash financing activity
Decrease in obligations for inventory not owned and corresponding decrease in inventory	$(32.6)	$(34.1)

See accompanying notes to consolidated financial statements.

Technical Olympic USA, Inc. and subsidiaries

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005

1.	BUSINESS AND ORGANIZATION
Business
Technical Olympic USA, Inc. is a homebuilder with a geographically diversified national presence. We operate in 16 metropolitan markets located in four major geographic regions: Florida, the Mid-Atlantic, Texas, and the West. We design, build, and market detached single-family residences, townhomes and condominiums. We also provide title and mortgage brokerage services to our homebuyers and others. Generally, we do not retain or service the mortgages that we originate but, rather, sell the mortgages and related servicing rights to investors.
Organization
Technical Olympic S.A. owns approximately 73% of our outstanding common stock. Technical Olympic S.A. is a publicly-traded Greek company whose shares are traded on the Athens Stock Exchange.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The consolidated financial statements include our accounts and those of our subsidiaries. Our accounting and reporting policies conform to accounting principles generally accepted in the United States and general practices within the homebuilding industry. These accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.
Due to our normal operating cycle being in excess of one year, we present unclassified consolidated statements of financial condition.
We have two operating segments which are segregated in the accompanying consolidated financial statements under “Homebuilding” and “Financial Services.”
Certain prior period amounts have been reclassified to conform to the current period’s presentation.
Interim Presentation
The accompanying unaudited consolidated financial statements reflect all adjustments, consisting primarily of normal recurring items that, in the opinion of management, are considered necessary for a fair presentation of the financial position, results from operations, and cash flows for the periods presented. Results of operations achieved through June 30, 2005 are not necessarily indicative of those that may be achieved for the year ending December 31, 2005. Certain information and footnote disclosures normally included in financial statements presented in accordance with accounting principles generally accepted in the United States have been omitted from the accompanying financial statements. The financial statements included as part of this Form 10-Q should be read in conjunction with the financial statements and notes thereto included in our December 31, 2004 Annual Report on Form 10-K.

Technical Olympic USA, Inc. and subsidiaries

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the three months ended June 30, 2005 and 2004, we have eliminated inter-segment Financial Services revenues of $2.1 million and $1.8 million, respectively. For the six months ended June 30, 2005 and 2004, we have eliminated inter-segment Financial Services revenues of $3.8 million and $3.6 million, respectively.

Earnings per share
Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed based on the weighted average number of shares of common stock and dilutive securities outstanding during the period. Dilutive securities are options or other common stock equivalents that are freely exercisable into common stock at less than market exercise prices. Dilutive securities are not included in the weighted average number of shares when inclusion would increase the earnings per share or decrease the loss per share.
The following table represents a reconciliation of weighted average shares outstanding:

	Three Months Ended June 30,		Six Months Ended June 30,

	2005	2004	2005	2004

Basic weighted average shares outstanding	56,083,450	56,060,228	56,078,578	56,053,078
Net effect of stock options assumed to be exercised	2,106,098	1,134,996	2,078,474	1,000,865

Diluted weighted average shares outstanding	58,189,548	57,195,224	58,157,052	57,053,943

The shares issued and outstanding and the earnings per share amounts in the consolidated financial statements have been adjusted to reflect a five-for-four stock split effected in the form of a 25% stock dividend paid on March 31, 2005.

Stock-Based Compensation
We account for our stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). Accordingly, no compensation cost has been recognized as all stock options granted under our stock option plan have exercise prices at or greater than the market value of our stock on the grant date. If the methodologies of SFAS No. 123 were applied to determine compensation expense for our stock options based on the fair value of our common stock at the grant dates for awards under our option plan, our net income and earnings per share for the three and six

Technical Olympic USA, Inc. and subsidiaries

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
months ended June 30, 2005 and 2004, would have been adjusted to the pro forma amounts indicated below (dollars in millions, except per share amounts):

	Three Months		Six Months
	Ended		Ended
	June 30,		June 30,

	2005	2004	2005	2004

Net income as reported	$45.7	$24.1	$72.1	$42.2
Add: Stock-based employee compensation included in reported net income, net of tax	(0.3)	0.4	2.8	1.0
Deduct: Stock-based employee compensation expense determined under the fair value method, net of tax	(0.6)	(0.6)	(1.9)	(1.1)

Pro forma net income	$44.8	$23.9	$73.0	$42.1

Reported earnings per common share:
Basic	$0.82	$0.43	$1.29	$0.75
Diluted	$0.79	$0.42	$1.24	$0.74
Pro forma earnings per common share:
Basic	$0.80	$0.43	$1.30	$0.75
Diluted	$0.77	$0.42	$1.26	$0.74
The fair values of options granted were estimated on the date of their grant using the Black-Scholes option pricing model based on the following assumptions:

Expected life	4-10 years
Risk-free interest rate	1.47%-4.02%
Expected volatility	0.42%-0.48%
Expected dividend yield	0.0%

3.	INVENTORY
A summary of Homebuilding interest capitalized in inventory is (dollars in millions):

	Three Months		Six Months
	Ended		Ended
	June 30,		June 30,

	2005	2004	2005	2004

Interest capitalized, beginning of period	$40.2	$32.0	$36.8	$29.7
Interest incurred	19.6	16.7	38.7	31.6
Less interest included in:
Cost of sales	(17.7)	(12.8)	(32.4)	(23.5)
Other	1.0	(0.2)	—	(2.1)

Interest capitalized, end of period	$43.1	$35.7	$43.1	$35.7

In the ordinary course of business, we enter into contracts to purchase homesites and land held for development. At June 30, 2005 and December 31, 2004, we had refundable and nonrefundable deposits aggregating $186.1 million and $132.8 million, respectively, included in inventory in the

Technical Olympic USA, Inc. and subsidiaries

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
accompanying consolidated statements of financial condition. Our liability for nonperformance under such contracts is generally limited to forfeiture of the related deposits.
In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (Interpretation No. 46). Interpretation No. 46 addresses consolidation by business enterprises of variable interest entities (VIEs) in which an entity absorbs a majority of the expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.
Generally, homebuilders will enter into option contracts for the purchase of land or homesites with land sellers and third-party financial entities, some of which may qualify as VIEs. In applying Interpretation No. 46 to our homesite option contracts and other transactions with VIEs, we make estimates regarding cash flows and other assumptions. We believe that our critical assumptions underlying these estimates are reasonable based on historical evidence and industry practice. Based on our analysis of transactions entered into with VIEs, we determined that we are the primary beneficiary of certain of these homesite option contracts. Consequently, Interpretation No. 46 requires us to consolidate the assets (homesites) at their fair value, although (1) we have no legal title to the assets, (2) our maximum exposure to loss is limited to the deposits or letters of credits placed with these entities, and (3) creditors, if any, of these entities have no recourse against us. The effect of Interpretation No. 46 at June 30, 2005 was to increase inventory by $73.6 million, excluding deposits of $9.9 million, which had been previously recorded, with a corresponding increase to “obligations for inventory not owned” in the accompanying consolidated statement of financial condition. We have also entered into arrangements with VIEs to acquire homesites in which our variable interest is insignificant and, therefore, we have determined that we are not the primary beneficiary and are not required to consolidate the assets of such VIEs.
From time to time we transfer title to certain parcels of land to unrelated third parties and enter into options with the purchasers to acquire fully developed homesites. In accordance with SFAS No. 66, “Accounting for the Sales of Real Estate,” we have accounted for these transactions as financing arrangements because we have retained a continuing involvement in these properties. As of June 30, 2005, $30.0 million of inventory not owned and obligations for inventory not owned relates to sales with continuing involvement.

Technical Olympic USA, Inc. and subsidiaries

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.	INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES
Summarized condensed combined financial information of unconsolidated entities in which we have investments that are accounted for by the equity method is (dollars in millions):

	June 30, 2005

	Land	Home
	Development	Construction	Total

Assets:
Cash	$13.2	$27.5	$40.7
Inventories	196.3	243.3	439.6
Other assets	3.7	10.3	14.0

Total assets	$213.2	$281.1	$494.3

Liabilities and equity:
Accounts payable and other liabilities	$10.7	$30.8	$41.5
Notes payable	140.9	113.4	254.3
Equity of:
Technical Olympic USA, Inc.	29.4	53.0	82.4
Others	32.2	83.9	116.1

Total liabilities and equity	$213.2	$281.1	$494.3

	December 31, 2004

	Land	Home
	Development	Construction	Total

Assets:
Cash	$1.4	$14.8	$16.2
Inventories	74.0	196.8	270.8
Other assets	1.4	8.4	9.8

Total assets	$76.8	$220.0	$296.8

Liabilities and equity:
Accounts payable and other liabilities	$11.0	$10.0	$21.0
Notes payable	32.0	81.8	113.8
Equity of:
Technical Olympic USA, Inc.	15.6	51.0	66.6
Others	18.2	77.2	95.4

Total liabilities and equity	$76.8	$220.0	$296.8

Technical Olympic USA, Inc. and subsidiaries

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Three Months Ended June 30, 2005			Six Months Ended June 30, 2005

	Land	Home		Land	Home
	Development	Construction	Total	Development	Construction	Total

Revenues	$3.5	$65.1	$68.6	$10.2	$103.4	$113.6
Cost and expenses	4.2	57.9	62.1	11.8	92.9	104.7

Net earnings (losses) of unconsolidated entities	$(0.7)	$7.2	$6.5	$(1.6)	$10.5	$8.9

Our share of net earnings (losses)	$(0.5)	$3.0	$2.5	$(0.8)	$4.6	$3.8
Management fees earned	0.8	4.8	5.6	1.6	5.3	6.9

Income from joint ventures	$0.3	$7.8	$8.1	$0.8	$9.9	$10.7

We enter into strategic joint ventures to acquire, to develop and to sell land and/or homesites, as well as to construct and sell homes, in which we have a voting ownership interest of 50% or less and do not have a controlling interest. Our partners generally are unrelated homebuilders, land sellers, financial partners or other real estate entities. At June 30, 2005, we had made short term advances of $15.4 million to these joint ventures. As indicated above, we have segregated joint venture activity between joint ventures involved only in land development and those involved in both home construction and land development.
In many instances, we are appointed as the day-to-day manager of the unconsolidated entities and receive management fees for performing this function. We received management fees from the unconsolidated entities approximating $5.6 million and $6.9 million for the three and six months ended June 30, 2005, respectively. These fees are included in income from joint ventures in the accompanying consolidated statements of income. No such fees were received during the three and six months ended June 30, 2004 as our unconsolidated joint venture operations during these periods were insignificant. In the aggregate, these ventures delivered 203 and 344 homes for the three and six months ended June 30, 2005, respectively.

5.	GOODWILL
The change in goodwill for the six months ended June 30, 2005 and 2004 is as follows (dollars in millions):

	Six Months
	Ended
	June 30,

	2005	2004

Balance at January 1	$110.7	$100.1
Earn out consideration paid or accrued on acquisitions	—	6.6

Balance at June 30	$110.7	$106.7

6.	BORROWINGS
Our revolving credit facility permits us to borrow to the lesser of (i) $600.0 million or (ii) our borrowing base (calculated in accordance with the revolving credit facility agreement) minus our outstanding senior debt. The facility has a letter of credit subfacility of $300.0 million. In addition, we

Technical Olympic USA, Inc. and subsidiaries

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
have the right to increase the size of the facility to provide up to an additional $150.0 million of revolving loans, provided we satisfy certain conditions. Loans outstanding under the facility may be base rate loans or Eurodollar loans, at our election. Our obligations under the revolving credit facility are guaranteed by our material direct and indirect subsidiaries, other than our mortgage and title subsidiaries (unrestricted subsidiaries). The revolving credit facility expires on October 26, 2008. As of June 30, 2005, we had no borrowings under the revolving credit facility and had issued letters of credit totaling $140.0 million. We had $460.0 million remaining in availability, all of which we could have borrowed without violating any of our debt covenants.
Our mortgage subsidiary has the ability to borrow up to $120.0 million under two revolving warehouse lines of credit to fund the origination of residential mortgage loans. One of these warehouse lines can be increased to provide up to an additional $50.0 million of availability, subject to meeting certain requirements. One of the lines of credit bears interest at the 30 day LIBOR rate plus a margin of 1.25% to 3.0%, determined based upon the type of mortgage loans being financed, and the other bears interest at the 30 day Eurodollar rate plus a margin of 1.125%. Both warehouse lines of credit are secured by funded mortgages, which are pledged as collateral, and require our mortgage subsidiary to maintain certain financial ratios and minimums. As of June 30, 2005, we had $49.4 million in borrowings under our warehouse lines of credit.

7.	COMMITMENTS AND CONTINGENCIES
We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial condition or results of operations. In addition, a member of our management group has asserted certain claims against us. A lawsuit has not been filed. This matter is subject to further discovery and uncertainties. We do not anticipate that the resolution of this matter will be material to our consolidated financial condition or our results of operations.
We provide homebuyers with a one-year or two-year limited warranty of workmanship and materials, and an eight-year or ten-year limited warranty covering major structural defects. We generally have recourse against our subcontractors for claims relating to workmanship and materials. We also have a homebuilder protective policy which covers warranty claims for structure and design defects related to homes sold by us during the policy period, subject to a significant self-insured retention per occurrence. Estimated warranty costs are recorded at the time of sale based on historical experience and current factors.
During the six months ended June 30, 2005 and 2004, changes in our warranty accrual consisted of (dollars in millions):

	Six Months
	Ended
	June 30,

	2005	2004

Accrued warranty costs at January 1	$6.4	$5.2
Liability recorded for warranties issued during the period	6.0	4.6
Warranty work performed	(4.1)	(3.9)
Adjustments	(0.6)	—

Accrued warranty costs at June 30	$7.7	$5.9

Technical Olympic USA, Inc. and subsidiaries

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.	STOCKHOLDERS’ EQUITY AND STOCK-BASED COMPENSATION
During 2001, we adopted the Technical Olympic USA, Inc. Annual and Long-Term Incentive Plan (the “Plan”) pursuant to which our employees, consultants and directors, and those of our subsidiaries and affiliated entities, are eligible to receive shares of restricted common stock and/or options to purchase shares of common stock. Under the Plan, subject to adjustment as defined, the maximum number of shares with respect to which awards may be granted is 7,500,000. At June 30, 2005, 6,749,360 options and 43,703 shares of restricted stock had been granted. Of the stock options granted, 1,567,072 contain accelerated vesting criteria or other features that are being accounted for under the variable accounting method as provided by APB Opinion No. 25. Additionally, certain stock purchase rights have been granted to our chief executive officer that are subject to the variable accounting method. During the three and six months ended June 30, 2005, we recognized income of $0.5 million and expense of $4.5 million, respectively, related to these accelerated vesting options and stock purchase rights, as compared to expense of $0.7 million and $1.7 million, respectively, during the three and six months ended June 30, 2004.

9.	SUBSEQUENT EVENT
On August 1, 2005, through a joint venture, we completed the acquisition of the homebuilding assets and operations of Transeastern Properties, Inc. (“Transeastern”) headquartered in Coral Springs, Florida. Our joint venture partner is an entity controlled by the former majority owners of Transeastern. The joint venture acquired Transeastern’s homebuilding assets, including work in process, finished lots and certain land option rights, for approximately $826.2 million (which includes the assumption of $112.0 million of liabilities). An earnout of up to an additional $75.0 million will be paid, to the sellers, if certain conditions are met. In addition to the net assets acquired in the transaction, the joint venture will have a right of first offer on land developed by a related entity of our joint venture partner for a period of five years. We are the managing member of the joint venture and hold a 50% voting interest. The joint venture is funded with $675.0 million of third party debt capacity (of which $560.0 million was drawn), a $20.0 million subordinated bridge loan from us and $165.0 million of equity, of which $90.0 million was contributed by us. The third party debt is secured by the joint venture’s assets and ownership interests and is non-recourse to us. We will account for this joint venture under the equity method of accounting.

10.	SUMMARIZED FINANCIAL INFORMATION
Our outstanding senior notes and senior subordinated notes are fully and unconditionally guaranteed, on a joint and several basis, by the Guarantor Subsidiaries, which are all of our material direct and indirect subsidiaries, other than our mortgage and title operations subsidiaries (the Non-guarantor Subsidiaries). Each of the Guarantor Subsidiaries is directly or indirectly 100% owned by us. In lieu of providing separate audited financial statements for the Guarantor Subsidiaries, consolidated condensed financial statements are presented below. Separate financial statements and other disclosures concerning the Guarantor Subsidiaries are not presented because management has determined that they are not material to investors.

Technical Olympic USA, Inc. and subsidiaries

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Consolidating statement of financial condition

	June 30, 2005

	Technical		Non-
	Olympic	Guarantor	guarantor	Intercompany
	USA, Inc.	subsidiaries	subsidiaries	eliminations	Total

	(dollars in millions)
ASSETS
Homebuilding:
Cash and cash equivalents	$31.6	$44.6	$—	$—	$76.2
Inventory	—	1,518.3	—	—	1,518.3
Property and equipment, net	7.1	18.8	—	—	25.9
Investments in unconsolidated joint ventures	—	82.4	—	—	82.4
Advances to unconsolidated joint ventures	—	15.4	—	—	15.4
Investments in/Advances to consolidated subsidiaries	1,516.4	(147.5)	(7.1)	(1,361.8)	—
Other assets and advances	53.3	33.7	—	—	87.0
Goodwill	—	110.7	—	—	110.7

	1,608.4	1,676.4	(7.1)	(1,361.8)	1,915.9
Financial Services:
Cash and cash equivalents	—	—	74.2	—	74.2
Mortgage loans held for sale	—	—	60.9	—	60.9
Other assets	—	—	12.6	—	12.6

	—	—	147.7	—	147.7

Total Assets	$1,608.4	$1,676.4	$140.6	$(1,361.8)	$2,063.6

LIABILITIES AND STOCKHOLDERS’ EQUITY

Homebuilding:
Accounts payable and other liabilities	$60.6	$139.7	$—	$—	$200.3
Customer deposits	—	90.8	—	—	90.8
Obligations for inventory not owned	—	103.6	—	—	103.6
Notes payable	811.5	—	—	—	811.5

	872.1	334.1	—	—	1,206.2
Financial Services:
Accounts payable and other liabilities	—	—	71.7	—	71.7
Bank borrowings	—	—	49.4	—	49.4

	—	—	121.1	—	121.1
Total liabilities	872.1	334.1	121.1	—	1,327.3
Stockholders’ equity	736.3	1,342.3	19.5	(1,361.8)	736.3

Total liabilities and stockholders’ equity	$1,608.4	$1,676.4	$140.6	$(1,361.8)	$2,063.6

Technical Olympic USA, Inc. and subsidiaries

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Consolidating statement of financial condition

	December 31, 2004

	Technical		Non-
	Olympic	Guarantor	guarantor	Intercompany
	USA, Inc.	subsidiaries	subsidiaries	eliminations	Total

	(dollars in millions)
ASSETS
Homebuilding:
Cash and cash equivalents	$159.3	$66.3	$—	$—	$225.6
Inventory	—	1,281.2	—	—	1,281.2
Property and equipment, net	6.8	19.9	—	—	26.7
Investments in unconsolidated joint ventures	—	66.6	—	—	66.6
Advances to/ investments in subsidiaries	1,349.9	24.0	(62.8)	(1,311.1)	—
Other assets and advances	22.4	48.7	—	—	71.1
Goodwill	—	110.7	—	—	110.7

	1,538.4	1,617.4	(62.8)	(1,311.1)	1,781.9
Financial Services:
Cash and cash equivalents	—	—	120.0	—	120.0
Mortgage loans held for sale	—	—	75.8	—	75.8
Other assets	—	—	9.8	—	9.8

	—	—	205.6	—	205.6

Total assets	$1,538.4	$1,617.4	$142.8	$(1,311.1)	$1,987.5

Liabilities and Stockholders’ Equity

Homebuilding:
Accounts payable and other liabilities	$64.3	$124.6	$—	$—	$188.9
Customer deposits	—	69.1	—	—	69.1
Obligations for inventory not owned	—	136.2	—	—	136.2
Notes payable	811.4	—	—	—	811.4

	875.7	329.9	—	—	1,205.6
Financial Services:
Accounts payable and other liabilities	—	—	70.2	—	70.2
Bank borrowings	—	—	49.0	—	49.0

	—	—	119.2	—	119.2

Total liabilities	875.7	329.9	119.2	—	1,324.8
Stockholders’ equity	662.7	1,287.5	23.6	(1,311.1)	662.7

Total liabilities and stockholders’ equity	$1,538.4	$1,617.4	$142.8	$(1,311.1)	$1,987.5

Technical Olympic USA, Inc. and subsidiaries

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Consolidating statement of income

	Three Months Ended June 30, 2005

	Technical		Non-
	Olympic	Guarantor	guarantor	Intercompany
	USA, Inc.	subsidiaries	subsidiaries	eliminations	Total

	(dollars in millions)
Homebuilding:
Revenues	$—	$615.8	$—	$—	$615.8
Cost of sales	—	478.1	—	—	478.1

Gross profit	—	137.7	—	—	137.7
Selling, general and administrative expenses	15.0	64.2	—	(2.1)	77.1
(Income) from joint ventures, net	—	(8.1)	—	—	(8.1)
Other (income) expense, net	(68.1)	1.5	—	64.3	(2.3)

Homebuilding pretax income	53.1	80.1	—	(62.2)	71.0
Financial Services:
Revenues	—	—	13.5	(2.1)	11.4
Expenses	—	—	10.5	(1.5)	9.0

Financial Services pretax income	—	—	3.0	(0.6)	2.4

Income before provision for income taxes	53.1	80.1	3.0	(62.8)	73.4
Provision (benefit) for income taxes	(0.6)	27.2	1.1	—	27.7

Net income	$53.7	$52.9	$1.9	$(62.8)	$45.7

Technical Olympic USA, Inc. and subsidiaries

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Consolidating statement of income

	Three Months Ended June 30, 2004

	Technical		Non-
	Olympic	Guarantor	guarantor	Intercompany
	USA, Inc.	subsidiaries	subsidiaries	eliminations	Total

	(dollars in millions)
Homebuilding:
Revenues	$—	$498.3	$—	$—	$498.3
Cost of sales	—	402.5	—	—	402.5

Gross profit	—	95.8	—	—	95.8
Selling, general and administrative expenses	10.2	51.0	—	(1.8)	59.4
Other (income) expense, net	(29.4)	(0.9)	—	31.0	0.7

Homebuilding pretax income	19.2	45.7	—	(29.2)	35.7
Financial Services:
Revenues	—	—	11.2	(1.8)	9.4
Expenses	—	—	8.4	(1.5)	6.9

Financial Services pretax income	—	—	2.8	(0.3)	2.5

Income before provision (benefit) for income taxes	19.2	45.7	2.8	(29.5)	38.2
Provision (benefit) for income taxes	(4.9)	16.9	2.1	—	14.1

Net income	$24.1	$28.8	$0.7	$(29.5)	$24.1

Technical Olympic USA, Inc. and subsidiaries

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Consolidating statement of income

	Six Months Ended June 30, 2005

	Technical		Non-
	Olympic	Guarantor	guarantor	Intercompany
	USA, Inc.	subsidiaries	subsidiaries	eliminations	Total

	(dollars in millions)
Homebuilding:
Revenues	$—	$1,149.4	$—	$—	$1,149.4
Cost of sales	—	895.9	—	—	895.9

Gross profit	—	253.5	—	—	253.5
Selling, general and administrative expenses	36.5	123.8	—	(3.8)	156.5
(Income) from joint ventures, net	—	(10.7)	—	—	(10.7)
Other (income) expense, net	(107.4)	17.2	—	86.0	(4.2)

Homebuilding pretax income	70.9	123.2	—	(82.2)	111.9
Financial Services:
Revenues	—	—	25.2	(3.8)	21.4
Expenses	—	—	20.1	(2.4)	17.7

Financial Services pretax income	—	—	5.1	(1.4)	3.7

Income before provision for income taxes	70.9	123.2	5.1	(83.6)	115.6
Provision (benefit) for income taxes	(1.2)	43.4	1.3	—	43.5

Net income	$72.1	$79.8	$3.8	$(83.6)	$72.1

Technical Olympic USA, Inc. and subsidiaries

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Consolidating statement of income

	Six Months Ended June 30, 2004

	Technical		Non-
	Olympic	Guarantor	guarantor	Intercompany
	USA, Inc.	subsidiaries	subsidiaries	eliminations	Total

	(dollars in millions)
Homebuilding:
Revenues	$—	$923.2	$—	$—	$923.2
Cost of sales	—	746.8	—	—	746.8

Gross profit	—	176.4	—	—	176.4
Selling, general and administrative expenses	20.8	98.5	—	(3.6)	115.7
Other (income) expense, net	(54.2)	(2.6)	—	56.3	(0.5)

Homebuilding pretax income	33.4	80.5	—	(52.7)	61.2
Financial Services:
Revenues	—	—	21.8	(3.6)	18.2
Expenses	—	—	15.2	(2.7)	12.5

Financial Services pretax income	—	—	6.6	(0.9)	5.7

Income before provision (benefit) for income taxes	33.4	80.5	6.6	(53.6)	66.9
Provision (benefit) for income taxes	(8.8)	29.8	3.7	—	24.7

Net income	$42.2	$50.7	$2.9	$(53.6)	$42.2

Technical Olympic USA, Inc. and subsidiaries

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Consolidating statement of cash flows

	Six Months Ended June 30, 2005

	Technical		Non-
	Olympic	Guarantor	guarantor	Intercompany
	USA, Inc.	subsidiaries	subsidiaries	eliminations	Total

	(dollars in millions)
Cash flows from operating activities:
Net income	$72.1	$79.8	$3.8	$(83.6)	$72.1
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	1.8	4.5	—	—	6.3
Non-cash compensation expense	4.8	—	—	—	4.8
Equity in earnings from unconsolidated subsidiaries	—	3.8	—	—	3.8
Changes in operating assets and liabilities:
Restricted cash	(1.2)	6.3	(0.9)	—	4.2
Inventory	—	(269.6)	—	—	(269.6)
Other assets	(30.6)	—	(2.7)	—	(33.3)
Accounts payable and other liabilities	(5.6)	15.0	1.6	—	11.0
Customer deposits	—	21.6	—	—	21.6
Mortgage loans held for sale	—	—	14.9	—	14.9

Net cash (used in) provided by operating activities	41.3	(138.6)	16.7	(83.6)	(164.2)
Cash flows from investing activities:
Net additions to property and equipment	(2.1)	(3.9)	—	—	(6.0)
Investments in unconsolidated joint ventures	—	(19.6)	—	—	(19.6)

Net cash used in investing activities	(2.1)	(23.5)	—	—	(25.6)
Cash flows from financing activities:
Net proceeds from Financial Services bank borrowings	—	—	0.4	—	0.4
Payments for deferred financing costs	(0.3)	—	—	—	(0.3)
Dividends paid	(1.5)	—	(8.0)	8.0	(1.5)
Increase (decrease) in intercompany transactions	(166.6)	146.8	(55.8)	75.6	—
Other	0.2	—	—	—	0.2

Net cash provided by (used in) financing activities	(168.2)	146.8	(63.4)	83.6	(1.2)

(Decrease) increase in cash and cash equivalents	(129.0)	(15.3)	(46.7)	—	(191.0)
Cash and cash equivalents at beginning of period	159.3	58.3	50.9	$—	268.5

Cash and cash equivalents at end of period	$30.3	$43.0	$4.2	—	$77.5

Technical Olympic USA, Inc. and subsidiaries

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Consolidating statement of cash flows

	Six Months Ended June 30, 2004

	Technical		Non-
	Olympic	Guarantor	guarantor	Intercompany
	USA, Inc.	subsidiaries	subsidiaries	eliminations	Total

	(dollars in millions)
Cash flows from operating activities:
Net income	$42.2	$50.7	$2.9	$(53.6)	$42.2
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	1.6	4.8	—	—	6.4
Non-cash compensation expense	1.7	—	—	—	1.7
Changes in operating assets and liabilities:
Restricted cash	1.5	(5.6)	4.3	—	0.2
Inventory	0.3	(75.2)	—	—	(74.9)
Other assets	(11.7)	(32.2)	(1.9)	2.4	(43.4)
Accounts payable and other liabilities	(4.4)	(20.1)	(5.1)	(2.4)	(32.0)
Customer deposits	—	21.7	—	—	21.7
Mortgage loans held for sale	—	—	14.4	—	14.4

Net cash (used in) provided by operating activities	31.2	(55.9)	14.6	(53.6)	(63.7)
Cash flows from investing activities:
Net additions to property and equipment	(0.9)	(8.3)	—	—	(9.2)
Investments in unconsolidated joint ventures	—	(13.9)	—	—	(13.9)
Earn out consideration paid for acquisitions	—	(6.6)	—	—	(6.6)

Net cash used in investing activities	(0.9)	(28.8)	—	—	(29.7)
Cash flows from financing activities:
Net repayments on revolving credit facilities	(10.0)	—	—	—	(10.0)
Proceeds from notes offering	125.0	—	—	—	125.0
Proceeds from Homebuilding bank borrowings	—	1.6	—	—	1.6
Net payments on obligations for inventory not owned	—	(5.2)	—	—	(5.2)
Net repayments on Financial Services bank borrowings	—	—	(9.3)	—	(9.3)
Payments for deferred financing costs	(2.0)	—	—	—	(2.0)
Dividends paid	(0.7)	—	—	—	(0.7)
Increase (decrease) in intercompany transactions	(159.9)	109.8	(3.5)	53.6	—
Other	0.2	(0.8)	—	—	(0.6)

Net cash provided by (used in) financing activities	(47.4)	105.4	(12.8)	53.6	98.8

Increase (decrease) in cash and cash equivalents	(17.1)	20.7	1.8	—	5.4
Cash and cash equivalents at beginning of period	46.0	27.7	3.1	—	76.8

Cash and cash equivalents at end of period	$28.9	$48.4	$4.9	$—	$82.2

PROSPECTUS
$500,000,000
TECHNICAL OLYMPIC USA, INC.
DEBT SECURITIES
GUARANTEES OF DEBT SECURITIES
COMMON STOCK
PREFERRED STOCK
WARRANTS
STOCK PURCHASE CONTRACTS
STOCK PURCHASE UNITS
DEPOSITARY SHARES

       We may offer from time to time up to $500,000,000 of:

•	debt securities;
•	guarantees of debt securities;
•	common stock;
•	preferred stock,
•	warrants;
•	stock purchase contracts;
•	stock purchase units; and
•	depositary shares.
      We will provide the specific terms of these securities in supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplements carefully before you invest.

      Our common stock is traded on the New York Stock Exchange under the symbol “TOA.” The last reported sale price of our common stock on February 18, 2005, was $28.48 per share. We will make application to list any shares of common stock, sold pursuant to a prospectus supplement, on the New York Stock Exchange. We have not determined whether we will list any of the other securities we may offer on any exchange or over-the-counter market. If we decide to seek the listing of any securities, the prospectus supplement will disclose the exchange or market.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
February 23, 2005

About this Prospectus
      This prospectus is part of a registration statement on Form S-3 that we filed with the Commission utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell any combination of securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any applicable prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”
      When used in this prospectus and any prospectus supplement, the terms “we,” “our,” “us” or the “Company” refer to Technical Olympic USA, Inc. and its subsidiaries, the term “TOSA” refers to Technical Olympic S.A. and the term “Technical Olympic” refers to Technical Olympic, Inc. The following summary contains basic information about us. It likely does not contain all of the information that is important to you. We encourage you to read this entire prospectus and the documents we have referred you to.
Technical Olympic USA, Inc.
      We design, build and market high quality detached single-family residences, townhomes, and condominiums. We operate in markets characterized by strong population and income growth. Currently we conduct homebuilding operations in 15 metropolitan markets, located in four major geographic regions: Florida, the Mid-Atlantic, Texas and the West.
      For the year ended December 31, 2003, we delivered 6,135 homes, with an average sales price of $262,000 and generated approximately $1.6 billion in revenues from home sales and $82.7 million in income from continuing operations. For the nine months ended September 30, 2004, we delivered 4,983 homes, with an average sales price of $275,000 and generated approximately $1.4 billion in revenues from home sales and $70.2 million in income from continuing operations. Our unconsolidated joint ventures delivered an additional 27 homes, with an average sales price of $304,000, during the same nine month period. At December 31, 2003, our homebuilding operations had a backlog of 3,128 homes under contract, representing $855.4 million in expected revenues. At September 30, 2004, our homebuilding operations had a backlog of 5,868 homes under contract, representing $1.7 billion in expected revenues, and our unconsolidated joint ventures had a backlog of 303 homes under contract, representing $95.4 million in expected revenues.
      We market our homes to a diverse group of homebuyers, including “first-time” homebuyers, “move-up” homebuyers, homebuyers who are relocating to a new city or state, buyers of second or vacation homes, active-adult homebuyers and homebuyers with grown children who want a smaller home (“empty-nesters”). Our homes are marketed under various brand names, including Engle Homes, Newmark Homes, Fedrick, Harris Estate Homes, Trophy Homes and Gilligan Homes. As of September 30, 2004, we either owned or had options to acquire approximately 50,100 homesites, and our consolidated operations were actively marketing in 246 communities, while our unconsolidated joint ventures were actively marketing in an additional 6 communities.
      As part of our objective to provide homebuyers a seamless home purchasing experience, we have developed our complementary financial services business. As part of this business, we provide mortgage financing, closing and settlement services and offer title, homeowners’ and other insurance products. Our mortgage financing operation’s revenues consist primarily of origination and premium fee income, interest income and the gain on the sale of the mortgages. We sell substantially all of our mortgages and the related servicing rights to third party investors. Our mortgage financing services are used primarily by buyers of our homes, although we also offer these services to existing homeowners. By comparison, our closing services and our insurance agency operations are used by our homebuyers as well as a broad range of other clients purchasing or refinancing residential or commercial real estate.

Competitive Strengths
High Growth Markets
      We believe that by focusing our homebuilding operations in high growth markets, we are well positioned to expand our business and maximize our financial returns. We operate in five of the eight fastest growing states in the United States, based on population growth from 1990 to 2000. The average median population growth in the eight states where we have divisions was 28.1% from 1990 to 2000, as compared to the U.S. average of 13.1%. In addition, each of the states in which we operate has demonstrated a history of solid economic growth. These eight states had an average median income growth of 13.3%, as compared to the U.S. average of 4.0%, from 1989 to 1999. We expect that these growth trends will increase future housing demand in our markets. Additionally, based on our relative position in each of these markets, we believe we have the opportunity to expand our operations.
Geographic and Customer Diversification
      We operate in 15 geographically diverse markets. For the year ended December 31, 2003, none of the 14 metropolitan markets in which we operated during such period represented more than 15% of our total revenues. Within our markets, we target a diverse customer base including first-time, move-up, relocating, active-adult and empty-nester homebuyer segments. For the year ended December 31, 2003, we generated 39% of our revenues from home sales from homes in the $200,000 to $300,000 price range, 24% of our revenues from home sales from homes in the $300,000 to $400,000 price range, 19% of our revenues from home sales from homes in the under $200,000 price range, and 18% of our revenues from home sales from homes in the over $400,000 price range. We believe that this diversification protects us from downturns in any one market or price segment and provides us with additional growth opportunities.
Experienced Management Team
      We balance our local expertise and focus with a seasoned and professional senior management team. Our regional and divisional managers have an average of 20 years of homebuilding experience in their local markets. As a result, they have developed in-depth market expertise and familiarity with their customers and subcontractors. In addition, as a result of their long-standing relationships with local land sellers and developers, our regional and divisional managers are well-positioned to acquire premium land and homesites. Our senior corporate managers have an average of more than 18 years of experience in the homebuilding business and have a successful track record of delivering strong results in varying homebuilding cycles. The experience and depth of our management team provides us the capability to quickly evaluate and successfully capitalize on market opportunities and adjust to changing national, regional and local business conditions.
Strong Land Positions and Disciplined Acquisition Strategy
      Land is our key raw material and one of our most valuable assets. We believe that by acquiring land and homesites in premier locations, we enhance our competitive standing and reduce our exposure to economic downturns. We believe that homes in premier locations continue to attract homebuyers in both strong and weak economic conditions. We consider that our disciplined acquisition strategy of balancing homesites and land we own and those we can acquire under option contracts provides us access to a substantial supply of quality homesites and land while conserving our invested capital and optimizing our returns. Generally, we acquire only homesites and entitled land suitable for homesite development and residential construction.
Strong Brand Recognition and Customer Service
      We market our homes under various brand names, including Engle Homes, Newmark Homes, Fedrick, Harris Estate Homes, Trophy Homes and Gilligan Homes. We believe our brands are widely recognized in the markets in which we operate for providing quality homes in desirable locations and enjoy a solid reputation among potential homebuyers. We believe that customer satisfaction enhances our reputation for quality and service and leads to significant repeat and referral business. In our industry, customer satisfaction is based in large part on our ability to respond promptly and courteously to homebuyers before, during and after the sale of our homes. As part of our customer service program, we conduct home orientations and pre-delivery inspections to promptly address any outstanding construction issues and, in most of our markets, we contract independent third parties to conduct periodic post-delivery evaluations of the customer’s satisfaction with their home, as well as the customer’s experience with our sales personnel, construction department and title and mortgage services.
Business Strategies
Capitalize on Growth Potential in Our Current Markets
      We believe that a significant portion of our future growth will stem from our ability to increase our homes sales and capture additional market share within our current markets. Currently, we conduct homebuilding operations in 15 metropolitan markets, each of which is highly fragmented with numerous smaller homebuilders. Our reputation as a high quality homebuilder combined with our financial resources gives us an advantage over many smaller homebuilders with whom we compete. Consequently, we have an opportunity to significantly strengthen our market position by expanding our product offerings and increasing the number of our active selling communities. Our current markets have demonstrated solid income and population growth trends. As a result, we expect that strong demand for new housing in our current markets will also contribute to our growth. By leveraging our current operations, we believe that we will, over time, maximize our financial returns, strengthen our margins and increase our revenues and profitability.
Expand Our Use of Joint Ventures and Option Contracts to Maximize our Return on Assets
      We have entered into, and expect to expand our use of, joint ventures that acquire and develop land for our homebuilding operations, and/or joint ventures that develop land and also build and market homes. We believe that these joint ventures help us acquire attractive land positions, mitigate and share the risk associated with land ownership and development, increase our return on capital and extend our capital resources. In addition, we seek to use option contracts to acquire land whenever feasible. Option contracts allow us to control significant homesite positions with minimal capital investment and substantially reduce the risks associated with land ownership and development. At September 30, 2004, we controlled approximately 50,100 homesites of which approximately 75% were controlled through various option contracts.
Grow Our Financial Services Business
      Our financial services operations require minimal capital investment and are profitable because of the high margins we obtain from our mortgage financing operation and the high volume of transactions generated from our title insurance and closing services operations. We believe that these financial services complement our homebuilding operations and provide homebuyers a seamless home purchasing experience. For the nine months ended September 30, 2004, approximately 12% of our homebuyers paid in cash and 60% of our non-cash homebuyers used the services of our mortgage business, while 96% of our homebuyers used our title and closing services. We believe that we have an opportunity to grow our financial services business by:

•	increasing the percentage of our homebuyers who use our financial services;

•	marketing our financial services more actively to buyers of homes built by other homebuilders, including smaller homebuilders that do not provide their own financial services; and

•	offering additional services that complement our existing financial services in all our markets.
Selectively Expand Into New Markets
      We intend to supplement our primary growth strategy of expansion in our current markets with a disciplined, financial return oriented approach to entering new markets. We will focus on entering metropolitan areas that have favorable homebuilding characteristics, including availability of strong management with local market expertise as well as solid income and population growth trends, significant single-family home permit activity, a diversified economy and an adequate supply of obtainable homesites. We believe this long-term emphasis on geographic diversification across a range of growing markets with strong fundamentals will enable us to minimize our exposure to adverse economic conditions, seasonality and housing cycles in individual local markets. We will enter new markets through strategic acquisitions of other homebuilders and through initiating operations using our existing management expertise and resources.
Recent Events
      On February 16, 2005, we released financial results for the year ended December 31, 2004. Homebuilding revenues for the full year 2004 were $2.1 billion, a 28% increase over the $1.6 billion reported in 2003. Revenues from unconsolidated joint ventures for the year ended December 31, 2004 were $34.7 million. We delivered 7,337 homes (including deliveries by unconsolidated joint ventures), an increase of 20%, and our average sales price on delivered homes increased 5% to $275,000 from $262,000 for 2003. Net income for the year ended December 31, 2004, was $119.6 million (or $2.60 per diluted share), a 45% increase over the $82.7 million reported in the prior year.
      For the year, net new sales orders increased 45% to 9,933 (including unconsolidated joint ventures) from 6,835 in the prior year. As of December 31, 2004, we had 5,763 homes in backlog (including unconsolidated joint ventures), with an aggregate sales value of $1.6 billion.
Executive Offices
      Our executive offices are located at 4000 Hollywood Blvd., Suite 500 N, Hollywood, Florida 33021, and our telephone number is (954) 364-4000. Our web address is www.tousa.com. We do not intend the information on our website to constitute part of this prospectus and registration statement.

Risk Factors
      An investment in our securities involves a high degree of risk. In addition to the other information included in this prospectus, you should carefully consider the risk factors contained in a prospectus supplement when determining whether or not to purchase the securities offered under this prospectus and a prospectus supplement.
Special Note Regarding Forward-Looking Statements
      This prospectus and the documents incorporated by reference in this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements concern expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements including those regarding:

•	our expectations regarding growth opportunities in the homebuilding industry and our ability to successfully take advantage of such opportunities to expand our operations and maximize our financial returns;

•	our expectations regarding population growth and median income growth trends and their impact on future housing demand in our markets;

•	our expectation regarding the impact of geographic and customer diversification;

•	our expectations that strong demand for new housing in our current markets will contribute to our growth;

•	our belief that by leveraging our current operations, we will, over time, maximize our financial returns, strengthen our margins and increase our revenues and profitability;

•	our intention to expand our market share by increasing the number of homes we deliver with lower average sales prices;

•	our expectations regarding our average home sales prices;

•	our ability to successfully integrate our current operations and any future acquisitions, and to recognize anticipated operating efficiencies, cost savings and revenue increases;

•	our expectations regarding our land and homesite acquisition strategy and its impact on our business;

•	our belief that homes in premier locations will continue to attract homebuyers in both strong and weak economic conditions;

•	our expectations regarding future land sales;

•	our intention to grow the financial services business;

•	our belief regarding growth opportunities within our financial services business;

•	our expectations regarding the impact of our business initiatives on our ability to capture repeat business, to minimize our exposure to adverse economic conditions and to increase our revenue;

•	our belief that we have adequate financial resources to meet our current and anticipated working capital, including our annual debt service payments, and land and homesite acquisition and development needs;

•	our estimates regarding the implementation of certain accounting pronouncements;

•	the impact of inflation on our future results of operations;

•	our ability to pass through to our customers any increases in our costs;

•	our expectations regarding the effect of increased interest incurred on our gross margins in future periods;

•	our expectations regarding our continued use of option contracts, investments in unconsolidated joint ventures and other off-balance sheet arrangements to control homesites and manage our business and their effect on our business;

•	our expectations regarding the labor and supply shortages in Florida resulting from the recent hurricanes; and

•	our expectations regarding our use of cash in operations.
      These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

•	our significant level of debt and the impact of the restrictions imposed on us by the terms of this debt;

•	our ability to borrow or otherwise finance our business in the future;

•	our ability to identify and acquire, at anticipated prices, additional homebuilding opportunities and/or to effect our growth strategies;

•	our relationship with TOSA and its control over our business activities;

•	our ability to successfully integrate and to realize the expected benefits of any acquisitions;

•	economic or other business conditions that affect the desire or ability of our customers to purchase new homes in markets in which we conduct our business;

•	any unexpected delays in the opening of new communities, including those due to delays in governmental approvals;

•	our ability to successfully utilize and recognize the anticipated benefits of joint ventures and option contracts;

•	a decline in the demand for, or the prices of, housing;

•	a decline in the value of the land and home inventories we maintain;

•	an increase in the cost of, or shortages in the availability of, skilled labor or construction materials;

•	an increase in interest rates;

•	our ability to successfully dispose of developed properties or undeveloped land or homesites at expected prices and within anticipated time frames;

•	our ability to compete in our existing and future markets;

•	the impact of hurricanes, tornadoes or other natural disasters or weather conditions on our business, including the potential for shortages and increased costs of materials and qualified labor and the potential for delays in construction and obtaining governmental approvals; and

•	an increase or change in governmental regulations, or in the interpretation and/or enforcement of existing governmental regulations.

Use of Proceeds
      Except as otherwise provided in the related prospectus supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes. These purposes may include:

•	repayments or refinancing of debt;

•	working capital;

•	capital expenditures and land acquisitions;

•	acquisitions; and

•	repurchase or redemption of securities, including our common stock.

Ratio of Earnings to Fixed Charges
      The following table shows our ratio of earnings to fixed charges for the periods indicated:

											Nine Months
											Ended
	Year Ended December 31,										September 30,

	1999		2000		2001		2002		2003		2003		2004

Ratio of Earnings to Fixed Charges(1)	3.2	x	3.2	x	6.8	x	4.6	x	2.8	x	3.1	x	3.0x

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings represent the sum of income from consolidated operations before income taxes and before the adjustment for minority interests in consolidated subsidiaries and income or loss from equity investments, distributed income from equity investments, interest amortized in cost of sale, amortization of debt issuance costs, interest expense and the portion of rent expense deemed to represent interest. Fixed charges include interest incurred, whether expensed or capitalized, including amortization of debt issuance costs and the portion of rent expense deemed to represent interest.

Description of Debt Securities
      Any debt securities offered will be our unsecured direct obligations. The debt securities may be senior indebtedness, senior subordinated indebtedness or subordinated indebtedness. The debt securities will be issued under one or more separate indentures between us and one or more banks or trust companies, as trustee. In the event that there is more than one trustee under an indenture, the powers and trust obligations of each trustee shall extend only to the one or more series of debt securities for which it is a trustee. Any indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended.
      We describe in this section the general terms that will apply to any particular series of debt securities that we may offer by this prospectus and an applicable prospectus supplement in the future. When we issue a series of debt securities, we will describe in the prospectus supplement that relates to the series (i) the specific terms of the debt securities and (ii) the extent to which the general terms described in this section apply to the securities of that series. To the extent that any description in a prospectus supplement of particular terms of debt securities or of an indenture differs from this description, this description will be deemed to have been superseded by the description in that prospectus supplement in respect of those particular terms of the debt securities or that indenture.
      We have summarized the material provisions of the indentures in this section, but this is only a summary. The indentures are filed as exhibits to the registration statement, of which this prospectus is a part. Our discussion of indenture provisions in this prospectus is not complete and the description in the prospectus supplement will not be complete and may not contain all of the information that you may find useful. Therefore, you should read the indentures and the applicable supplemental indenture before you buy any debt securities. Capitalized terms used in the following summary have the meanings specified in the indentures unless otherwise defined below.
      In this section, references to “we,” “our” and “us” mean Technical Olympic USA, Inc. excluding, unless the context otherwise requires or we otherwise expressly state, our subsidiaries.
General
      Each indenture provides that we may issue debt securities under that indenture from time to time in one or more series and permits us to establish the terms of the debt securities of each series at the time of issuance. None of the indentures limits the amounts of debt securities we may issue under that indenture.
      The debt securities will be our unsecured direct obligations. The debt securities may be senior indebtedness, senior subordinated indebtedness or subordinated indebtedness. A debt security is considered “senior” or “subordinated” depending on how it ranks in relation to our other debt.

•	Any senior debt securities that we may issue in the future will rank (1) equally and ratably in right of payment with any of our other senior indebtedness that is not subordinated, including but not limited to amounts outstanding under our New Credit Facility, $200.0 million in aggregate principal amount of 9% senior notes due 2010 issued in June 2002 and the $100.0 million in aggregate principal amount of 9% senior notes due 2010 issued in February 2003 (collectively, the “9% senior notes”) and (2) senior to any of our senior subordinated or subordinated indebtedness.

•	Any senior subordinated debt securities that we may issue in the future will rank (1) junior in right of payment to our senior indebtedness, including amounts outstanding under our New Credit Facility and our existing 9% senior notes, (2) unless otherwise specified in the prospectus supplement, equally and ratably in right of payment with any of our other senior subordinated indebtedness, including but not limited to $150.0 million in aggregate principal amount of 10 3/8% senior subordinated notes due 2012 issued in June 2002 and the $35.0 million in aggregate principal amount of 10 3/8% senior subordinated notes due 2012 issued in April 2003 (collectively, the “10 3/8% senior subordinated notes”), the $125.0 million in aggregate principal amount of 7 1/2% senior subordinated notes due 2011 issued in March 2004 and the $200.0 million in aggregate principal amount of 7 1/2% senior subordinated notes due 2015 issued in December 2004 (collectively, the “7 1/2% senior subordinated notes”) and (3) senior in right of payment to any subordinated indebtedness.

•	Any subordinated debt securities that we may issue in the future will rank (1) junior in right of payment to our senior indebtedness, including amounts outstanding under our New Credit Facility and our 9% senior notes and (2) junior in right of payment to our senior subordinated indebtedness, including our 10 3/8% senior subordinated notes and our 7 1/2% senior subordinated notes.
      We currently have the following debt securities listed on the New York Stock Exchange: (1) the 9% senior notes; (2) the 10 3/8% senior subordinated notes; and (3) the 7 1/2% senior subordinated notes issued in March 2004. Additionally, we intend to list on the New York Stock Exchange the 7 1/2% senior subordinated notes issued in December 2004. We have not determined whether we will list on the New York Stock Exchange, or any other exchange or over-the-counter market any of the other debt securities we may offer in the future. If we decide to seek the listing of any debt securities, the prospectus supplement will disclose the exchange or market.
      Substantially all of our operations are conducted through our subsidiaries. Therefore, our ability to meet our debt service obligations is dependent upon the cash flow of our subsidiaries and, to the extent they are not subsidiary guarantors, their ability to distribute those earnings as dividends, loans or other payments to us.
      We only have a stockholder’s claim on the assets of our subsidiaries. This stockholder’s claim is junior to the claims that creditors of our subsidiaries have against those subsidiaries. Any right of ours or our creditors to participate in the assets of our subsidiaries upon any liquidation or reorganization of any subsidiary will be effectively junior to all the existing and future liabilities of such subsidiary, including any claims of trade creditors and preferred stockholders. Accordingly any debt securities offered will also be effectively subordinated to the creditors of our subsidiaries unless the subsidiary is a guarantor of the debt security and subject to the terms such subsidiary guaranty.
Guarantees of Debt Securities
      If so provided in a prospectus supplement, each of our material domestic subsidiaries, other than our mortgage and title subsidiaries, will guarantee our obligations under the debt securities on terms set forth in the prospectus supplement; provided that the guarantee will not guarantee our obligations with respect to the conversion of the debt securities into common shares, if applicable. Each guarantee will be an unsecured obligation of each subsidiary guarantor issuing such guarantee, ranking pari passu in right of payment with all existing and future indebtedness of a similar series.
      The indentures provide that in the event any guarantee would constitute or result in a violation of any applicable fraudulent conveyance or similar law of any relevant jurisdiction, the liability of the subsidiary guarantor under its guarantee will be reduced to the maximum amount, after giving effect to all other contingent and fixed liabilities of such subsidiary guarantor, permissible under applicable fraudulent conveyance or similar law. The subsidiary guarantors would currently consist of: Engle Homes Delaware, Inc., Engle Homes Residential Construction, L.L.C., Engle/James LLC, McKay Landing LLC, Newmark Homes Business Trust, Newmark Homes Purchasing, L.P., Newmark Homes, L.P., Newmark Homes, L.L.C., Preferred Builders Realty, Inc., Silverlake Interests, L.C., TOI, LLC, TOUSA Associates Services Company, TOUSA Delaware, Inc., TOUSA Financing, Inc., TOUSA Homes, Inc. (f/k/a Engle Homes, Inc.), TOUSA Homes, L.P., TOUSA, LLC and TOUSA Ventures, LLC.
      The subsidiary guarantors are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the debt securities or to make any funds available for the debt securities, whether by dividends, loans or other payments, other than as expressly provided in the guarantees. The payment of dividends or the making of loans and advances by our subsidiaries to us are subject to contractual, statutory and regulatory restrictions, contingent upon the earnings of those subsidiaries and are subject to various business considerations.

Prospectus Supplement
      The applicable prospectus supplement will describe the specific terms relating to the series of debt securities we will offer, including, where applicable, the following:

•	the title and series designation and whether they are senior debt securities, senior subordinated debt securities or subordinated debt securities;

•	the aggregate principal amount of the debt securities;

•	the purchase price and denomination of the debt securities;

•	if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable upon declaration of acceleration of the maturity of the debt securities;

•	if convertible, the initial conversion price, the conversion period and any other terms governing such conversion;

•	the date or dates on which the principal of the debt securities is payable and our right, if any, to defer any principal payment;

•	any fixed or variable interest rate or rates per annum or the method by which such rate will be determined and our right, if any, to defer any interest payment;

•	the date from which interest, if any, will accrue, the interest payment dates and the regular record dates for the debt securities;

•	whether our obligations with regard to the debt securities will be guaranteed by any of our subsidiaries and, if so, which subsidiaries;

•	any optional or mandatory redemption or repayment provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any restrictive covenants not described below in “— Certain Covenants” and in “— Consolidation, Merger and Sale of Property” and any addition to, or modification or deletion of any covenant with respect to the debt securities;

•	any events of default not described below in “— Events of Default and Related Matters” of such debt securities, and any addition to, or modification or deletion of any event of default with respect to the offered debt securities;

•	any indices or formulas used to determine the amount of payments of principal of and premium, if any, on the debt securities and the manner in which such amounts will be determined;

•	the applicability, if any, of the defeasance and covenant defeasance provisions described in this prospectus or any prospectus supplement;

•	the appointment of any trustee, security registrar, paying agent or agents;

•	whether we will pay additional amounts on the securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities instead of making this payment; and

•	any other specific terms of the debt securities.
      We may issue debt securities at less than the principal amount payable upon maturity (we refer to these securities as “original issue discount securities”). If material or applicable, we will describe in the applicable prospectus supplement special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities.

      The debt securities may be denominated or payable in U.S. dollars or a foreign currency or units of two or more foreign currencies. Special U.S. federal income tax considerations applicable to any debt securities so denominated will be described in the prospectus supplement.
      Except as described under “— Merger, Consolidation and Sale of Property” or as may be set forth in any prospectus supplement, an indenture will not contain any other provisions that would limit our ability to incur indebtedness or that would afford holders of the debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control. You should review carefully the applicable prospectus supplement for information with respect to events of default and covenants applicable to the securities being offered.
Denominations, Payments of Principal, Interest and Premium
      Unless otherwise described in the applicable prospectus supplement, we will issue the debt securities of any series that are registered securities in denominations that are even multiples of $1,000, other than global securities, which may be of any denomination.
      Unless otherwise specified in the applicable prospectus supplement, we will pay the principal, interest and premium, if any, on any debt securities at the corporate trust office of the trustee. At our option, however, we may make payment of interest by check mailed to the address of the person entitled to the payment as it appears in the applicable register or by wire transfer of funds to that person at an account maintained within the United States.
      Unless otherwise indicated in the applicable prospectus supplement, we will make payment of any interest on debt securities to the person in whose name the debt security is registered at the close of business on the regular record date for the interest payment, except in the case of defaulted interest.
      If we do not punctually pay or duly provide for interest on any interest payment date, the defaulted interest will be paid either:

•	to the person in whose name the debt security is registered at the close of business on a special record date to be fixed by the applicable trustee; or

•	in any other lawful manner, all as more completely described in the applicable indenture.
Registration and Transfer of Securities
      You may have your debt securities broken into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. This is called an “exchange.”
      You may exchange or transfer debt securities at the office of the security registrar. The security registrar acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform it ourselves.
      You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The security registrar will make the transfer or exchange only if it is satisfied with your proof of ownership.
Certain Covenants
      The indentures will contain certain covenants regarding, among other matters, corporate existence, payment of taxes and reports to holders of debt securities. To the extent indicated in the applicable prospectus supplement, these covenants may be removed or additional covenants added with respect to any series of debt securities.

Merger, Consolidation and Sale of Property
      Except as may otherwise be provided in a prospectus supplement, neither we nor any of the subsidiary guarantors, will in any transaction or series of related transactions, merge, consolidate or amalgamate with or into any other person or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all of our property of the property of a subsidiary guarantor, as the case may be, unless:

•	either (1) we or such subsidiary guarantor, as the case may be, shall be the surviving person or (2) the successor person (if other than us or the subsidiary guarantor, as the case may be) (A) is a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and (B) expressly assumes, by supplemental indenture, the due and punctual payment of the principal of, and premium, if any, and interest on, all the debt securities, and the due and punctual performance and observance of all the covenants under the indenture;

•	in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of our property or the property of a subsidiary guarantor, as the case may be, such property shall have been transferred as an entirety or virtually as an entirety to one person;

•	immediately after giving effect to such transaction or series of related transactions on a pro forma basis, no default or event of default shall have occurred and be continuing;

•	immediately after giving effect to such transaction or series of related transactions on a pro forma basis, we or the successor person, as the case may be, would be able to incur at least $1.00 of additional debt as set forth in the indenture; and

•	the trustee shall have received the officers’ certificate and opinion of counsel called for by the indenture.
Subordination
      We will set forth in the applicable prospectus supplement the terms and conditions, if any, upon which any series of senior subordinated debt securities or subordinated debt securities is subordinated to debt securities of another series or to other indebtedness of ours. The terms will include a description of:

•	the indebtedness ranking senior to the debt securities being offered;

•	the restrictions on payments to the holders of the debt securities being offered while a default with respect to the senior indebtedness is continuing; and

•	the restrictions, if any, on payments to the holders of the debt securities being offered following an event of default, and provisions requiring holders of the debt securities being offered to remit some payments to holders of senior indebtedness.
Events of Default and Related Matters

Events of Default
      The term “event of default” when used in an indenture will include the following:

•	we fail to pay any interest on the debt securities within 30 days of its due date;

•	we fail to pay any principal of, or premium, if any, when the same becomes due and payable at their stated maturity, upon acceleration, redemption, required repurchase or otherwise;

•	we fail to comply with the merger, consolidation and sale of property covenant;

•	we remain in breach of any other covenant or agreement in the debt securities or indenture and such failure continues for 30 days after we receive a notice of default stating we are in breach. Either the trustee or holders of 25% of the principal amount of debt securities then outstanding of the affected series may send the notice;

•	we or any significant subsidiary file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur;

•	any subsidiary guaranty relating to the debt securities, if applicable, ceases to be in full force and effect (other than in accordance with the terms of such subsidiary guaranty) or any subsidiary guarantor denies or disaffirms its obligations under its subsidiary guaranty; or

•	any other event of default described in the applicable prospectus supplement occurs.

Remedies If an Event of Default Occurs
      If an event of default with respect to the debt securities of any series occurs and is continuing, either the applicable trustee or the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of that series may declare the principal of all the debt securities of that series, and accrued and unpaid interest, if any, thereon, to be due and payable immediately. This is called “a declaration of acceleration of maturity.” At any time after the trustee or the holders have accelerated any series of debt securities, but before a judgment or decree for payment of the money due has been obtained, the holders of at least a majority in principal amount of the debt securities of the affected series may, under certain circumstances, rescind and annul such acceleration. If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder.
      Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the applicable indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This is known as an indemnity. If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the applicable indenture, subject to certain limitations.
      Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give the trustee written notice that an event of default has occurred and remains uncured.

•	The holders of at least 25% in principal amount of all outstanding securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

•	The trustee shall not have received from the holders of a majority in aggregate principal amount of the debt securities a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days.
      However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt security after its due date.
      We will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the debt securities, or else specifying any default.

Modification of an Indenture
      We will set forth in the applicable prospectus supplement the terms and conditions upon which we can make changes to an indenture or the debt securities. There are three types of changes we can make to the indentures and the debt securities:

Changes Requiring Your Approval
      Except as otherwise set forth in the prospectus supplement, we cannot make the following changes to your debt securities without your specific approval:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver under the indenture;

•	reduce the rate of, or extend the time for payment of, interest on any debt securities issued under the indenture;

•	reduce the principal of, or extend the stated maturity of, any debt securities issued under the indenture;

•	make any debt securities payable in money other than that stated in the debt securities;

•	impair the right of any holder of the debt securities to receive payment of principal of, premium, if any, and interest on, such holder’s debt securities on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s debt securities or any subsidiary guaranty;

•	if applicable, subordinate the debt securities or any related subsidiary guaranty to any other obligation of ours or the applicable subsidiary guarantor;

•	make any change in any subsidiary guaranty that would adversely affect in any material respect the holders of the debt securities under the indenture.

Changes Requiring a Majority Vote
      The second type of change to an indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for the changes discussed above requiring your approval and the changes discussed below not requiring approval. We require the same vote to obtain a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of an indenture or the debt securities listed in the first category described under “— Changes Requiring Your Approval” unless we obtain your individual consent to the waiver.

Changes Not Requiring Approval
      Except as otherwise set forth in a prospectus supplement, we and the trustee may modify or amend provisions of the indenture or enter into a supplement indenture without the consent of any holder for any of the following purposes:

•	establish the form and terms of debt securities of any series;

•	modify the existing covenants and events of default solely in respect of, or add new covenants and events of default that apply solely to, debt securities not yet issued and outstanding on the date of the supplemental indenture;

•	designate a bank or trust company to act as trustee for a series of debt securities;

•	to secure the debt securities, add covenants or new events of default for the benefit of the holders of the debt securities or surrender any right or power conferred upon us;

•	to cure any ambiguity, omission, defect or inconsistency in the indenture;

•	to provide for the assumption by a surviving person of our obligations under the indenture or the obligations of a subsidiary guarantor under the indenture and its subsidiary guaranty;

•	to provide for uncertificated notes in addition to or in place of certificated notes provided that certain conditions are met;

•	to add additional subsidiary guarantees with respect to the debt securities or to release subsidiary guarantors from subsidiary guarantees as provided by the terms of the indenture;

•	to make any change that does not adversely affect in any material respect the rights of any holder of the debt securities under the indenture;

•	to comply with any requirement of the Commission in connection with the qualification of the indenture under the Trust Indenture Act; or

•	to provide for the issuance of additional debt securities in accordance with the indenture.
Discharge, Defeasance and Covenant Defeasance

Discharge
      We may discharge some obligations to holders of any series of debt securities that either have become due and payable or will become due and payable within one year, or scheduled for redemption within one year, by irrevocably depositing with the trustee, in trust, funds in the applicable currency in an amount sufficient to pay the debt securities, including any premium and interest.

Full Defeasance
      We can, under particular circumstances, effect a full defeasance of your series of debt securities. By this we mean, we and the subsidiary guarantors, as applicable, can legally release ourselves from any payment or other obligations on the debt securities if we put in place the following arrangements to repay you:

•	We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities money or U.S. government obligations that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates (as opined to by a firm of independent certified public accountants).

•	No default or event of default has occurred and is continuing on the date of such deposit and after giving effect thereto.

•	Such deposit does not constitute a default under any other agreement or instrument binding on us.

•	We must deliver to the trustee a legal opinion to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company.

•	The current federal tax law must be changed or an IRS ruling must be issued permitting the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.

•	We must deliver to the trustee a legal opinion confirming the tax law change or IRS ruling described above.

•	We must deliver to the trustee an officers’ certificate and a legal opinion stating that all conditions precedent to the defeasance and discharge of the debt securities to be defeased have been complied with as required by the indenture.
      If we did accomplish full defeasance, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent. You would also be released from any subordination provisions.

Covenant Defeasance
      Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the debt securities. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the securities. In order to achieve covenant defeasance, we must do the following:

•	We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities money or U.S. government obligations that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates (as opined to by a firm of independent certified public accountants).

•	No default or event of default has occurred and is continuing on the date of such deposit and after giving effect thereto.

•	Such deposit does not constitute a default under any other agreement or instrument binding on us.

•	We must deliver to the trustee a legal opinion to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company.

•	We must deliver to the trustee a legal opinion confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

•	We must deliver to the trustee an officers’ certificate and a legal opinion stating that all conditions precedent to the defeasance and discharge of the debt securities to be defeased have been complied with as required by the indenture.
      In the event we effect covenant defeasance with respect to the debt securities of any series, then any failure by us to comply with any covenant as to which there has been covenant defeasance will not constitute an event of default with respect to the debt securities of such series. However, if the debt securities of such series are declared due and payable because of the occurrence of any other event of default, the amount of money and/or government obligations deposited with the trustee to effect such covenant defeasance may not be sufficient to pay amounts due on such debt securities at the time of any acceleration resulting from such event of default. However, we and the subsidiary guarantors would remain liable to make payment of such amounts due at the time of acceleration.
Global Certificates
      The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depository identified in a prospectus supplement.
      The specific terms of the depository arrangements with respect to any debt securities of a series will be described in a prospectus supplement.
      Unless otherwise specified in a prospectus supplement, debt securities issued in the form of a global certificate to be deposited with a depository will be represented by a global certificate registered in the name of the depository or its nominee. Upon the issuance of a global certificate in registered form, the depository for the global certificate will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the global certificate to the accounts of institutions that have accounts with the depository or its nominee. The accounts to be credited shall be designated by the underwriters or agents of the debt securities or by us, if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global certificate will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in a global certificate will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depository or its nominee for the global certificate. Ownership of beneficial interests in a global certificate by persons that hold through participants will be shown on, and the transfer of that ownership interest within the participant will be effected only through, records maintained by the participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global certificate.
      So long as the depository for a global certificate in registered form, or its nominee, is the registered owner of the global certificate, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities of the series represented by the global certificate for all purposes under the indentures. Generally, owners of beneficial interests in a global certificate will not be entitled to have debt securities of the series represented by the global certificate registered in their names, will not receive or be entitled to receive physical delivery of debt securities in definitive form, and will not be considered the owners or holders of the global certificate under the applicable indenture.
      Payment of principal of, premium, if any, and any interest on debt securities of a series registered in the name of or held by a depository or its nominee will be made to the depository or its nominee, as the case may be, as the registered owner or the holder of a global certificate representing the debt securities. None of us, the trustee, any paying agent, or the applicable debt security registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global certificate for the debt securities or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.
      We expect that the depository for debt securities of a series, upon receipt of any payment of principal, premium or interest in respect of a permanent global certificate, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global certificate as shown on the records of the depository. We also expect that payments by participants to owners of beneficial interests in a global certificate held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and the payments will be the responsibility of the participants. However, we have no control over the practices of the depository and/or the participants and there can be no assurance that these practices will not be changed.
      Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depository.
      Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York will act as depository. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by The Depository Trust Company and its participants.

Description of Capital Stock
      We are authorized to issue up to 97,000,000 shares of common stock, $0.01 par value per share and 3,000,000 million shares of preferred stock, $0.01 par value per share. The following description summarizes information about our capital stock. You can obtain more information about our capital stock by reviewing our certificate of incorporation and bylaws, as well as the Delaware General Corporation Law.
Common Stock
      Shares Outstanding; Listing. As of January 26, 2005, we had 44,856,437 shares of common stock outstanding. No other shares of any class of common stock were issued and outstanding as of January 26, 2005. In addition, we have reserved (1) 5,462,204 shares of common stock issuable upon exercise of outstanding stock options under our Annual and Long Term Incentive Plan, and (2) 499,506 shares of common stock that may be issued in connection with awards granted in the future under our Annual and Long Term Incentive Plan. Our common stock is listed on the New York Stock Exchange under the symbol “TOA.”
      Voting Rights. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Thus, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Our certificate of incorporation provides that our directors cannot be removed other than with the consent of holders of not less than two-thirds of the voting power of our common stock. Currently, TOSA owns 73.38% of the voting power of our common stock.
      Dividends. Each share of common stock is entitled to receive dividends if, as and when declared by the board of directors out of funds legally available for that purpose, subject to preferences that may apply to any preferred stock that we may issue in the future.
      Liquidation Rights. In the event of our dissolution or liquidation, after satisfaction of all our debts and liabilities and distributions to the holders of any preferred stock that we may issue in the future, of amounts to which they are preferentially entitled, holders of our common stock are entitled to receive ratably all of our assets available in the distribution of assets to the stockholders.
      Other Provisions. There are no conversion rights or preemptive or subscription rights to subscribe for any additional securities which we may issue. There are no redemption provisions or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.
      The rights and preferences of holders of our common stock are subject to the rights of any series of preferred stock which we may issue in the future.
Preferred Stock
      As of January 26, 2005, there were no shares of our preferred stock outstanding.
      Our board of directors is authorized by our certificate of incorporation to provide for the issuance of shares of preferred stock, in one or more series, to establish or modify the number of shares to be included in each series, to fix or modify the designation, rights, preferences, privileges and restrictions of the shares of each series and to increase or decrease the number of shares of any series of preferred stock, all without any further vote or action by our stockholders. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until our board of directors determines the specific rights attached to that preferred stock.
      The prospectus supplement will specify as to each issuance of preferred stock:

•	the maximum number of shares;

•	the designation of the shares;

•	annual dividend rate, if any, whether the dividend rate is fixed or variable, the date dividends will accrue, the dividend payment dates and whether dividends will be cumulative;

•	the price and the terms and conditions for redemption, if any, including redemption at our option or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums;

•	the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of our affairs;

•	any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund;

•	the terms and conditions, if any, for conversion or exchange of shares into or for any other class or classes of our capital stock or any series of any other class or classes, or into or for any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

•	the voting rights; and

•	any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.
      Preferred stock will be fully paid and nonassessable upon issuance.
      If we issue preferred stock with voting rights, it could make it more difficult for a third party to acquire control of us and could adversely affect the rights of holders of common stock. Preferred stockholders typically are entitled to satisfaction in full of specified dividend and liquidation rights before any payment of dividends or distribution of assets on liquidation can be made to holders of common stock. Also, any voting rights granted to our preferred stock may dilute the voting rights of our common stock. Under some circumstances, control of our company could shift from the holders of common stock to the holders of preferred stock with voting rights. Certain fundamental matters requiring stockholder approval (such as mergers, sale of assets, and certain amendments to our certificate of incorporation) may require approval by the separate vote of the holders of preferred stock in addition to any required vote of the common stock.
Registration Rights
      Under a Registration Rights Agreement, dated June 25, 2002, between us and Technical Olympic, we agreed with Technical Olympic that we would register under the Securities Act the resale of all of the shares of common stock or securities issued in respect of, or in exchange for, such common stock then held, or from time to time thereafter held, by Technical Olympic. As a result of an October 2003 restructuring transaction, the shares of our common stock owned by Technical Olympic were transferred to TOSA and all of Technical Olympic’s rights and obligations under the Registration Rights Agreement inured to the benefit of TOSA.
      TOSA has the right to request that we file, and use our best efforts to have declared effective as soon as practicable, a registration statement with the Commission at any time (subject to the aggregate value of the registrable securities requested to be registered being at least $2,000,000 and certain cut-back provisions if distribution will be by means of an underwriting and market factors require a limitation of the number of shares to be underwritten). We are not required to file such a registration statement more frequently than once every six months. TOSA is entitled to three such demand registrations. Furthermore, if we are eligible to use a Form S-3, we have agreed to file, and use our best efforts to have declared effective, a shelf registration statement with the Commission upon the request of TOSA (subject to the registrable securities requested to be registered having a minimum aggregate disposition price of at least $2,000,000). We must use our best efforts to keep the shelf registration statement continuously effective. We are not required to file a shelf registration statement more than twice in any twelve-month period. In addition, if we register the sale of any of our securities by us or any other holder of our securities in connection with an underwritten offering, TOSA has the right to request that its shares be included in such registration statement, subject to certain cut-back provisions if market factors require a limitation of the number of shares to be underwritten.

Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws
      Certain provisions of Delaware law and our certificate of incorporation and bylaws, summarized below, may discourage, delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for shares held by our stockholders.
      Pursuant to Section 203(b)(1) of the Delaware corporate law, our certificate of incorporation provides that the provisions of Section 203 shall not apply to us. However, as our controlling stockholder, TOSA has the power to amend our certificate of incorporation at any time. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination with an interested stockholder” for a period of three years after the time such stockholder became an interested stockholder unless, subject to exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. A “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock. If applicable, these provisions may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders.
      Our certificate of incorporation provides that our board of directors may issue shares of our authorized but unissued common stock and preferred stock without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions or employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.
      Our bylaws provide that special meetings of stockholders can be called only by the board of directors, the Chairman of the board, if any, or the President. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the board of directors, the Chairman of the board, if any, or the President. Our bylaws provide that stockholders must follow an advance notification procedure for certain stockholder nominations of candidates for the board of directors and for certain other stockholder business to be conducted at an annual meeting or special meeting.
Indemnification of Officers and Directors
      As permitted by the Delaware General Corporation Law, we have included a provision in our certificate of incorporation to eliminate the personal liability of our officers and directors incurred by them solely by reason of their service to our company.
      We have also entered into indemnification agreements with each of the members of our board of directors. Under the terms of the indemnification agreements, each director is entitled to the right of indemnification if, by reason of his/her corporate status, he/she is, or is threatened to be made, a party to or participant in any threatened, pending or completed proceedings. We will indemnify each director against expenses, judgments, penalties, etc. actually and reasonably incurred by him/her or on his/her behalf in connection with such proceeding or any claim, issue or matter therein, if he/she acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interests of our company, and, with respect to any criminal proceeding, had no reasonable cause to believe his/her conduct was unlawful. We will indemnify each director for all expenses actually and reasonably incurred if he/she is successful on the merits. The indemnification agreements also provide for advancement of reasonable expenses, subject to proper notice being submitted to us.
Transfer Agent
      The Transfer Agent and Registrar for our common stock is Equiserve Trust Company, N.A.

Description of Warrants
      We may issue warrants for the purchase of debt securities, common stock, preferred stock or depositary shares. Warrants may be issued independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders of the warrants. Further terms of the warrants and the applicable warrant agreements will be set forth in the applicable prospectus supplement. We will file a copy of the warrants and warrant agreement with the Commission at or before the offering of the applicable series of warrants.
      The applicable prospectus supplement will describe the terms of the warrants, including, where applicable, the following:

•	the title of the warrants;

•	the aggregate number of warrants;

•	the price or prices at which warrants will be issued;

•	the designation, terms and number of securities purchasable upon exercise of warrants;

•	the designation and terms of the securities, if any, with which warrants are issued and the number of warrants issued with each security;

•	the date, if any, on and after which warrants and the related securities will be separately transferable;

•	if applicable, the principal amount of debt securities that may be purchased upon exercise of a warrant and the price at which the debt securities may be purchased upon exercise;

•	if applicable, the number of shares of preferred stock, common stock or depositary shares that may be purchased upon exercise of a warrant and the price at which the shares may be purchased upon exercise;

•	the date on which the right to exercise the warrants shall commence and the date on which that right shall expire;

•	the minimum or maximum amount of warrants which may be exercised at any one time;

•	any applicable material United States federal income tax consequences;

•	the identity of the warrant agent for the warrants and of any other depositaries, execution or paying agents, transfer agents, registrars, or other agents;

•	whether the warrants represented by the warrant certificates or debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

•	information with respect to book-entry procedures, if any;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	anti-dilution provisions of the warrants, if any;

•	redemption or call provisions, if any, applicable to the warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Description of Stock Purchase Contracts and Stock Purchase Units
      We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock at a future date or dates, which we refer to as “stock purchase contracts.” The price per share of common stock and the number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts, and may be subject to adjustment under anti-dilution formulas. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, preferred stock, depositary shares, debt obligations of third parties, including U.S. Treasury securities, any other securities described in the applicable prospectus supplement or any combination of the foregoing, which may secure the holders’ obligations to purchase the common stock under the stock purchase contracts, which we refer to as “stock purchase units.” The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner, and in some circumstances we may deliver newly issued prepaid common stock purchase contracts, which are referred to as “prepaid securities,” upon release to a holder of any collateral securing that holder’s obligations under the original purchase contract. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase contracts or stock purchase units, as the case may be, or vice versa, and those payments may be unsecured or prefunded on some basis.
      The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units and, if applicable, prepaid securities. This description is not complete and the description in the prospectus supplement will not necessarily be complete and may not contain all of the information that you may find useful. Therefore, you should read the stock purchase contracts, the collateral arrangements and depositary arrangements, if applicable, relating to such stock purchase contracts or stock purchase units and, if applicable, the prepaid securities and the document pursuant to which the prepaid securities will be issued before you buy any stock purchase contract or stock purchase unit. We will file a copy of those documents with the Commission at or before the offering of the applicable series of stock purchase contracts or stock purchase units and, if applicable, prepaid securities. If any particular terms of the stock purchase contracts or stock purchase units described in a prospectus supplement differ from any of the terms described herein, then the terms described herein will be deemed to have been superseded by that prospectus supplement. Selected United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts may also be discussed in the applicable prospectus supplement.

Description of Depositary Shares
General
      We may, at our option, elect to offer fractional interests in shares of preferred stock, rather than shares of preferred stock. If we exercise this option, we will appoint a depositary to issue depositary receipts representing those fractional interests. The depositary will be a bank or trust company selected by us. The depositary will also act as the transfer agent, registrar and, if applicable, dividend disbursing agent for the depositary shares. These receipts are known as depositary shares. Preferred stock of each series represented by depositary shares will be deposited under a separate deposit agreement between us, the depositary and the holders of the depositary receipts evidencing the depositary shares. The prospectus supplement relating to a series of depositary shares will show the name and address of the depositary.
      We describe in this section the general terms that will apply to any particular series of depositary shares that we may offer by this prospectus and an applicable prospectus supplement in the future. We have summarized the material provisions of any deposit agreement and of the depositary shares and depositary receipts representing depositary shares that we may issue. The description in this prospectus of any deposit agreement and of the depositary shares and depositary receipts representing depositary shares is not complete and the description in any applicable prospectus supplement will not be complete and may not contain all of the information that you may find useful. Therefore, you should read the depositary agreement and the depositary receipts relating to your series of depositary shares before you buy any depositary shares. The deposit agreement and the depositary receipts will contain the full legal text of the matters described in this section. We will file a copy of those documents with the Commission at or before the time of the offering of the depositary shares. If any particular terms of the depositary agreement or the depositary shares described in a prospectus supplement differ from any of the terms described herein, then the terms described herein will be deemed to have been superseded by that prospectus supplement. Selected United States federal income tax considerations applicable to the depositary shares may also be discussed in the applicable prospectus supplement.
      Holders of depositary receipts will be deemed to agree to be bound by the deposit agreement, which requires holders to take certain actions such as filing proof of residence and paying certain charges.
      Upon surrender of depositary receipts by a holder of depositary shares at the office of the depositary, and upon payment of the charges provided in and subject to the terms of the deposit agreement, the holder of depositary shares is entitled to receive the shares of preferred stock underlying the surrendered depositary receipts.
Voting Rights, Dividends and Other Distributions
      Subject to the terms of the applicable deposit agreement, each owner of depositary shares will be entitled to all of the dividend, voting, conversion, redemption, liquidation and other rights and preferences of the preferred stock represented by those depositary shares.
      A depositary will be required to distribute all cash dividends or other cash distributions received in respect of the applicable preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of depositary shares owned by the holders. Fractions will be rounded down to the nearest whole cent.
      If the distribution is other than in cash, a depositary will be required to distribute property received by it to the record holders of depositary receipts entitled thereto. However, if the depositary determines that the distribution cannot be made proportionately among the holders or that it is not feasible to make the distribution, the depositary may, with our approval, adopt another method for the distribution. The method may include selling the securities or property and distributing the net proceeds to the holders.
      The amount distributed in any of the foregoing cases will be reduced by any amounts required to be withheld by us or the depositary on account of taxes or other governmental charges.

      No distributions will be made on any depositary shares that represent preferred stock converted or exchanged. The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by us to holders of the preferred stock will be made available to holders of depositary shares. All distributions are subject to obligations of holders to file proof of ownership and residency, certificates and other information and to pay certain charges and expenses to the depositary.
Withdrawal of Preferred Stock
      You may receive the number of whole shares of your series of preferred stock and any money or other property represented by those depositary receipts after surrendering the depositary receipts at the corporate trust office of the depositary. Partial shares of preferred stock will not be issued. If the depositary shares which you surrender exceed the number of depositary shares that represent the number of whole shares of preferred stock you wish to withdraw, then the depositary will deliver to you at the same time a new depositary receipt evidencing the excess number of depositary shares. Once you have withdrawn your preferred stock, you will not be entitled to re-deposit that preferred stock under the deposit agreement in order to receive depositary shares.
Redemption of Depositary Shares
      If the series of preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary from the redemption, in whole or in part, of preferred stock held by the depositary. Whenever we redeem any preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the preferred stock so redeemed. The depositary will mail the notice of redemption to the record holders of the depositary receipts promptly upon receiving the notice from us and not less than 30 nor more than 60 days prior to the date fixed for redemption of the preferred stock and the depositary shares. The redemption price per depositary share will be equal to the applicable fraction of the redemption price payable per share for the applicable series of preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or ratably as the depositary will decide.
      After the date fixed for redemption, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary shares will cease, except the right to receive the moneys payable upon redemption and any moneys or other property to which the holders of the depositary shares were entitled upon the redemption, upon surrender to the depositary of the depositary receipts evidencing the depositary shares.
Voting of the Preferred Stock
      Upon receipt of notice of any meeting at which the holders of the applicable preferred stock are entitled to vote, a depositary will be required to mail the information contained in the notice of meeting to the record holders of the applicable depositary receipts. Each record holder of depositary receipts on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by the holder’s depositary shares. The depositary will try, as practical, to vote the shares as you instruct. We will agree to take all reasonable action that the depositary deems necessary in order to enable it to do so. If you do not instruct the depositary how to vote your shares, the depositary will abstain from voting those shares.
Liquidation Preference
      Upon our liquidation, whether voluntary or involuntary, the holders of each depositary share will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary share, as shown in the applicable prospectus supplement.

Conversion or Exchange of Preferred Stock
      The depositary shares will not themselves be convertible into or exchangeable for common stock, preferred stock or any of our other securities or property. Nevertheless, if so specified in the applicable prospectus supplement, the depositary receipts may be surrendered by holders to the applicable depositary with written instructions to it to instruct us to cause conversion of the preferred stock represented by the depositary shares. Similarly, if so specified in the applicable prospectus supplement, we may require you to surrender all of your depositary receipts to the applicable depositary upon our requiring the exchange of the preferred stock represented by the depositary shares into our debt securities. We will agree that, upon receipt of the instruction and any amounts payable in connection with the conversion or exchange, we will cause the conversion or exchange using the same procedures as those provided for delivery of preferred stock to effect the conversion or exchange. If you are converting only a part of the depositary shares, the depositary will issue you a new depositary receipt for any unconverted depositary shares.
Amendment and Termination of a Deposit Agreement
      The form of depositary receipt evidencing the depositary shares and any provision of the applicable deposit agreement may be amended at any time and from time to time by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary receipts, other than any change in fees, will not be effective unless the amendment has been approved by at least a majority of the depositary shares then outstanding. Every holder of an outstanding depositary receipt at the time any amendment becomes effective, by continuing to hold the receipt, will be bound by the applicable deposit agreement as amended.
      Any deposit agreement may be terminated by us upon not less than 30 days’ prior written notice to the applicable depositary if a majority of each series of preferred stock affected by the termination consents to the termination. When that occurs, the depositary will be required to deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by the holder, the number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by the depositary receipts, together with any other property held by the depositary with respect to the depositary receipts. In addition, a deposit agreement will automatically terminate if:

•	all depositary shares outstanding shall have been redeemed;

•	there shall have been a final distribution in respect of the related preferred stock in connection with our liquidation and the distribution shall have been made to the holders of depositary receipts evidencing the depositary shares underlying the preferred stock; or

•	each of the shares of related preferred stock shall have been converted or exchanged into securities not represented by depositary shares.
Charges of a Depositary
      We will pay all transfer and other taxes and governmental charges arising solely from the existence of a deposit agreement. In addition, we will pay the fees and expenses of a depositary in connection with the initial deposit of the preferred stock and any redemption of preferred stock. However, holders of depositary receipts will pay any transfer or other governmental charges and the fees and expenses of a depositary for any duties the holders request to be performed that are outside of those expressly provided for in the applicable deposit agreement.
Resignation and Removal of Depositary
      A depositary may resign at any time by delivering to us notice of its election to do so. In addition, we may at any time remove a depositary. Any resignation or removal will take effect when we appoint a successor depositary and it accepts the appointment. We must appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. A depositary must be a bank or trust company having its principal office in the United States that has a combined capital and surplus of at least $150 million.

Miscellaneous
      A depositary will be required to forward to holders of depositary receipts any reports and communications from us that are received by it with respect to the related preferred stock.
      Neither a depositary nor we will be liable if it is prevented from or delayed in performing its obligations under a deposit agreement by law or any circumstances beyond its control. Our obligations and those of the depositary under a deposit agreement will be limited to performing their duties in good faith and without gross negligence or willful misconduct. Neither we nor any depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or related preferred stock unless satisfactory indemnity is furnished. We and each depositary will be permitted to rely on written advice of counsel or accountants, on information provided by persons presenting preferred stock for deposit, by holders of depositary receipts, or by other persons believed in good faith to be competent to give the information, and on documents believed in good faith to be genuine and signed by a proper party.
      If a depositary receives conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on the claims, requests or instructions received from us.

Plan of Distribution
      We may offer and sell the securities (1) through underwriters or dealers, (2) through agents, or (3) directly to one or more purchasers. The prospectus supplement with respect to the offered securities will set forth the terms of the offering, including the following:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price and the proceeds we will receive from the sale;

•	any underwriting discounts, agency fees and other items constituting underwriters’ or agents’ compensation;

•	the initial public offering price and any discounts or concessions allowed, re-allowed or paid to dealers; and

•	any securities exchanges on which the applicable securities may be listed or traded.
Sale Through Underwriters
      If any underwriters are involved in the offer and sale, the securities will be acquired by the underwriters for their own account and may be resold by them, either at a fixed public offering price established at the time of offering or from time to time in one or more negotiated transactions or otherwise, at prices related to prevailing market prices determined at the time of sale. The securities may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the securities described in the prospectus supplement if any are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.
Sale Through Agents
      We may offer and sell the securities through an agent or agents designated by us from time to time. An agent may sell securities it has purchased from us as principal to other dealers for resale to investors and other purchasers, and may reallow all or any portion of the discount received in connection with the purchase from us to the dealers. Unless otherwise stated in a prospectus supplement, the agent or agents will agree to use their best efforts to solicit purchases for the period of their appointment. After the initial offering of the securities, the offering price (in the case of securities to be resold at a fixed offering price), the concession and the discount may be changed. Any agent participating in the distribution of the securities may be deemed to be an “underwriter,” as that term is defined in the Securities Act, of the securities so offered and sold.
Delayed Delivery Contracts
      If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.
Direct Sales
      We also may sell the offered securities directly to one or more purchasers. In this case, no underwriters, dealers or agents would be involved.
Derivative Transactions
      We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.
General Information
      In order to facilitate the offering of the securities, any underwriters or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the price of such securities. Specifically, the underwriters or agents, as the case may be, may overallot in connection with the offering, creating a short position in such securities for their own account. In addition, to cover overallotments or to stabilize the price of such securities, the underwriters or agents, as the case may be, may bid for, and purchase, such securities in the open market. Finally, in any offering of such securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a dealer for distributing such securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.
      Neither we nor any underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, neither we nor any underwriter makes any representation that such underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.
      Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification by us against some liabilities, including liabilities under the Securities Act.
      The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the applicable prospectus supplement if appropriate.
      Some or all of the securities may be new issues of securities with no established trading market. We cannot and will not give any assurances as to the liquidity of the trading market for any of our securities.
      Underwriters, dealers and agents may engage in transactions with or perform services, including various investment banking and other services, for us and/or any of our affiliates in the ordinary course of business.

Where You Can Find More Information
      We file annual, quarterly and special reports and other information with the Commission. You may read our Commission filings over the Internet at the Commission’s website at http://www.sec.gov. You may also read and copy documents at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Commission filings are also available via our website at http://www.tousa.com. We do not intend the information on our website to constitute part of this prospectus and registration statement.
      We incorporate into this prospectus and registration statement by reference the following documents filed by us with the Commission, each of which should be considered an important part of this prospectus and registration statement:

Commission Filing (File No. 001-32322)	Period Covered or Date of Filing

Annual Report on Form 10-K	Year ended December 31, 2003
Quarterly Report on Form 10-Q	Quarters ended March 31, 2004, June 30, 2004 and September 30, 2004
Current Report on Form 8-K, other than any information furnished pursuant to Item 2.02, Item 7.01, Item 9 or Item 12 of Form 8-K	February 10, 2004, March 10, 2004, March 11, 2004, April 16, 2004, April 28, 2004, May 25, 2004, August 24, 2004, September 17, 2004, October 18, 2004, October 28, 2004, November 12, 2004, November 30, 2004, December 2, 2004, December 20, 2004, December 21, 2004, February 17, 2005 and February 22, 2005
Description of our common stock contained in Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating such description	January 28, 1998 and October 18, 2004
All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, other than any information furnished pursuant to Item 2.02 or Item 7.01 of Form  8-K or as otherwise permitted by Commission rules and regulations
After the date of this prospectus
      Any statement contained in a document deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus and registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and registration statement. While any securities described herein remain outstanding, we will make available at no cost, upon written or oral request, to any beneficial owner and any prospective purchaser of securities described herein any of the documents incorporated by reference in this prospectus and registration statement and the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to us at the following address: 4000 Hollywood Blvd., Suite 500 N, Hollywood, Florida 33021, Attn: General Counsel, (954) 364-4000.
      The information in this prospectus and registration statement and any prospectus supplement may not contain all of the information that may be important to you. You should read the entire prospectus and registration statement and any prospectus supplement, as well as the documents incorporated by reference in the prospectus and registration statement, before making an investment decision.

Legal Matters
      The validity of any securities offered under this prospectus or any prospectus supplement will be passed upon for us by Akerman Senterfitt, Miami, Florida. Certain legal matters in connection with the offered securities may also be passed upon for any underwriters, dealers or agents by counsel specified in the prospectus supplement.
Experts
      Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS
TECHNICAL OLYMPIC USA, INC.
2,000,000 Shares of Common Stock, Par Value $.01 per Share

       This prospectus relates to the offer and sale of up to 2,000,000 shares of our common stock by the selling stockholder named in this prospectus. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholder under this prospectus.
      Our common stock is traded on the New York Stock Exchange under the symbol “TOA.” On July 15, 2005, the last reported sale price of our common stock reported on the New York Stock Exchange was $28.26.
       Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 of this prospectus for a discussion of certain factors you should consider before you buy our common stock.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
August 1, 2005

SUMMARY
About this Prospectus
      When used in this prospectus and any prospectus supplement, the terms “we,” “our,” “us” or the “Company” refer to Technical Olympic USA, Inc. and its subsidiaries. The following summary contains basic information about us. It likely does not contain all of the information that is important to you. We encourage you to read this entire prospectus and the documents we have referred you to.
Technical Olympic USA, Inc.
      We design, build and market high quality detached single-family residences, townhomes, and condominiums. We operate in markets characterized by strong population and income growth. Currently, we conduct homebuilding operations in 16 metropolitan markets, located in four major geographic regions: Florida, the Mid-Atlantic, Texas, and the West.
      For the year ended December 31, 2004, we delivered 7,221 homes, with an average sales price of $275,000, and generated approximately $2.1 billion in homebuilding revenues and $119.6 million in net income. Our unconsolidated joint ventures delivered an additional 116 homes, with an average sales price of $299,000. For the three months ended March 31, 2005, we delivered 1,867 homes, with an average sales price of $274,000 and our unconsolidated joint ventures delivered an additional 141 homes, with an average sales price of $272,000. This represented an increase in homebuilding revenues of 26% to approximately $533.6 million for the three months ended March 31, 2005, from $424.8 million for the three months ended March 31, 2004. Net income increased to $26.4 million for the three months ended March 31, 2005 from $18.0 million for the three months ended March 31, 2004. At March 31, 2005, our homebuilding operations had a backlog of 5,648 homes under contract, with sales value of $1.8 billion, and our unconsolidated joint ventures had a backlog of 842 homes under contract, with sales value of $274.8 million.
      We market our homes to a diverse group of homebuyers, including “first-time” homebuyers, “move-up” homebuyers, homebuyers who are relocating to a new city or state, buyers of second or vacation homes, active-adult homebuyers and homebuyers with grown children who want a smaller home (“empty-nesters”). We market our homes under various brand names, including Engle Homes, Newmark Homes, Trophy Homes, and Gilligan Homes.
      As of March 31, 2005, we controlled approximately 55,000 homesites (including unconsolidated joint ventures), of which 72% were controlled through various option arrangements, and we were actively selling homes in 247 communities (including 17 through our unconsolidated joint ventures).
      As part of our objective to provide homebuyers a seamless home purchasing experience, we have developed our complementary financial services business. As part of this business, we provide mortgage financing, closing and settlement services, and offer title, homeowners’ and other insurance products. Our mortgage financing operation’s revenues consist primarily of origination and premium fee income, interest income and the gain on the sale of the mortgages. We sell substantially all of our mortgages and the related servicing rights to third party investors. Our mortgage financing services are used primarily by buyers of our homes, although we also offer these services to existing homeowners. By comparison, our closing services and our insurance agency operations are used by our homebuyers as well as a broad range of other clients purchasing or refinancing residential or commercial real estate.
Recent Events
      In June 2005, EH/ Transeastern, LLC (“EH/ Transeastern”), an indirect wholly-owned subsidiary of ours, entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Transeastern Properties, Inc. (“Transeastern”) to acquire its homebuilding operations and assets. Transeastern is a homebuilder of a diverse group of products including affordable, move-up, luxury, and active adult homes. We expect that 50% of the membership interests in EH/ Transeastern will ultimately be owned by, among others, the principals of Transeastern. The Purchase Agreement provides that EH/ Transeastern will acquire substantially all of the

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homebuilding assets and certain liabilities of Transeastern. The purchase price for the assets will be based upon the net worth of Transeastern as of the closing date plus a premium related to the assets to be acquired. Transeastern will have an opportunity to receive further payments based upon the achievement of certain earnings targets and land use entitlement of identified parcels of land. The purchase price will also include the repayment by EH/ Transeastern of certain obligations of Transeastern as of the closing. We anticipate that the transaction will close in the third quarter of 2005 subject to the satisfaction of certain conditions precedent, including continued due diligence.
      At June 30, 2005, our homebuilding operations had a backlog of 6,335 homes under contract and our unconsolidated joint ventures had a backlog of 1,125 homes under contract. Our sales value of homes in backlog (excluding unconsolidated joint ventures) increased 37% from the prior year period to $2.1 billion from $1.5 billion. Sales value of homes in backlog for unconsolidated joint ventures at June 30, 2005 was $0.4 billion.
Executive Offices
      Our executive offices are located at 4000 Hollywood Blvd., Suite 500 N, Hollywood, Florida 33021, and our telephone number is (954) 364-4000. Our web address is http://www.tousa.com. We do not intend the information on our website to constitute part of this prospectus and registration statement.

The Offering

Shares of common stock offered by the selling stockholder	2,000,000 shares.

Use of proceeds	We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholder.

Our New York Stock Exchange symbol	TOA.

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RISK FACTORS
Risks Related to Our Business

Economic downturns in the geographic areas in which we operate could adversely affect demand and prices for new homes in those areas and could have an adverse effect on our revenues and earnings.
      Although we operate in 16 major metropolitan markets, our operations are concentrated in the southwestern and southeastern United States and, as a result of our joint venture’s acquisition of Transeastern’s homebuilding operations, our operations in Florida will increase. Adverse economic or other business conditions in these regions or in the particular markets in which we operate, all of which are outside of our control, could have an adverse effect on our revenues and earnings.

We may not be able to acquire suitable land at reasonable prices, which could increase our costs and reduce our earnings and profit margins.
      We have experienced an increase in competition for available land and developed homesites in most of our markets as a result of the strength of the economy in many of these markets over the past few years and the availability of more capital to major homebuilders. Our ability to continue our development activities over the long-term depends upon our ability to locate and acquire suitable parcels of land or developed homesites to support our homebuilding operations. As competition for land increases, the cost of acquiring it may rise, and the availability of suitable parcels at acceptable prices may decline. If we are unable to acquire suitable land or developed homesites at reasonable prices, it could limit our ability to develop new projects or result in increased land costs that we may not be able to pass through to our customers. Consequently, it could reduce our earnings and profit margins.

Our significant level of debt could adversely affect our financial condition and prevent us from fulfilling our debt service obligations.
      We currently have a significant amount of debt, and our ability to meet our debt service obligations will depend on our future performance. Numerous factors outside of our control, including changes in economic or other business conditions generally, or in the markets or industry in which we do business, may adversely affect our operating results and cash flows, which in turn may affect our ability to meet our debt service obligations. As of March 31, 2005, on a consolidated basis, we had approximately $864.5 million aggregate principal amount of debt outstanding (excluding obligations for inventory not owned of $131.1 million), of which $810.0 million in aggregate principal amount matures in 2010 through 2015. As of March 31, 2005, we would have had the ability to borrow an additional $446.7 million under our revolving credit facility, subject to our satisfying the relevant borrowing conditions in that facility. In addition, subject to restrictions in our financing documents, we may incur additional debt.
      If we are unable to meet our debt service obligations, we may need to restructure or refinance our debt, seek additional equity financing or sell assets. We may be unable to restructure or refinance our debt, obtain additional equity financing or sell assets on satisfactory terms or at all.

Our debt instruments impose significant operating and financial restrictions, which may limit our ability to finance future operations or capital needs and pursue business opportunities, thereby limiting our growth.
      The indentures governing our outstanding notes and our revolving credit facility impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things:

•	incur additional debt;

•	pay dividends or make other restricted payments;

•	create or permit certain liens, other than customary and ordinary liens;

•	sell assets other than in the ordinary course of our business;

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•	invest in joint ventures above those levels established in such instruments;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	engage in transactions with affiliates; and

•	consolidate or merge with or into other companies or sell all or substantially all of our assets.
      These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities. In addition, our revolving credit facility requires us to maintain specified financial ratios and satisfy certain financial covenants, the indentures governing our outstanding notes require us to maintain a specified minimum consolidated net worth, and our warehouse lines of credit require us to maintain the collateral value of our borrowing base. We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our revolving credit facility and warehouse lines of credit would prevent us from borrowing additional money under those facilities and could result in a default under those facilities and our other debt obligations. Our failure to maintain the specified minimum consolidated net worth under the indentures will require us to offer to purchase a portion of our outstanding notes. If we fail to purchase these notes, it would result in a default under the indentures and may result in a default under other debt facilities.

We may not be successful in our effort to identify, complete, integrate or manage acquisitions, which could adversely affect our results of operations and future growth.
      A principal component of our strategy is to continue to grow profitably in a controlled manner, including, where appropriate, by acquiring other property developers or homebuilders. We may not be successful in implementing our acquisition strategy, and growth may not continue at historical levels or at all. The failure to identify or complete business acquisitions, or successfully integrate the businesses we acquire or otherwise realize the expected benefits of any acquisitions, could adversely affect our results of operations and future growth. Specifically, any delays or difficulties in converting our various information systems or implementing our internal policies and procedures could increase costs and otherwise affect our results of operations. Even if we overcome these challenges and risks, we may not realize the expected benefits of our acquisitions, if any.

We may need additional financing to fund our operations or for the expansion of our business, and if we are unable to obtain sufficient financing or such financing is obtained on adverse terms, we may not be able to operate or expand our business as planned, which could adversely affect our results of operations and future growth.
      Our operations require significant amounts of cash. If our business does not achieve the levels of profitability or generate the amount of cash that we anticipate or if we expand through acquisitions or organic growth faster than anticipated, we may need to seek additional debt or equity financing to operate and expand our business. If we are unable to obtain sufficient financing to fund our operations or expansion, it could adversely affect our results of operations and future growth. We may be unable to obtain additional financing on satisfactory terms or at all. If we raise additional funds through the incurrence of debt, we will incur increased debt service costs and may become subject to additional restrictive financial and other covenants.

In the event that tax liabilities arise in connection with the October 2003 restructuring, there can be no assurance that we will not be liable for such amounts.
      Prior to a restructuring transaction which occurred in October 2003, Technical Olympic, Inc., which we refer to as Technical Olympic, was the parent of our consolidated tax reporting group, and we were jointly and severally liable for any U.S. federal income tax owed by Technical Olympic or any other member of the consolidated group. As part of the restructuring, Technical Olympic was merged into TOI, LLC, a newly-formed limited liability company of which we are the sole member, and we became the parent of our consolidated tax reporting group. Also, as part of the restructuring, Technical Olympic Services, Inc., which

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we refer to as TOSI, a newly-formed corporation wholly-owned by Technical Olympic S.A., which we refer to as TOSA, assumed all liabilities of Technical Olympic. We do not believe that any material tax liabilities will arise by reason of the restructuring. However, there can be no assurance that material tax liabilities will not arise in connection with the restructuring, that we will not be held liable for such amounts or that we will be able to collect from TOSI any amounts for which they may have assumed liability. The assessment of material tax liabilities in connection with the restructuring could have an adverse effect on our financial condition and results of operations.

TOSA, our majority stockholder, can cause us to take certain actions or preclude us from taking actions without the approval of the other stockholders and may have interests that could conflict with the interests of our other stockholders.
      As of July 18, 2005, TOSA owned 73.3% of the voting power of our common stock and, as adjusted for the sale of the securities covered by this prospectus, would own 69.8% of the voting power of our common stock. As a result, TOSA has, and will continue to have, the ability to control the outcome of virtually all corporate actions requiring stockholder approval, including the election of a majority of our directors, the approval of any merger and other significant corporate actions. TOSA may authorize actions or have interests that could conflict with those of our other stockholders.
Risks Related to Our Industry

Changes in economic or other business conditions could adversely affect demand and prices for new homes, which could decrease our revenues.
      The homebuilding industry historically has been cyclical and is affected significantly by adverse changes in general and local economic conditions, such as:

•	employment levels;

•	population growth;

•	consumer confidence and stability of income levels;

•	availability of financing for land and homesite acquisitions, and the availability of construction and permanent mortgages;

•	interest rates;

•	inventory levels of both new and existing homes;

•	supply of rental properties; and

•	conditions in the housing resale market.
      Adverse changes in one or more of these conditions, all of which are outside of our control, could reduce demand and/or prices for new homes in some or all of the markets in which we operate. A decline in demand or the prices we can obtain for our homes could decrease our revenues.

We are subject to substantial risks with respect to the land and home inventories we maintain, and fluctuations in market conditions may affect our ability to sell our land and home inventories at expected prices, if at all, which would reduce our profit margins.
      As a homebuilder, we must constantly locate and acquire new tracts of land for development and developed homesites to support our homebuilding operations. There is a lag between the time we acquire land for development or developed homesites and the time that we can bring the communities to market and sell homes. Lag time varies on a project-by-project basis; however, historically, we have experienced a lag time of approximately one to two years. As a result, we face the risk that demand for housing may decline or costs of labor or materials may increase during this period and that we will not be able to dispose of developed properties or undeveloped land or homesites acquired for development at expected prices or profit margins or

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within anticipated time frames or at all. The market value of home inventories, undeveloped land and developed homesites can fluctuate significantly because of changing market conditions. In addition, inventory carrying costs (including interest on funds used to acquire land or build homes) can be significant and can adversely affect our performance. Because of these factors, we may be forced to sell homes or other property at a loss or for prices that generate lower profit margins than we anticipate. We may also be required to make material write-downs of the book value of our real estate assets in accordance with generally accepted accounting principles if values decline.

Supply risks and shortages relating to labor and materials can harm our business by delaying construction and increasing costs.
      The homebuilding industry from time to time has experienced significant difficulties with respect to:

•	shortages of qualified trades people and other labor;

•	inadequately capitalized local subcontractors;

•	shortages of materials; and

•	volatile increases in the cost of certain materials, including lumber, framing and cement, which are significant components of home construction costs.
      These difficulties can, and often do, cause unexpected short-term increases in construction costs and cause construction delays. In addition, to the extent our subcontractors incur increased costs associated with recent increases in insurance premiums and compliance with state and local regulations, these costs are passed on to us as homebuilders. We are generally unable to pass on any unexpected increases in construction costs to those customers who have already entered into sales contracts, as those contracts generally fix the price of the house at the time the contract is signed, which may be up to one year in advance of the delivery of the home. Furthermore, sustained increases in construction costs may, over time, erode our profit margins. We have historically been able to offset sustained increases in the costs of materials with increases in the prices of our homes and through operating efficiencies. However, in the future, pricing competition may restrict our ability to pass on any additional costs, and we may not be able to achieve sufficient operating efficiencies to maintain our current profit margins.

Future increases in interest rates or a decrease in the availability of government-sponsored mortgage financing could prevent potential customers from purchasing our homes, which would adversely affect our revenues and profitability.
      Almost all of our customers finance their purchases through mortgage financing obtained from us or other sources. Increases in interest rates or decreases in the availability of mortgage funds provided by Fannie Mae, Freddie Mac, the Federal Housing Administration, or the Veteran’s Administration could cause a decline in the market for new homes as potential homebuyers may not be able to obtain affordable financing. In particular, because the availability of mortgage financing is an important factor in marketing many of our homes, any limitations or restrictions on the availability of those types of financing could reduce our home sales and the lending volume at our mortgage subsidiary. Increased interest rates can also limit our ability to realize our backlog because our sales contracts typically provide our customers with a financing contingency. Financing contingencies allow customers to cancel their home purchase contracts in the event they cannot arrange for financing. Even if our potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their existing homes to potential buyers who need financing. Interest rates currently are at one of their lowest levels in decades, and any future increases in interest rates could adversely affect our revenues and profitability.

The competitive conditions in the homebuilding industry could increase our costs, reduce our revenues, and otherwise adversely affect our results of operations.
      The homebuilding industry is highly competitive and fragmented. We compete in each of our markets with numerous national, regional and local builders. Some of these builders have greater financial resources,

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more experience, more established market positions and better opportunities for land and homesite acquisitions than we do and have lower costs of capital, labor and material than us. Builders of new homes compete for homebuyers, as well as for desirable properties, raw materials and skilled subcontractors. The competitive conditions in the homebuilding industry could, among other things:

•	increase our costs and reduce our revenues and/or profit margins;

•	make it difficult for us to acquire suitable land or homesites at acceptable prices;

•	require us to increase selling commissions and other incentives;

•	result in delays in construction if we experience a delay in procuring materials or hiring laborers; and

•	result in lower sales volumes.
      We also compete with resales of existing homes, available rental housing and, to a lesser extent, condominium resales. An oversupply of attractively priced resale or rental homes in the markets in which we operate could adversely affect our ability to sell homes profitably.
      Our financial services operations are also subject to competition from third party providers, many of which are substantially larger, may have a lower cost structure and may focus exclusively on providing such services.

We are subject to product liability and warranty claims arising in the ordinary course of business that could adversely affect our results of operations.
      As a homebuilder, we are subject in the ordinary course of our business to product liability and home warranty claims. We provide our homebuyers with a one-year or two-year limited warranty covering workmanship and materials and an eight-year or ten-year limited warranty covering major structural defects. Claims arising under these warranties and general product liability claims are common in the homebuilding industry and can be costly. Although we maintain product liability insurance, the coverage offered by, and availability of, product liability insurance for construction defects is currently limited and, where coverage is available, it may be costly. We currently have a homebuilder protective policy which covers warranty claims for structure and design defects related to homes sold by us during the policy period, subject to a significant self-insured retention per occurrence. However, our product liability insurance and homebuilder protective policies contain limitations with respect to coverage, and there can be no assurance that these insurance rights will be adequate to cover all product liability and warranty claims for which we may be liable or that coverage will not be further restricted and become more costly. In addition, although we generally seek to require our subcontractors and design professionals to indemnify us for liabilities arising from their work, we may be unable to enforce any such contractual indemnities. Uninsured and unindemnified product liability and warranty claims, as well as the cost of product liability insurance and our homebuilder protective policy, could adversely affect our results of operations.

We are subject to mold litigation and claims arising in the ordinary course of business that could adversely affect our results of operations.
      Recently, lawsuits have been filed against homebuilders and insurers asserting claims of property damages and personal injury caused by the presence of mold in residential dwellings. Some of these lawsuits have resulted in substantial monetary judgments or settlements. Many insurance carriers, including our insurance carriers to some extent, exclude coverage for claims arising from the presence of mold. Uninsured mold liability and claims could adversely affect our results of operations. Historically, we have had a low level of mold litigation and mold related claims and expenses related to any such litigation or claims have been immaterial to our net income. However, there can be no assurance that the amount of mold litigation and claims brought against us will not increase and adversely affect our net income in the future.

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States, cities and counties in which we operate have, or may adopt, slow or no growth initiatives that would reduce our ability to build in these areas and could adversely affect our future revenues.
      Several states, cities and counties in which we operate have approved, and others in which we operate may approve, various “slow growth” or “no growth” initiatives and other ballot measures that could negatively impact the availability of land and building opportunities within those localities. Approval of slow or no growth measures would reduce our ability to build and sell homes in the affected markets and create additional costs and administration requirements, which in turn could have an adverse effect on our future revenues.

Our business is subject to governmental regulations that may delay, increase the cost of, prohibit or severely restrict our development and homebuilding projects.
      We are subject to extensive and complex laws and regulations that affect the land development and homebuilding process, including laws and regulations related to zoning, permitted land uses, levels of density, building design, elevation of properties, water and waste disposal and use of open spaces. In addition, we and our subcontractors are subject to laws and regulations relating to workers health and safety. We also are subject to a variety of local, state and federal laws and regulations concerning the protection of health and the environment. In some of the markets in which we operate, we are required to pay environmental impact fees, use energy saving construction materials and give commitments to provide certain infrastructure such as roads and sewage systems. We must also obtain permits and approvals from local authorities to complete residential development or home construction. The laws and regulations under which we and our subcontractors operate, and our and their obligations to comply with them, may result in delays in construction and development, cause us to incur substantial compliance and other increased costs, and prohibit or severely restrict development and homebuilding activity in certain areas in which we operate.
      Our financial services operations are subject to numerous federal, state and local laws and regulations. Failure to comply with these requirements can lead to administrative enforcement actions, the loss of required licenses and claims for monetary damages.

Our business revenues and profitability may be adversely affected by natural disasters or weather conditions.
      Homebuilders are particularly subject to natural disasters and severe weather conditions as they can delay our ability to timely complete or deliver homes, damage the partially complete or other unsold homes that are in our inventory, negatively impact the demand for homes, and/or negatively affect the price and availability of qualified labor and materials. Our operations are located in many areas that are especially subject to natural disasters. To the extent that hurricanes, severe storms, floods, tornadoes or other natural disasters or similar weather events occur, our business may be adversely affected. To the extent our insurance is not adequate to cover business interruption or losses resulting from these events, our revenues and profitability may be adversely affected.

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Special Note Regarding Forward Looking Statements
      This prospectus and the documents incorporated by reference in this prospectus contain “forward-looking statements” #within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements concern expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements including those regarding:

•	our expectations regarding growth opportunities in the homebuilding industry and our ability to successfully take advantage of such opportunities to expand our operations and maximize our financial returns;

•	our expectations regarding population growth and median income growth trends and their impact on future housing demand in our markets;

•	our expectation regarding the impact of geographic and customer diversification;

•	our expectation that strong demand for new housing in our current markets will contribute to our growth;

•	our belief that by leveraging our current operations, we will, over time, maximize our financial returns, strengthen our margins and increase our revenues and profitability;

•	our ability to successfully integrate our current operations and any future acquisitions, and to recognize anticipated operating efficiencies, cost savings, and revenue increases;

•	our expectations regarding our land and homesite acquisition strategy and its impact on our business, including our estimate of the number of years our supply of homesites affords us;

•	our belief that homes in premier locations will continue to attract homebuyers in both strong and weak economic conditions;

•	our intention to make improvement of our operating margin a high priority for 2005;

•	our expectations regarding future land sales;

•	our intention to grow the financial services business;

•	our belief regarding growth opportunities within our financial services business;

•	our expectations regarding the impact of our business initiatives on our ability to capture repeat business, to minimize our exposure to adverse economic conditions, and to increase our revenue;

•	our belief that we have adequate financial resources to meet our current and anticipated working capital, including our annual debt service payments, and land and homesite acquisition and development needs;

•	our expectations regarding compensation charges for 2005 relating to certain outstanding stock options and common stock purchase rights;

•	our expectations regarding the implementation of certain recent accounting pronouncements;

•	the impact of inflation on our future results of operations;

•	our ability to pass through to our customers any increases in our costs;

•	our expectations regarding our continued use of option contracts, investments in unconsolidated joint ventures, and other off-balance sheet arrangements to control homesites and manage our business and their effect on our business;

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•	our expectations regarding the labor and supply shortages in Florida resulting from the 2004 hurricanes;

•	our expectations regarding our use of cash in operations;

•	our expectations regarding the impact on our business and profits of phasing sales in some of our high demand markets;

•	our expectation that the American Jobs Creation Act will not have a material impact on our consolidated financial condition or results of operations.

•	our expectation that the Transeastern transaction will close in the third quarter of 2005; and

•	our expectation that a joint venture will be formed between us and the principals of Transeastern.
      These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. As a result, actual results may differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

•	our significant level of debt and the impact of the restrictions imposed on us by the terms of this debt;

•	our ability to borrow or otherwise finance our business in the future;

•	our ability to identify and acquire, at anticipated prices, additional homebuilding opportunities and/or to effect our growth strategies;

•	our relationship with TOSA and its control over our business activities;

•	our ability to successfully integrate and to realize the expected benefits of any acquisitions;

•	economic or other business conditions that affect the desire or ability of our customers to purchase new homes in markets in which we conduct our business, such as increases in interest or unemployment rates or decline in consumer confidence or the demand for, or the prices of, housing;

•	events which would impede our ability to open new communities and/or deliver homes within anticipated timeframes and/or within anticipated budgets;

•	any unexpected delays in the opening of new communities in 2005, including those due to delays in governmental approvals;

•	our ability to successfully utilize and recognize the anticipated benefits of joint venture and option contracts;

•	a decline in the demand for, or the prices of, housing;

•	a decline in the value of the land and home inventories we maintain;

•	an increase in the cost of, or shortages in the availability of, skilled labor or construction materials;

•	an increase in interest rates;

•	our ability to successfully dispose of developed properties or undeveloped land or homesites at expected prices and within anticipated time frames;

•	our ability to compete in our existing and future markets;

•	the impact of hurricanes, tornadoes or other natural disasters or weather conditions on our business, including the potential for shortages and increased costs of materials and qualified labor and the potential for delays in construction and obtaining government approvals;

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•	an increase or change in government regulations, or in the interpretation and/or enforcement of existing government regulations;

•	any delay in, or failure of, satisfaction of any closing condition specified in the Purchase Agreement or any other event which may interfere with, delay, or prevent the closing of the Transeastern transaction; and

•	any event which may interfere with, delay, or prevent the formation of a joint venture between us and the principals of Transeastern.

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USE OF PROCEEDS
      We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholder.

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THE SELLING STOCKHOLDER
      Under a Registration Rights Agreement, dated June 25, 2002, between us and Technical Olympic, we agreed to register under the Securities Act the resale of all of the shares of common stock then held, or from time to time thereafter held, by Technical Olympic. As a result of an October 2003 restructuring transaction, the shares of our common stock owned by Technical Olympic were transferred to TOSA and all of Technical Olympic’s rights and obligations under the Registration Rights Agreement inured to the benefit of TOSA. We have filed the registration statement, of which this prospectus is a part, to register the resale of up to 2,000,000 shares of our common stock by TOSA pursuant to our obligations under the Registration Rights Agreement.
      The following table sets forth information known to us with respect to the beneficial ownership of our common stock by the selling stockholder as of July 18, 2005. The selling stockholder may sell some, all or none of these shares. The table assumes that the selling stockholder sells all of the shares registered under this prospectus. We currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.

			Shares of Common
			Stock Beneficially
	Common Stock		Owned
	Beneficially Owned	Number of Shares	After the Offering
	Prior to the Offering	of Common Stock
Selling Stockholder	(1)	to be Offered	Number	Percent

Technical Olympic S.A.	41,141,975	2,000,000	39,141,975	69.8%
Certain Relationships
      TOSA is our parent company and owned 73.3% of the voting power of our common stock as of July 18, 2005. Konstantinos Stengos, the Chairman of our Board of Directors, is the president and managing director of TOSA and Mr. Stengos owns more than 5% of the outstanding stock of TOSA. In addition, Andreas Stengos, George Stengos and Marianna Stengou, three of our other directors, have served, and currently serve, as officers and/or directors of TOSA. One of our former directors and executive officers also served as an officer of TOSA at the time.
      We have entered into various agreements with TOSA and/or affiliates of TOSA. We have a management services agreement with TOSI, a Delaware corporation wholly-owned by TOSA, under which TOSI provides consultation with, and assistance to, our Board of Directors and management in connection with issues involving our business, as well as other services requested from time to time by our Board of Directors. In consideration for providing such services, the agreement requires us to pay TOSI an annual management fee of $500,000 and, to the extent our net income for any fiscal year meets established targets, additional annual incentive fees, which may not exceed $3.0 million. In addition, we have entered into non-exclusive purchasing agreements with TOSA, pursuant to which TOSA purchases certain materials and supplies necessary for operations on our behalf and provides them to us at cost. Finally, until October 2003, we had a tax allocation agreement between Technical Olympic and us. The agreement was terminated as a result of the merger of Technical Olympic into one of our wholly-owned subsidiaries pursuant to an October 2003 restructuring transaction. For a full description of the terms of these agreements, and payments in connection with these agreements, please see our Proxy Statement for the 2005 Annual Meeting of Stockholders, as filed with the Commission, and our other filings with the Commission which are incorporated by reference herein.

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PLAN OF DISTRIBUTION
      We are registering 2,000,000 shares of our common stock to permit the resale of these shares of common stock by the selling stockholder from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholder of the shares of common stock. The selling stockholder may sell all or a portion of our common stock beneficially owned by it, and offered hereby, from time to time, directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at prices related to such prevailing market prices, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,
      (1) on the New York Stock Exchange or any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
      (2) in the over-the-counter market;
      (3) in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
      (4) through the writing of options, whether the options are listed on an options exchange or otherwise;
      (5) through the settlement of short sales;
      (6) through a combination of such methods of sale; or
      (7) through any other method permitted pursuant to applicable law.
      If the selling stockholder effects such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from that selling stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions. The selling stockholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. The selling stockholder may also elect to sell all or a portion of its common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.
      The selling stockholder may pledge or grant a security interest in some or all of the shares of common stock owned by the selling stockholder and, if the selling stockholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholder under this prospectus. The selling stockholder also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.
      The selling stockholder and any underwriter, broker-dealer or agent participating in the sale of the shares of common stock may be deemed to be an “underwriter” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed, to any such underwriter, broker-dealer or agent may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or

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concessions allowed or reallowed or paid to broker-dealers. Any person deemed to be an underwriter will be subject to the prospectus delivery requirements of the Securities Act.
      Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.
      The selling stockholder, and any other person participating in the distribution the shares of common stock registered pursuant to this registration statement, will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act. Regulation M may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.
      We will pay all expenses of the registration of the shares of common stock pursuant to the Registration Rights Agreement, estimated to be $19,558 in total, including, without limitation, Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholder will pay, all applicable underwriting discounts and selling commissions, if any. We will indemnify the selling stockholder against certain liabilities, including under the Securities Act, in accordance with our obligations under the Registration Rights Agreement, or the selling stockholder will be entitled to contribution. We may be indemnified by the selling stockholder against certain liabilities, including under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the selling stockholder’s obligations under the Registration Rights Agreement, or we may be entitled to contribution. The selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of our common stock against civil liabilities, including liabilities under the Securities Act.
      Once sold under the registration statement which includes this prospectus, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

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Where You Can Find More Information
      We file annual, quarterly and special reports and other information with the Commission. You may read our Commission filings over the Internet at the Commission’s website at http://www.sec.gov. You may also read and copy documents at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Commission filings are also available via our website at http://www.tousa.com. We do not intend the information on our website to constitute part of this prospectus and registration statement.
      We incorporate into this prospectus and registration statement by reference the following documents filed by us with the Commission, each of which should be considered an important part of this prospectus and registration statement:

Commission Filing (File No. 001-32322)	Period Covered or Date of Filing

Annual Report on Form 10-K	Year ended December 31, 2004
Quarterly Report on Form 10-Q	Quarter ended March 31, 2005
Current Report on Form 8-K, other than any information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K	February 17, 2005, February 22, 2005, March 1, 2005, March 4, 2005, March 31, 2005, April 8, 2005, May 24, 2005, May 31, 2005 and June 9, 2005
Description of our common stock contained in Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating such description	January 28, 1998 and October 18, 2004
All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, other than any information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or as otherwise permitted by Commission rules and regulations
After the date of this prospectus
      Any statement contained in a document deemed to be incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein, or in any other subsequently filed document also deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and registration statement. While any securities described herein remain outstanding, we will make available at no cost, upon written or oral request, to any beneficial owner and any prospective purchaser of securities described herein any of the documents incorporated by reference in this prospectus and registration statement. Any such request should be directed to us at the following address: 4000 Hollywood Blvd., Suite 500 N, Hollywood, Florida 33021, Attn: General Counsel, (954) 364-4000.
      You should rely only on the information contained in this prospectus and registration statement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this prospectus and registration statement speaks only as of the date of this prospectus and registration statement unless the information specifically indicates that another date applies.
      The information in this prospectus and registration statement and any prospectus supplement may not contain all of the information that may be important to you. You should read the entire prospectus and registration statement, as well as the documents incorporated by reference in the prospectus and registration statement, before making an investment decision.

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Legal Matters
      The validity of any securities offered under this prospectus or any prospectus supplement has been passed upon for us by Akerman Senterfitt, Miami, Florida.
Experts
      Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2004 and our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated by reference herein. Such consolidated financial statements and management’s assessment are incorporated by reference in this prospectus in reliance upon such reports given on the authority of said firm as experts in accounting and auditing.

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Technical Olympic USA, Inc.